As filed with the Securities and Exchange Commission on October 5, 2000
                                                      Registration No. 333-36104
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933


                         Southern States Cooperative,
                                 Incorporated
          ----------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                                   Virginia
          ----------------------------------------------------------
        (State or other jurisdiction of incorporation or organization)


                                     5191
          ----------------------------------------------------------
           (Primary Standard Industrial Classification Code Number)


                                  54-0387200
          ----------------------------------------------------------
                     (I.R.S. Employer Identification No.)


                            6606 West Broad Street
                           Richmond, Virginia 23230
                                (804) 281-1000
         ----------------------------------------------------------
                 (Address and telephone number of registrant's
                          principal executive office)


                         N. HOPPER ANCARROW, JR., ESQ.
                 Vice President, General Counsel and Secretary
                       Southern States Cooperative, Inc.
                            6606 West Broad Street
                           Richmond, Virginia 23230
                                (804) 281-1205
          ----------------------------------------------------------
           (Name, address and telephone number of agent for service)


                                   Copy to:

                       F. CLAIBORNE JOHNSTON, JR., ESQ.
                           Mays & Valentine, L.L.P.
                             1111 East Main Street
                           Richmond, Virginia 23218
                                (804) 697-1214


       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                     CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------
                                     Proposed          Proposed
     Title of Each Class             Maximum           Maximum       Proposed Maximum     Amount of
       of Securities to             Amount to       Offering Price        Aggregate      Registration
        be Registered             be Registered        Per Unit        Offering Price     Fee (1) (2)
-----------------------------------------------------------------------------------------------------
        Senior Notes                $50,000,000          100%            $50,000,000       $13,200
-----------------------------------------------------------------------------------------------------

          (1) The registration fee was calculated in accordance with Section 6 of the Securities Act of 1933, as amended.

          (2) The entire $13,200 fee was paid with our initial filing of this Registration Statement on May 2, 2000.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS
----------------------



                                  $50,000,000
                   SOUTHERN STATES COOPERATIVE, INCORPORATED
                                 Senior Notes
             Due from Six Months to Seven Years From Date of Issue

                              ____________________


Southern States Cooperative, Incorporated:

 .    We are a regional farmers' supply and marketing cooperative. Our principal office is located at 6606 West Broad Street, Richmond, Virginia 23230, and our telephone number is 804-281-1000.

The Offering:

 .    Manner of Offering: Our offering is not underwritten by any broker-dealer.
     ------------------
     We will offer the Senior Notes through our Manager and our Assistant Manager of Structured Finance, both of whom are officers and employees of Southern States. We are not paying any commission or remuneration to these employees based on sales of the Senior Notes.

 .    Proceeds: Because this offering is not underwritten, we have no assurance
     --------
     what amount of proceeds we may receive from the offering. If all of the Senior Notes offered are sold, we will receive approximately $49.25 million of the proceeds, after paying approximately $750,000 in offering expenses.

 .    Anticipated Trading Market: We do not expect there to be any trading market
     --------------------------
     for the Senior Notes and we will not make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

The Senior Notes:

 .    Maturities: The Senior Notes will mature from six months to seven years
     ----------
     from date of issue.

 .    Minimum Denominations: The Senior Notes will be issued in minimum
     ---------------------
     denominations of $1,000, $10,000 or $100,000, and increments of $100, $500 and $1,000, respectively.

 .    Ranking: The Senior Notes will be unsecured and will rank equally with all
     -------
     other unsecured and unsubordinated debt of Southern States. The Senior Notes will be effectively subordinated to our secured indebtedness, which aggregated approximately $22.2 million as of June 30, 2000.

 .    Interest Rates: Interest on each series of Senior Notes will be paid at
     --------------
     fixed rates that we will establish as of the first business day of the month for Senior Notes issued during that month. Once a rate for a particular Senior Note is set, it will not be changed while that Senior
     Note is outstanding.

 .    Interest Payment Dates: Interest on the six month Senior Notes will be paid
     ----------------------
     at their maturity. Interest on all other Senior Notes will be paid quarterly. Interest will accrue from the date of original issuance of each Senior Note.

 .    Redemption: The Senior Notes may be redeemed by holders prior to maturity
     ----------
     subject to an interest penalty except in limited circumstances. The five and seven year Senior Notes are subject to redemption at the option of Southern States after two years from the date of issuance.

 .    Form:  The Senior Notes will be issued in certificated form.
     ----

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or solicitation of such offer or sale of the Senior Notes by any person, in any jurisdiction in which it is unlawful for such person to make an offer, solicitation or sale.

We urge you to carefully read the "Risk Factors" section beginning on page 6, where we describe specific risks associated with the offering, along with the rest of this prospectus, before you make your investment decision.

                             ____________________

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             ____________________

            The date of this prospectus is ___________, 2000.

                 [To follow front cover for EDGAR filing only]

You should rely only on the information contained in this document or to which we have referred you. Southern States has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell the Senior Notes. The information in this document may only be accurate on the date of this document.


                               TABLE OF CONTENTS

                                                                   Page
                                                                   ----
Prospectus Summary...............................................     1
Risk Factors.....................................................     6
Use of Proceeds..................................................    10
Selected Historical Consolidated Financial Information...........    11
Management's Discussion and Analysis of Financial Condition and
  Results of Operations..........................................    15
Southern States..................................................    34
Business of Southern States......................................    39
Management.......................................................    56
Description of the Senior Notes..................................    70
Plan of Distribution.............................................    82
Absence of Public Market, Redemption and Market Risk.............    83
Legal Matters....................................................    84
Experts..........................................................    84
Available Information............................................    84
Disclosure Regarding Forward Looking Statements..................    85
Index to Financial Statements....................................   F-1

                              PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the information that may be important to you. You should read the entire document before making your investment decision. Southern States Cooperative, Incorporated's fiscal year ends on June 30.

                   Southern States Cooperative, Incorporated

     Southern States is a regional farmers' supply and marketing cooperative. Southern States was originally incorporated in the State of Virginia on March 14, 1923, under the name "Virginia Seed Service." It subsequently changed its name to Southern States Cooperative, Incorporated. It has operated continuously since 1923.

     . As a supply cooperative, Southern States provides agricultural supplies and services to its members and others through its crops, feed, petroleum, retail farm supply, and farm and home divisions.

     . As a marketing cooperative, Southern States provides marketing services for its members through its grain marketing and livestock marketing divisions.

     For many years, Southern States has served a wide range of rural and urban customers in its traditional Mid-Atlantic territory of Delaware, Maryland, Virginia, West Virginia, Kentucky and North Carolina. As a result of the acquisitions of Michigan Livestock Exchange in April 1998 and the Gold Kist Inputs Business in October 1998, Southern States also currently operates in Michigan, Ohio, Indiana, Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and South Carolina.


     Southern States is owned by over 300,000 farmer and local cooperative members. It is the principal cooperative in a cooperative distribution system that encompassed over 700 retail locations as of June 30, 2000. Southern States operates through several divisions:

     . Crops division - procures, manufactures and distributes fertilizer, seed and crop protectants to members and other customers.

     . Feed division - procures, manufactures and distributes a wide range of dairy, livestock, equine, poultry, pet and aquaculture feeds.

     . Petroleum division - sells petroleum products, including all grades of gasoline, kerosene, fuel oil, diesel fuel and propane, as well as petroleum equipment.

     . Retail Farm Supply division - operates company-owned and managed local cooperative retail farm supply locations throughout the Mid-Atlantic, Southeast and South Central regions of the United States.

     . Farm and Home division - distributes farm and home products at wholesale to retail farm supply locations and at retail through urban and suburban retail locations.

     . Grain Marketing division - operates a year-round market for produced grains, primarily corn, soybeans, wheat and barley.

     . Livestock Marketing division - operates livestock auction facilities and swine buying stations in Michigan, Ohio, Indiana and Kentucky.

                                 The Offering

     We are offering $50 million of Senior Notes, to be issued in various series as specified in the table below.

Maturities and
Minimum Denominations........  The Senior Notes will be available for the maturities and in the minimum denominations as shown below:


                                                                                Minimum                        Initial
                             Series                                        Initial Investment               Interest Rate
----------------------------------------------------------------     ----------------------------     -----------------------
Six month maturity, Series A (Standard Certificate)                                      $  1,000                 %
Six month maturity, Series B (Large Certificate)                                           10,000                 %
Six month maturity, Series C (Jumbo Certificate)                                          100,000                 %

One year maturity, Series D (Standard Certificate)                                          1,000                 %
One year maturity, Series E (Large Certificate)                                            10,000                 %

Two year maturity, Series F (Standard Certificate)                                          1,000                 %
Two year maturity, Series G (Large Certificate)                                            10,000                 %

Five year maturity, Series H (Standard Certificate)                                         1,000                 %
Five year maturity, Series I (Large Certificate)                                           10,000                 %

Seven year maturity, Series J (Standard Certificate)                                        1,000                 %
Seven year maturity, Series K (Large Certificate)                                          10,000                 %


[room for sticker]

Manner of Offering..........  We are not using an underwriter to offer the
                              Senior Notes. Instead, designated employees of Southern States will be selling the Senior Notes on our behalf. Our employees will not receive any commission or remuneration based on sales of the Senior Notes.


Ranking.....................  The Senior Notes are unsecured. They will rank equally with all of our unsecured and
                              unsubordinated debt obligations, which aggregated approximately $170.2 million as of June 30, 2000. The Senior Notes will be effectively subordinated to our secured indebtedness, which aggregated approximately $22.2 million at June 30, 2000. The Indenture under which the Senior Notes will be issued contains no restrictions on additional indebtedness that we may incur. However, the most restrictive debt limitation covenant in any of our loan agreements limited our aggregate senior indebtedness to approximately $274.5 million at June 30, 2000, based on our capitalization at that date.


Interest Rates..............  We will determine the interest rate on each of the
                              Senior Notes as described in "Description of the Senior Notes--Interest Rates." In summary, we will pay interest on Senior Notes of each series at fixed rates which we will establish as of the first business day of the month for all of the Senior Notes issued during that month.


Interest Payment Dates......  We will pay interest on the six month Senior Notes at their maturity. We will pay interest on all other Senior Notes on January 1, April 1, July 1 and October 1 of each year, to holders of record on the 15th day of the preceding month. Each Senior Note will accrue interest from the date of its original issuance.


Redemption at Your Option...  We will redeem the Senior Notes held by any person upon the holder's request. Early redemption will be subject to an early redemption penalty, except in the case of the holder's death or pursuant to mandatory IRA withdrawals. In the case of six month and one year Senior Notes, the penalty will be equal to three months' interest. In the case of Senior Notes with a maturity of more than one year, the interest penalty will be equal to six months' interest.

Redemption at the
Option of Southern States...  We may elect to redeem the five and seven year
                              Senior Notes before their maturities at our option. We may redeem a five year or seven year Senior Note anytime after two years from the date of its issuance. The price we will pay on redemption will be the face amount of the particular Senior Note plus accrued interest to the date of redemption.


Use of Proceeds.............  We will use the net proceeds from the sale of the
                              Senior Notes to repay other senior indebtedness and for other general corporate purposes.


Default.....................  The indenture under which the Senior Notes will be issued defines the circumstances which will constitute an "event of default" with respect to Senior Notes. These events include our failure to pay the principal on the Senior Notes when due, or our failure to pay any interest on the Senior Notes within 60 days of becoming due. The holders of a majority in principal amount of the outstanding Senior Notes of any series may waive a default for that series, except a default in the payment of principal or interest on the Senior Notes, or a default with respect to a covenant or provision that cannot be amended or modified without the consent of the holder of each outstanding Senior Note of the series affected. Holders of 75% in aggregate principal amount of the Senior Notes of any affected series may, on behalf of the holders of all Senior Notes of that series, consent to the postponement of overdue interest payments for up to three years from the interest due date.


Modification of the
Indenture...................  We may amend the indenture under which the Senior
                              Notes will be issued without the consent of the holders of the Senior Notes in limited circumstances. We may amend the indenture to change the rights of holders of any series of Senior Notes only with the consent of a majority in aggregate principal amount of Senior Notes of that series. Except with respect to the postponement of overdue interest payments, no amendment of the principal or interest payment terms of the Senior Notes will be effective against a holder without that holder's consent.

Covenants...................  For as long as any of the Senior Notes are outstanding, we are obligated to:

                              .    pay the principal and interest on the Senior
                                   Notes when due;
                              .    maintain an office for transfer, exchange,
                                   redemption and payment of the Senior Notes;
                              .    keep a trustee appointed;
                              .    deliver a certificate to the trustee at the
                                   end of each year confirming our compliance with our obligations under the Indenture; and
                              .    set aside, or deposit with any third-party
                                   paying agent, sufficient funds for the
                                   payment of principal and interest on the Senior Notes when due.

Anticipated Trading Market..  We do not expect there to be any trading market for the Senior Notes. We will not make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.


We urge you to carefully read the "Risk Factors" section beginning on page 6, where we describe specific risks associated with the offering, along with the rest of this prospectus, before you make your investment decision.

                                 RISK FACTORS

     You should read carefully the following risk factors and the other sections of this prospectus before purchasing any Senior Notes.

Risk Factors Relating to the Senior Notes

We do not expect there to be any significant secondary market for the Senior Notes and consequently your ability to sell the Senior Notes if you wish to do so before they mature may be limited.

     There is no present trading market for the Senior Notes. We do not intend to create or encourage a trading market for the Senior Notes, and it is highly unlikely that any secondary trading market will develop. We do not intend to apply for a listing of the Senior Notes on any securities exchange or to include them in any automated quotation system. Any secondary market which might develop for, and the market value of, the Senior Notes will be affected by a number of factors which are independent of our creditworthiness. These factors include the level and direction of interest rates, the remaining period to maturity of the Senior Notes, our right to redeem the Senior Notes, our right to issue Senior Notes at interest rates higher than the rates for the Senior Notes previously issued, the aggregate principal amount of the Senior Notes outstanding and the terms and availability of comparable investments. In addition, the market value of the Senior Notes may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally, and Southern States specifically.

     You should rely solely on our ability to repay at maturity the principal of the offered Senior Notes as the source for liquidity for this investment. See "Description of the Senior Notes--Interest Rates," "--Redemption at the Option of Holders" and "--Redemption at the Option of Southern States."


Except in limited circumstances, holders of the Senior Notes who ask to have their Senior Notes redeemed prior to their maturity will be penalized by the deduction from the redemption price of an amount equal to up to six months' interest.

     You may submit your Senior Notes for redemption prior to maturity if you wish to do so. However, we will impose an interest penalty for redemptions made at your request prior to maturity for reasons other than death or mandatory IRA withdrawals. We will permit early redemption without any interest penalty in the case of death of a holder of Senior Notes or if the holder is holding a Senior
Note in an individual retirement account established under section 408 of the Internal Revenue Code and the redemption is necessary to satisfy mandatory withdrawal requirements. In the case of six month and one year Senior Notes, the penalty will be equal to three months' interest. In the case of Senior Notes with a maturity date of more than one year, the interest penalty will be equal to six months' interest. The penalty could exceed the amount of interest paid or accrued on the Senior Note to the redemption date, and result in a redemption price that is less than the principal amount of the Senior Note being redeemed. The effect of the interest penalty is more fully described under "Description of the Senior Notes--Redemption at the Option of Holders." Depending on your investment objective, the imposition of interest penalties may make these Senior Notes an unsuitable investment for you.

The indenture under which the Senior Notes will be issued does not limit our ability to incur additional debt that ranks senior or equal to the Senior Notes, which may increase the risk that we might not be able to meet our interest and principal obligations on the Senior Notes or our other senior debt.


     The indenture under which the Senior Notes will be issued does not limit our ability to incur additional debt that ranks senior or equal to the Senior Notes. As a result, we potentially could incur significant additional indebtedness through the issuance of senior notes or other senior indebtedness, including secured indebtedness which would effectively be senior to the unsecured Senior Notes. The issuance of such additional indebtedness could entail financial risks to Southern States and the holders of Senior Notes because of the increased payments of interest and repayments of principal that accompany higher levels of indebtedness, and the consequent increased risk that Southern States might not be able to meet its required payments. Also, if Southern States were liquidated, holders of secured indebtedness would effectively rank senior to holders of unsecured indebtedness such as the Senior Notes. However, our bank credit facilities do have debt limitation covenants which restrict our ability to issue additional unsecured senior debt based upon our capitalization. As of June 30, 2000, under those covenants our aggregate debt limit for all senior debt was $274.5 million. At the same date our financial covenants limited our secured indebtedness to the amount secured and outstanding on that date, which was approximately $22.2 million in the aggregate, plus amounts secured by liens given in connection with the purchase or lease of new property or equipment, plus amounts up to $2.5 million for any other purpose.

If holders of a large amount of Senior Notes submit their Senior Notes for early redemption, it is possible Southern States may have to seek other sources of funds in order to satisfy those redemption requests.

     Southern States does not intend to maintain back-up lines of credit from commercial banks or other lenders sufficient to cover the early redemption of all or any substantial portion of the Senior Notes. If circumstances should cause holders of a substantial amount of the Senior Notes to submit their Senior Notes for early redemption in close proximity to each other, Southern States may not have readily available bank lines of credit or other funds to satisfy all such early redemption requests. In such an event, Southern States would have to seek other sources of funding and, if such funding is not available, Southern States might have to seek some accommodation with the holders of Senior Notes in order to permit an orderly plan of payment of the Senior Notes.

Risk Factors Relating to Southern States

Declining commodity prices resulted in lower than anticipated revenues and reduced net savings in fiscal 1998 and fiscal 2000 compared to prior years and in a net loss in fiscal 1999.


     Our recent operating results have been adversely affected by significant declines in a wide range of agricultural commodity prices. Net savings for the fiscal years ended June 30, 1998, and June 30, 2000, were $10.7 and $5.0 million, respectively. We experienced a loss for the fiscal year ended June 30, 1999, of $2.1 million. These results were significantly below the net savings of $27.5 million achieved for the year ended June 30, 1997, and the $27.6 million achieved for the year ended June 30, 1996. These reductions in net savings in fiscal 1998 and 1999, in comparison to fiscal 1997 and 1996, were attributable to significant price declines in petroleum products, grains, livestock and fertilizer coupled with volume reductions in petroleum and grain marketing as a result of warmer than usual weather during the heating season and drought and flood conditions that adversely affected grain harvests. Agricultural commodity prices remained at depressed levels during fiscal 2000; however, petroleum product prices recovered significantly and in some cases are now at record or near-record highs.


     Although some commodity prices have returned to more normal levels, we expect lower than usual commodity prices in many of our product lines to continue for some time in the future. As a result, our operating results in fiscal 2001 and future periods may continue to be adversely affected unless and until prices return to more normal levels.

A violation of financial covenants in our credit facilities and other borrowing agreements could cause an acceleration of payment on a substantial portion of our debt obligations and could affect our ability to pay interest and principal on the Senior Notes.

     If we experience an event of default under one of our loan agreements, it may cause a default under other loan agreements. Our bank credit facilities, our tax-exempt bond financings, and some of our other borrowing agreements relating to our senior debt contain various financial covenants. If we violate any of these covenants and do not cure the violation within the time permitted under such agreements, the violation could constitute an event of default under one or more of these agreements. In some cases, an event of default might permit the lender to accelerate the payment of our indebtedness under a particular agreement. Virtually all of our bank credit agreements, tax-exempt bond financing agreements, capital leases and other financing agreements contain some form of cross-default provision, which could permit our lenders to accelerate the payment of at least a substantial portion of our total indebtedness if a default occurs under any one of these agreements. Such an event could cause an acceleration of payment under our various loan agreements and prevent us from borrowing under our credit facilities if we needed to do so in order to make payments of principal or interest on the Senior Notes. The Indenture under which the Senior Notes will be issued does not contain any provision that would make an event of default under any of Southern States' other loan agreements a default with respect to the Senior Notes.

As a cooperative, we are restricted in our ability to raise equity in the capital markets and, consequently, our ability to finance our current operations and future growth is more limited than is the case for other types of business organizations.

     As a cooperative, we raise equity primarily through the retention of a portion of our patronage refunds and through retention of net savings (net earnings) generated by transactions with non-members. Under applicable law governing cooperatives, the only persons eligible to own our membership common stock are our members, and consequently we are restricted in our ability to raise equity capital in the public capital markets. Thus, we are more limited in our ability to finance our current operations and our future growth than other types of business organizations. In the past we have relied primarily on bank borrowings and other types of debt financings to finance a significant portion of our business. Through the offering of the Senior Notes, we plan to reduce to some extent our reliance on bank financings to support our business operations.

The cyclical and often unpredictable nature of the agriculture business can reduce our revenues and our ability to meet our payment obligations under the Senior Notes.

     Agriculture is generally cyclical in nature. Agricultural commodities experience wide fluctuations in price, based largely on the supply of farm commodities and demand for raw or processed products.

     The cyclical nature of the agriculture business is something over which we have no control; at times it negatively affects our revenues and operating results. Currently, the agriculture industry is experiencing a period of depressed prices for a wide variety of commodities. This has affected our operating results in terms of lower sales, lower net savings and increased credit risk among some of our customers. In addition, a portion of our business is dependent on the demand of farmers for particular products, which is influenced by the general farm economy and the success of particular crops.

     The cyclical nature of our operations related to various commodities can result in significant variations from year to year and over a period of years in sales volume, cost of goods and cost of raw materials. These variations could negatively affect our net income and reduce our ability to meet our payment obligations with respect to the Senior Notes.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Weather conditions can materially impact the demand for our products and services.

     Historically, weather conditions have had a significant impact on the farm economy and, consequently, our operating results. Weather conditions affect the demand for, and in some cases the supply of, products, which in turn has an impact on our prices. For example, weather patterns such as flood, drought or frost can cause crop failures that in turn affect the supply of feed and seed and the marketing of grain products, as well as the demand for fertilizer, crop protectants, seeds and other agronomic supplies. In recent years, we have experienced unusually severe weather conditions, including ice storms, floods and wind damage, and a summer dearth of water and pasture in some states. Weather conditions also directly affect the demand for petroleum products, particularly during the winter heating season. Adverse weather conditions can also impact the financial position of agricultural producers who do business with us. This, in turn, may adversely affect the ability of the producers to repay their obligations to us in a timely manner. Accordingly, the weather can have a material effect on our business, financial condition, and results of operations.

Competition in the agribusiness industry could materially adversely affect our business and operating results.

     We compete against large national and regional manufacturers and suppliers as well as small independent businesses operating in our territory for sales of feed, fertilizer, seed, grain, livestock, petroleum and farm supplies. Competition with other suppliers is based primarily on price and service. Agriculture, and the entire food industry, is consolidating rapidly. The potential inability to compete successfully would result in a loss of customers, which could have a material adverse effect on our business, financial condition, and results of operations. For example, some of our competitors may offer supplies or services on more favorable terms, and some may have capital resources, research and development staffs, facilities or name recognition that may be greater than ours. See "Business of Southern States--Other Factors Affecting the Business of Southern States--Competition."

Exposure to environmental liabilities could materially adversely affect our business.

     The use and handling of fertilizer, crop protectants and petroleum products sometimes result in environmental contamination. We are governed by stringent and changing federal, state and local environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. These laws and regulations impose liability for the cleanup of environmental contamination. Because we use and handle hazardous substances in our business, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business, financial condition and results of operations. See "Business of Southern States--Other Factors Affecting the Business of Southern States-- Matters Involving the Environment."

                                USE OF PROCEEDS


     We are offering for sale $50 million principal amount of Senior Notes. The offering is not underwritten and no assurance can be provided as to the amount of net proceeds Southern States may receive as a result of this offering. If all of the Senior Notes offered are sold, we will receive no more than approximately $49.25 million of the proceeds from the sale of the Senior Notes, after paying approximately $750,000 in offering expenses. Southern States intends to use the net proceeds from the sale of the Senior Notes to repay other senior indebtedness, including but not limited to indebtedness under Southern States' $200 million three-year revolving credit facility with various commercial banks that matures in January, 2002 and for other general corporate purposes. At June 30, 2000, Southern States had $140.2 million outstanding under this facility. Interest rates under this facility are determined by Southern States under one of three options: on a competitive bid process, LIBOR plus .95%, or a base rate which is the higher of the prime rate or the federal funds rate plus .50%. As of June 30, 2000, interest rates on advances under that facility varied from 7.29% to 7.74% per annum. Amounts are drawn under this facility to fund general working capital needs. If substantially less than the maximum proceeds are obtained from the sale of the Senior Notes, and to the extent cash flow from future operations is not sufficient, Southern States will borrow any necessary additional funds under its revolving credit facility or other credit facilities or from other lenders.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following selected historical consolidated financial data, except wholesale volume data, for Southern States are derived from the audited financial statements of Southern States as of and for each of the years in the five-year period ended June 30, 2000. The selected historical financial data, except wholesale volume data, for the Gold Kist Inputs Business are derived from the audited statements of operations and cash flows of the Gold Kist Inputs Business for the year ended June 27, 1998. Since October 1998, the Gold Kist Inputs Business has been operated as part of and incorporated into the financial statements of Southern States. The following selected historical financial data should be read together with information appearing in the respective consolidated financial statements and accompanying notes included in prospectus.

Southern States Cooperative, Incorporated

                                                         As of and for the Fiscal Year Ended June 30
                                               --------------------------------------------------------------
                                                  2000         1999         1998         1997         1996
                                                  ----         ----         ----         ----         ----
                                                                   (Amounts in thousands)
Summary of Operations:
Net purchases by patrons....................   $1,470,414   $1,286,224   $1,026,630   $1,097,174   $1,008,841
Net marketing for patrons...................       73,365       76,541       92,863      115,972      110,667
Other operating revenue.....................        3,301        3,595        3,793        2,954        3,141
                                               ----------   ----------   ----------   ----------   ----------
        Total revenue.......................   $1,547,080   $1,366,360   $1,123,287   $1,216,100   $1,122,649

Cost of products purchased and
      marketed..............................    1,256,308    1,114,783      931,436    1,014,440      926,753
                                               ----------   ----------   ----------   ----------   ----------
Gross margin................................      290,772      251,577      191,851      201,659      195,896
Selling, general & administrative...........      273,143      247,635      175,784      166,132      157,809
                                               ----------   ----------   ----------   ----------   ----------
      Savings on operations.................       17,629        3,942       16,067       35,527       38,087

Other deductions (net)......................        8,297        5,392        2,496        2,025        3,483
                                               ----------   ----------   ----------   ----------   ----------
      Savings (loss) before income taxes....        9,332       (1,450)      13,571       33,502       34,604
Distributions on Capital Securities,
      Series A..............................       (3,600)
Income tax expense (benefit)................        2,423         (597)       2,961        6,036        7,049
Undistributed earnings (loss) of
      Statesman Financial Corporation,
      net of tax............................           74       (1,222)          57           35           39

Cumulative effect of change in
      accounting method, net of tax.........        1,581          ---          ---          ---          ---
                                               ----------   ----------   ----------   ----------   ----------
        Net savings (loss)..................   $    4,964   $   (2,075)  $   10,667   $    7,501   $   27,594
                                               ==========   ==========   ==========   ==========   ==========

Distribution of Net Savings (Loss):
Dividends on stock..........................   $    3,251   $    1,008   $      961   $      805   $      989
Patronage refunds payable in cash...........          ---          ---        2,379        6,884        6,669
Patronage refund allocations................          ---          ---        3,703       10,591       10,306
Retained in the business....................        1,713       (3,083)       3,624        9,221        9,630
                                               ----------   ----------   ----------   ----------   ----------
       Net savings (loss)...................   $    4,964   $  $(2,075)  $   10,667   $   27,501   $   27,594
                                               ==========   ==========   ==========   ==========   ==========

Statement of Cash Flows and Other
   Statement of Operations Data:
Cash flow from (used by) operating
    activities..........................   $   (7,042)  $  143,917   $   33,602   $   31,430   $   25,631
Cash flow from (used by) investing
    activities..........................         (341)    (268,090)     (43,833)     (20,981)     (19,690)
Cash flow from (used by)  financing
    activities..........................         (958)     127,563        8,730      (11,881)        (141)

EBITDA (1)..............................   $   61,745   $   47,969   $   48,104   $   65,704   $   66,150

Interest expense........................       27,863       28,413       16,859       15,566       15,237
Depreciation and amortization...........       25,455       22,394       17,612       16,598       16,267
CF Industries, Inc.
    patronage dividend (2)..............          ---          ---        5,513       13,128       12,729
Capital expenditures....................       31,633       46,603       33,905       19,945       18,529

                                              As of and for the Fiscal Year Ended June 30
                                              -------------------------------------------
                                             2000       1999       1998      1997      1996
                                             ----       ----       ----      ----      ----
                                                         (Amounts in thousands)
Balance Sheet Data:
Working capital.........................   $160,407   $153,507   $ 90,098  $108,682  $103,911
Property, plant and equipment (net).....    189,848    189,118    129,193   104,002   101,549
Investments.............................    119,815    114,786    103,874    82,369    71,549
Total assets............................    677,484    681,748    462,296   409,160   385,551
Long-term debt..........................    187,575    276,562    136,041   109,902   107,523

Selected Ratios:
Ratio of earnings to combined fixed
    charges and preferred stock
    dividends (3).......................       1.02x       ---       1.63x     2.76x     2.89x

Ratio of EBITDA to interest expense.....       2.22x      1.69x      2.85x     4.22x     4.34x
Long-term debt/EBITDA...................       3.04x      5.77x      2.83x     1.67x     1.63x
Current ratio (4).......................       1.82x      1.73x      1.71x     2.00x     2.00x
Long-term debt to total
    capitalization (5)..................        .41x       .61x      0.43x     0.38x     0.40x

Wholesale Volume Data (`000's):
Supply
    Feed--tons..........................      1,301      1,276        917       924       895
    Fertilizer--tons....................      2,031      1,891      1,155     1,137     1,054
    Seed -pounds, 100 wt................      1,907      1,948      1,673     1,384     1,305
    Petroleum--gallons..................    349,762    325,527    314,614   349,863   340,556
Marketing
    Grain marketing-bushels.............     22,773     22,456     24,830    29,380    27,637
    Livestock marketing-head
       Cattle...........................        610        596        642       599       N/A
       Swine............................      1,151      1,466      2,689     2,516       N/A
       Other............................        129        136        136       120       N/A

Statesman Financial Corporation (6):
Total assets............................   $284,956   $287,559   $236,143  $152,400  $168,971
Receivables financed....................    247,194    252,312    202,908   127,717   140,158
Debt....................................    241,163    250,452    200,795   133,230   150,024
Total equity............................     35,619     35,541     31,574    18,349    18,078
Net interest income (expense) and fee
    income..............................      5,282       (397)     4,152     3,793     3,560
Net income (loss).......................        212     (3,611)       134        85        86

Gold Kist Inputs Business


                                                    For the Fiscal Year Ended
                                                          June 27, 1998
                                                          -------------

                                                      (Amounts in thousands)
Summary of Operations:
Net sales..........................................        $480,542
Cost of sales......................................         393,711
                                                           --------
  Gross margin.....................................          86,831
Distribution, administrative and general
  expenses.........................................         105,291
                                                           --------
  Loss on operations...............................         (18,460)
Other deductions, (net)............................          (1,465)
                                                           --------
  Loss before income taxes.........................         (19,925)
Income tax benefit.................................           7,576
                                                           --------
  Net loss.........................................        $(12,349)
                                                           ========


Statement of Cash Flows Data:
Net cash used in operating activities..............        $(17,389)
Net cash used in investing activities..............          (5,898)
Net cash provided by financing activities..........          23,287

Other Data:
EBITDA (1).........................................        $ (1,062)

Interest expense...................................          12,675
Depreciation and amortization......................           6,188
CF Industries, Inc. patronage dividend (2).........           3,696
Capital expenditures...............................           4,729



                                                    For the Fiscal Year Ended
                                                          June 27, 1998
                                                          -------------
Selected Ratio:
Ratio of EBITDA/interest expense...................           (0.08)x

Wholesale Volume Data (`000's):
Supply

  Feed--tons.......................................             272
  Fertilizer--tons.................................           1,126
  Grain--bushels handled...........................          10,563
  Cotton--bales ginned.............................             102
  Peanut--tons handled.............................              35

___________
(1) EBITDA is defined as savings (loss) before income tax plus interest, depreciation and amortization expenses after the cumulative effect of change in accounting method, net of tax. EBITDA should not be considered as an alternative to net savings (as determined in accordance with generally accepted accounting principles), as a measure of operating performance or as an alternative to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of its ability to meet cash needs. Southern States believes that EBITDA is a measure commonly reported and widely used by investors as a measure of operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to interest, taxes, depreciation and amortization, which can vary significantly depending upon capitalization structure, tax status (particularly when comparing a cooperative company to a non-cooperative company), accounting methods (particularly when acquisitions are involved) or non operating factors (such as historical cost). Accordingly, this information and the related other EBITDA ratios, including ratio of EBITDA to interest expense and long term debt/EBITDA has been disclosed in this prospectus to permit a more complete comparative analysis of operating performance relative to companies within and outside of the industry and of Southern States' debt servicing ability. However, EBITDA, EBITDA to interest expense and long term debt/EBITDA may not be comparable in all instances to other similar types of measures used by other companies in the agricultural industry.

(2) For further information concerning Southern States' relationship to CF Industries, Inc., see "Business of Southern States--Investments in Other Companies and Cooperatives."

(3) In the calculation of the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of net savings before income taxes and the cumulative effect of accounting changes plus interest expense on indebtedness, amortization of financing costs and the portion of rental expense representative of the interest factor. Fixed charges consist of interest expense on indebtedness before deduction of capitalized interest, amortization of financing costs, the portion of rental expense representative of the interest factor and the pre-tax earnings required to cover preferred stock dividends. Earnings were sufficient to cover fixed charges by $.7 million for the year ended June 30, 2000. Earnings were insufficient to cover fixed charges by $2.6 million for the year ended June 30, 1999.

(4) Current ratio is defined as total current assets divided by total current liabilities.

(5) Total capitalization is defined as the total of long-term debt, Capital Securities, Series A, mandatorily redeemable preferred stock, preferred stock, capital stock and patrons' equity.

(6) Southern States owns 38.4% of the common stock of Statesman Financial Corporation. Statesman purchases significant amounts of receivables from Southern States and provides agricultural production loans, building loans, equipment loans, renovation loans, revolving credit loans and other loans to and financing for customers of Southern States. See "Business of Southern States--Affiliated Financing Services."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read together with the consolidated financial statements and accompanying notes included in this prospectus.

General

     Management's discussion of sales, operating margins (or losses) and other factors affecting Southern States' pretax savings (or losses) during the fiscal years ended June 30, 2000, 1999 and 1998 is based upon the following tables. Operating margins, as utilized in the tables below, consist of divisional (segment) operating results, including an allocation of interest expense based upon divisional assets employed and excluding any allocation of general corporate overhead.

Divisional Sales and Operating Margins
(in thousands)

                                             Sales for                  Operating Margins for
                                       the fiscal year ended            the fiscal year ended
                                 ----------------------------------  ----------------------------
                                       2000        1999        1998     2000      1999      1998
                                 ----------  ----------  ----------  -------   -------   -------
Crops                            $  212,643  $  193,745  $  154,825  $15,436   $12,422   $16,866
Feed                                178,215     181,287     145,582    9,997    11,826     6,121
Petroleum                           276,714     165,645     193,098    9,334         6     1,650
Retail Farm Supply                  592,157     532,287     336,260    2,817      (519)    4,855
Farm and Home                       208,309     209,564     196,116    7,674     8,326     5,967
Marketing                            76,159      79,637      94,517     (943)     (380)    1,782
Other                                 2,883       4,194       2,889     (707)   (1,169)     (527)
                                 ----------  ----------  ----------  -------   -------   -------
     Total                       $1,547,080  $1,366,359  $1,123,287   43,608    30,512    36,714
                                 ==========  ==========  ==========

             General corporate overhead                                                      (37,876)   (31,962)   (23,143)
             Income tax benefit (expense)                                                     (2,423)       597     (2,961)
             Cumulative effect of change in accounting method, net of tax                      1,581
             Undistributed earnings (loss) of Statesman Financial Corp.,  net of tax              74     (1,222)        57
                                                                                            --------   --------   --------
     Net savings (loss)                                                                     $  4,964   $ (2,075)  $ 10,667
                                                                                            ========   ========   ========


     Agriculture is both seasonal and cyclical in nature. As a result, our sales and operating margins fluctuate greatly on a quarterly basis. The first quarter is typically the weakest for both sales and operating margins, and losses are expected. The second quarter also typically results in operating losses, although sales are stronger than in the first quarter due principally to increased sales of petroleum products. The third and fourth quarters are the largest contributors to both sales and profitability for the year. See "Business of Southern States--Other Factors Affecting the Business of Southern States--Seasonality."

     A major portion of Southern States' business is dependent on the demand of farmers for the purchase of supplies and services, which is influenced by weather, the general farm economy and the success of particular crops. Prices of agricultural supplies are sensitive to world-wide economic and political factors. Commodities marketed by Southern States on behalf of its members fluctuate in price, based on the supply of such commodities and the demand for the raw or processed products.

Recent Developments


     On July 31, 2000, Southern States consummated an agreement with Agway Inc. of De Witt, New York, under which Southern States acquired the right to provide wholesale product distribution and marketing services to Agway's network of approximately 500 independent consumer dealers in the northeastern United States. Under the agreement, Southern States also assumed Agway's existing lease obligations on two regional distribution centers, one located in Westfield, Massachusetts, and the other in Elizabethtown, Pennsylvania, and office space in Syracuse, New York. The aggregate purchase price paid to Agway by Southern States was approximately $22.4 million, broken down as follows. Southern States purchased Agway's existing inventory at the distribution centers for a purchase price of approximately $8.2 million. Southern States also purchased Agway's existing current accounts receivable due from the Agway dealer network for a purchase price of approximately $13.4 million. In addition, Southern States purchased various distribution center equipment and other related personal property in the transaction for approximately $800,000. Southern States paid the approximately $22.4 million aggregate purchase price through a cash payment of approximately $9.1 million and delivery of an unsecured senior promissory note of Southern States in the principal amount of $13.3 million, maturing January 31, 2003, bearing interest at the greater of the weighted average interest rate calculated as of the 15th day preceding the beginning of each calendar quarter

     .  paid by Southern States for loans under its revolving credit facility,

     .  paid by Agway for loans on its bank debt, or

     . paid by Agway on letter of credit backed commercial paper notes sold by Agway.

     Interest is payable at the end of each calendar quarter and at maturity. Under limited circumstances, Southern States may be required to repay all or a portion of the outstanding purchase price indebtedness to Agway prior to the date of maturity. Agway is obligated to repurchase any purchased accounts receivable that are not collected by Southern States within 120 days of closing.

     The two regional distribution center lease obligations assumed by Southern States each expire in August 2006. Rent payments under the two leases aggregate approximately $890,000 per annum for 2001 and approximately $990,000 per annum for the remainder of the leases and are subject to a one-time adjustment in 2002 for the remaining five years of the leases based on the consumer price index. Both leases contain options to renew exercisable by Southern States. The lease for office space in Syracuse assumed by Southern States expires in August 2005. Rent payments under that lease aggregate approximately $34,000 per annum for 2001, approximately $41,000 per annum for each of the next four years and approximately $10,000 for 2005.

     Under the terms of the agreement, Southern States also assumed responsibility for future consumer product distribution to the Agway dealer network, and all related dealer marketing, development, operations, distribution and logistics associated with Agway's consumer dealer business. Southern States has agreed to distribute particular Agway product lines to the Agway dealer network, and Agway has licensed Southern States to use related Agway trade names for this purpose. In this connection, Southern States has agreed to pay Agway $100,000 on June 30, 2001, and annual payments thereafter, beginning on August 1, 2002, not to exceed $840,000 in any fiscal year, equal to .84% of the dollar value of gross sales to dealers in the former Agway territory for each of the years ending June 30, 2002 through 2010. Through this transaction, Southern States has extended the geographic scope of its farm and home wholesale business into the northeastern United States.

Acquisition and Integration of the Gold Kist Inputs Business

        Effective October 1998, Southern States acquired the agriservices (or "inputs") business formerly operated by Gold Kist Inc., a major southeastern agricultural cooperative organization. Through this acquisition, Southern States acquired an inputs business that was very similar to its own agricultural supply operations, enabling it to:

     . expand its agricultural supply activities and services into the geographically contiguous, eight-state Gold Kist territory;

     .  increase its purchasing power with vendors;

     .  distribute its products through expanded distribution channels;

     . increase the opportunity to provide livestock marketing services in the area served; and

     . achieve efficiencies and economies of scale, capitalizing on its operating expertise as it combines the Gold Kist Inputs Business with Southern States' operations.

        The acquisition of the Gold Kist Inputs Business significantly enlarged Southern States' operations, increasing its assets at the date of acquisition by approximately $220 million and its membership base by approximately 29,000, and on a pro forma basis, its sales by more than 40% at that time. This acquisition solidified Southern States' position as a principal supplier of agricultural inputs east of the Mississippi River.

        Prior to the acquisition, Southern States developed a business plan to improve the operating performance and reduce the operating losses the Gold Kist Inputs Business had experienced in recent years under Gold Kist's management. This plan contemplated that Southern States would:

     . substantially reduce unprofitable business locations, particularly in the West Texas and Mississippi Delta regions, through divestiture, closure or other appropriate remedial steps;

     . implement Southern States' credit underwriting standards and practices, which require more stringent policies and controls over the approval and monitoring of credit transactions;

     .  implement Southern States' commodity price risk management policies;

     . reduce administrative costs through centralization of procurement, accounting and administration; and

     . develop and expand the Southern States private dealer network in the Gold Kist territory.

     Consistent with Southern States' business plan for reducing the pre-acquisition losses of the Gold Kist Inputs Business, through June 30, 2000, we have closed or otherwise disposed of 30 store locations acquired as part of the Gold Kist Inputs Business. These included all of our seven retail locations in West Texas which we leased to an unrelated third party for a three year period, also providing the lessee the option to purchase the properties. Southern States accrued closure costs of approximately $200,000 in fiscal 1999, and approximately $1.1 million in the first quarter of fiscal 2000, as part of the opening balance sheet of the Gold Kist Inputs Business. At March 31, 2000, it was determined that the actual facility closure costs were approximately $575,000 less than the original estimate; accordingly, Southern States has reversed the excess amount and reduced the value previously ascribed to the acquired fixed assets.

     Southern States anticipated that the implementation of more stringent credit underwriting standards, although beneficial in the long run, initially would adversely impact sales in the former Gold Kist territory because a number of patrons would no longer qualify for credit approval. For this reason, Southern States had anticipated an approximate 10% reduction in sales in the former Gold Kist territory from those in the same period for the prior year. Actual sales in the former Gold Kist territory for the year ended June 30, 1999, were 30% lower (by approximately $70 million) than sales during the same period in the prior year.

     This decline was attributable to several factors, as drought conditions reduced crop yields and low commodity prices reduced dollar sales volume to a degree much greater than originally anticipated. Although it is difficult to separate the impact of weather, low prices and more stringent credit standards, Southern States believes that the imposition of tougher credit standards was the predominant reason for the lower than expected sales in this territory.

     Southern States anticipates a portion of the lost sales in the former Gold Kist territory will be replaced as leased land is turned over to financially stronger farmers, as sales to existing customers are expanded through cross-selling techniques available through new computer systems and as Southern States achieves an increasing market share through expanded product offerings in the former Gold Kist territory through a new distribution facility in central Alabama. In addition, there is substantial sales potential with the addition of many private dealers and independent cooperatives in the former Gold Kist territory, most of whom were signed up after the 1999 selling season ended.

     Losses in the Gold Kist Inputs Business from unfavorable commodity futures contracts were eliminated for the year ended June 30, 1999 through the implementation of Southern States' commodity price risk management policies concurrent with the date of acquisition. Losses from such transactions in the former Gold Kist Inputs Business were $4.1 million for the year ended June 27, 1998.

     In addition, Southern States achieved savings of approximately $7.0 million as of June 30, 1999 in procurement, accounting and administration functions through the immediate consolidation of these functions into Southern States' existing operations resulting in reduced employment levels as compared to historical. The consolidation of these functions resulted in reducing the number of employees in these areas from approximately 1,450 which were employed at Gold Kist just prior to the purchase to approximately 900 as of June 30, 1999.

     Southern States has rapidly expanded its private dealer network into the former Gold Kist territory. As of June 30, 2000, 123 new private dealer locations in this new territory, including 30 independent cooperative locations, had completed the Southern States certification process and were purchasing product from Southern States. Nine other private dealer locations were in various stages of that process. Approximately 30 other private dealers and independent cooperatives throughout the former Gold Kist territory have been identified as prospective private dealers for Southern States.

     Overall, although Southern States did not achieve its sales goals or its operating performance goals for the former Gold Kist territory for the year ended June 30, 1999, it continues to believe that the acquisition of the Gold Kist Inputs Business enhances Southern States' strategic position and that over time the business in the new territory will make a significant positive contribution to Southern States' business. Through savings in employee costs, avoided credit losses and savings in other areas such as shrinkage, insurance expenses and the use of precision ag (which is the use of satellite technology to map areas for the application of fertilizer), Southern States made substantial progress in reducing the Gold Kist Inputs Business operating losses of $18.5 million in 1998 to less than $10 million in 1999.

     The former Gold Kist Inputs Business is now operated as an integral part of Southern States, and separate financial statements for that acquired business are no longer produced. The operations of the former Gold Kist Inputs Business for the fiscal year ended June 30, 2000, are fully reflected in Southern States' financial statements for that period, included elsewhere herein, and in the discussion for each of Southern States' relevant operating divisions under "--Historical Results of Operations--Fiscal 2000 Compared to Fiscal 1999" below.


Historical Results of Operations

 Fiscal 2000 Compared to Fiscal 1999

     While sales and operating margins are typically weak during the first six months of the fiscal year, they are usually mitigated by sales of petroleum products. This favorable impact from the sale of petroleum products continued during the second half of fiscal 2000. Through June 2000, sales and operating margins in petroleum products were greatly improved due to overall net increases in worldwide petroleum prices and were partially responsible for the significant improvement in Southern States' operating margin in the current year. In addition, the early spring weather in much of Southern States' operating region resulted in strong sales in the spring which positively impacted operating results.

     Net sales of $1.5 billion for the year ended June 30, 2000, reflected a 13.2% increase of $180.7 million from $1.4 billion million for the comparative 1999 period. Despite the inclusion of the net sales of the Gold Kist Inputs Business since its October, 1998 acquisition, net sales were lower than anticipated primarily as a result of lower than projected Feed, fertilizer (which is included in the Crops division) and Marketing volumes. These volumes have continued to be impacted negatively by worldwide supply and demand factors for fertilizer and grain products.


     The net savings for the year ended June 30, 2000 of $5.0 million were $7.1 million higher than the $2.1 million loss for the prior fiscal year. Improved profitability in Southern States' Petroleum division due to increased volume at higher prices was partially responsible for the improved operating results. Southern States recognizes rebates from crop protection and seed suppliers as a reduction of the cost of products purchased. Due to changes in rebate programs and additional information available to Southern States, Southern States recognized an additional $9.3 million of rebates during fiscal 2000. Rebates recognized in fiscal 2000 as a reduction in cost of products purchased approximated $27.1 million. It is likely that rebates recognized in fiscal 2001 will be approximately $9.0 million less than those recognized in fiscal 2000. A gain of approximately $1.6 million resulting from the cumulative effect of an accounting change also favorably impacted overall results. Effective July 1, 1999, Southern States changed its method of accounting for refunds from the Southern States Insurance Exchange, as described in Note 21 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus at F-33.

Crops

     Sales in the Crops division increased $18.9 million (9.8%) from $193.7 million for the fiscal year ended June 30, 1999 to $212.6 million for the comparative 2000 period. Significant sales increases were recorded in the seed, fertilizer and crop protection product lines which are the three major components of the Crops division. Fertilizer sales, which comprised approximately 68% of the Crops division sales, rose due to an increase in unit sales primarily occurring in the acquired Gold Kist Inputs Business territory. The increased unit volume was partially offset by a decrease in sales prices. As a result, overall fertilizer sales were less than projected for the year. Higher seed sales were due to improved selling prices.


     The operating margin for the Crops division of $15.4 million represented a $3.0 million improvement compared to the same period in the prior year ($12.4 million). The primary reasons for this greater profitability were an improved gross margin, gains on the disposal of fixed assets and increased finance income. The improved gross margin was favorably impacted by $1.7 million of additional rebates from Southern States' crop protection suppliers. Higher selling, general and administrative expenses and increased allocated interest expense partially offset the improved gross margin, finance income and other gains.

 Feed

     Feed division sales decreased $3.1 million (1.7%) from $181.3 million for the fiscal year ended June 30, 1999, to $178.2 million for the comparative 2000 period. The decrease was caused primarily by a decrease in average unit selling prices.

     The operating margin for the Feed division decreased approximately $1.8 million from $11.8 million for the fiscal year ended June 30, 1999, to $10.0 million for the comparative 2000 period. The decrease in operating margin resulted from increased administrative expense, higher compensation and increased selling expense.

 Petroleum

     Petroleum division sales increased $111.1 million (67.1%) from $165.6 million for the fiscal year ended June 30, 1999, to $276.7 million for the comparative 2000 period. The overall sales revenue increase resulted from a 72.5% average unit price increase and a 7.7% increase in gallons sold.

     The Petroleum division's operating margin increased $9.3 million from a break even level for the year ended June 30, 1999, to a profit of $9.3 million for the 2000 period. Higher unit prices not only produced higher sales revenues but also resulted in an increased gross margin both in total and on a per gallon basis for gasoline and fuel oil products. The improved unit margin was due to selling inventory purchased at prices lower than current market prices. With market prices at historical highs, prices will most likely return to more normal levels in fiscal 2001, therefore reducing profit margins as compared to the current year. In fiscal 1999, Southern States recorded a $3.0 million provision for environmental remediation, which negatively impacted results for the Petroleum division in that year. The Petroleum division experienced increased operating expenses, particularly in the retail portion of the division, due to increased employee expenses and higher vehicle operating costs.

 Retail Farm Supply

     Sales of the Retail Farm Supply division increased $59.9 million (11.2%) from $532.3 million for the fiscal year ended June 30, 1999, to $592.2 million for the comparative 2000 period. The substantial sales increase is primarily attributable to the sales increase in the acquired Gold Kist Inputs Business territory of approximately $61.5 million. This increase reflected sales in that territory for twelve months, whereas sales in the prior year only included approximately nine months for the Gold Kist Inputs Business. Sales in the acquired Gold Kist territory in both periods were adversely impacted by continued price deflation and drought conditions in portions of the Southeast.


     Retail Farm Supply's operating margin at $2.8 million for fiscal 2000 was $3.3 million higher than the $.5 million operating loss recorded in fiscal 1999. The improved operating margin in the current year was largely due to gross margin increases in fertilizer, feed and crop protection products. Specifically, the margin on crop protection products and seed products benefited from $7.6 million of increased rebates from Southern States' suppliers of these products. Income from finance charges also improved substantially. Higher salaries and related compensation costs, an increase in allocated interest expense as well as additional expenses for leased equipment, resulted in an increase in expense in the current year. In addition, an increase of $1.1 million in the reserve for environmental remediation liabilities decreased operating margin by the same amount.

 Farm and Home

     Sales in the Farm and Home division decreased $1.3 million (.6%) from $209.6 million for the fiscal year ended June 30, 1999, to $208.3 million for the 2000 period. This decrease is primarily the result of a $1.8 million (3.1%) decrease in the sales recorded at Wetsel, Inc., an independently operated, wholly-owned subsidiary of Southern States. Sales increased in the first three quarters of fiscal 2000 primarily due to additional sales of snow and ice removal products resulting from winter storms in January and the earlier than normal sale of farm supplies resulting from the early spring weather in much of Southern States' territory. This increase was offset by slow sales in the late spring caused by the cooler and wetter than normal weather which negatively impacted the sales of garden products.

     Operating margin for the Farm and Home division decreased $.7 million from $8.3 million for the year ended June 30, 1999, to $7.7 million for the 2000 period. The lower operating margin resulted from higher operating expenses in the Farm and Home division that were attributable to higher employee costs, increased depreciation and amortization, and higher advertising and promotion expense. The increased operating expenses in the Farm and Home division were partially offset by a gain from the disposal of fixed assets. An improved gross margin at Wetsel also partially negated the effects of higher operating expenses.

 Marketing

     Sales in the Marketing division, including Michigan Livestock Exchange, decreased $3.5 million (4.4%) from $79.6 million for the fiscal year ended June 30, 1999 to $76.2 million for the 2000 period. This decrease is primarily attributable to reduced soybean and corn unit sales volume at lower selling prices within the Grain Marketing Division. Sales of wheat were down in the current period due to lower selling prices. The decline in grain marketing revenue resulted from a combination of influences. Drought conditions in the summer of 1999 impacted the quality and the quantity of wheat and corn produced in Southern States' Mid-Atlantic territory and resulted in a lower than anticipated volume in bushels marketed. A large United States grain harvest resulted in a $.15 (4.3%) reduction in the average unit price per bushel for grain marketed. Sales for the Michigan Livestock Exchange also decreased during this period due primarily to a decrease in livestock volume and the closure of operations of a significant customer in the prior fiscal year.

     Operating margin for the Marketing division decreased $.6 million from $.4 million loss for the year ended June 30, 1999, to a $.9 million loss for the 2000 period. The decrease in operating margin was primarily revenue related. In addition, the grain marketing division also experienced increased expenses mainly due to higher utilities, insurance and allocated interest expense. Michigan Livestock Exchange realized lower operating expenses primarily through decreased compensation, rent and vehicle operating expense.


 General Corporate Overhead

     General corporate overhead, consisting primarily of general and administrative costs not allocated to the divisions (such as information systems, human resources and central management costs offset by various miscellaneous income items), increased $5.9 million, from $32.0 million for the year ended June 30, 1999, to $37.9 million for the comparative 2000 period. The increase was due mainly to higher compensation expenses related to the acquired

Gold Kist Inputs Business, which Southern States owned for the entire fiscal year 2000, as opposed to only approximately nine months in the prior fiscal year. Depreciation, merchandising and promotion, and professional services also increased.

     Excluding distributions on capital securities, company-wide interest expense which is substantially allocated to operating divisions based on assets employed and included as a charge against divisional margins, decreased approximately $.6 million (2.0%) from $28.4 million for the year ended June 30, 1999, to $27.9 million for the 2000 period. Receivables from the additional sales generated in the former Gold Kist territory resulted in additional discounts on receivables sold to Statesman Financial Corporation, which are classified as interest expense. These discounts partially offset the reduced interest expense on debt.

  Interest Income and Service Charges

     Interest income including finance charges increased $.5 million due to Southern States benefiting from owning accounts receivable arising in the former Gold Kist territory for the entire fiscal 2000 as compared to approximately nine months in fiscal 1999.

  Miscellaneous Income, net

     Miscellaneous income, net decreased $4.0 million from $11.8 million for the year ended June 30, 1999 to $7.8 million for the comparative 2000 period. The current year includes a $.3 million loss on discontinued programs whereas the amount recorded in the prior year was insignificant. The current year reflects the expensing of $1.1 million of fees related to a discontinued public offering of debt securities. The prior year included contract settlement income totaling $1.3 million from the closure of operations of a significant customer and additional income from joint ventures that totaled approximately $.5 million. These unfavorable variances were partially offset by an increase in the gain on the disposal of fixed assets in the current year.


 Provision for Income Tax Expense (Benefit)

     The income tax expense for fiscal year 2000 increased from an income tax benefit of $.6 million in fiscal year 1999 to an expense of $2.4 million for fiscal 2000, an increase of $3.0 million. Southern States' increase in savings before income taxes was primarily responsible for the additional income tax expense. The effective tax rate was 42.3% in fiscal 2000 and was 41.2% in fiscal 1999.

 Undistributed Earnings (Loss) of Statesman Financial Corporation

     During fiscal 2000, Southern States' undistributed earnings from its interest in Statesman Financial Corporation, net of income taxes, were approximately $74,000 compared to a loss in fiscal 1999 of $1.22 million, net of income taxes, resulting in an increase of $1.3 million. The improvement was due to a lower provision for credit losses and reduced general and administrative expenses in fiscal 2000.

 Fiscal 1999 Compared to Fiscal 1998

     Net sales of $1.4 billion increased approximately $243 million (21.6%) from $1.1 billion in 1998. The higher net sales, which is reflected in the Retail Farm Supply, Feed and Crops divisions, were due to the additional volume from the acquisition of the Gold Kist Inputs Business in October, 1998. These increases were partially offset in the Petroleum, Marketing and Feed divisions which experienced decreases in average commodity prices ranging from 4.9% in fertilizer to 20.6% in petroleum. Net loss for 1999 amounted to $2.1 million, a decrease of approximately $12.8 million from a net savings of $10.7 million in 1998. Petroleum and grain prices in particular were related to world-wide supply and demand factors.

 Crops

     Sales of the Crops division increased $38.9 million (25.1%) from $154.8 million in 1998 to $193.7 million in 1999. Fertilizer sales, which comprise approximately 68.6% of Crops division sales, increased approximately 45.6%. A 63.8% increase in fertilizer tonnage was partially offset by a 4.9% decline in selling prices. The majority of this increase in tonnage resulted from increased sales of fertilizer and crop protection products primarily in the former Gold Kist Inputs Business territory. Sales of seed, which comprise approximately 12.8% of Crops division sales, were flat. Sales of crop protection products, which comprise approximately 18.6% of Crops division sales, increased by 14.7% from 1998 to 1999.

     Operating margin for the Crops division decreased by $4.4 million from $16.9 million in 1998 to $12.4 million in 1999. The decrease was the result of higher employee costs ($3.7 million), increased allocated interest ($2.0 million) and lease expense ($1.1 million) in the seed and crop protection areas and are attributable to the acquisition of the Gold Kist Inputs Business in October, 1998.

 Feed

     Sales of the Feed division increased $35.7 million (24.5%) from $145.6 million in 1998 to $181.3 million in 1999. This increase resulted primarily from a 39.2% increase in tonnage, partially offset by a 13% decrease in the average unit-selling price. The majority of the increased tonnage is attributable to the acquisition of the Gold Kist Inputs Business in October, 1998.

     Operating margin for the Feed division increased $5.7 million from $6.1 million in 1998 to $11.8 million in 1999. The increase in operating margin primarily resulted from the increase in tonnage. This was partially offset by the lower selling prices and increased employee expenses resulting from the acquisition of the Gold Kist Inputs Business. Feed division operating margin as a percentage of sales for the 1999 fiscal year increased from 4.2% for the prior period to 6.5% for the comparative 1999 period. This increase in profit primarily resulted from a 16% decrease in the cost of raw materials which was partially offset by a 13% reduction in average selling prices.

 Petroleum

     Sales of the Petroleum division decreased $27.5 million (16.6%) from $193.1 million in 1998 to $165.6 million in 1999. The overall sales revenue decline resulted from the net impact of an average unit selling price decrease of approximately 20.6%. In addition, the decrease in heating degree-days in 1999 led to significantly less demand for heating oil. This was partially offset by a volume increase of 3.5%. Higher gasoline sales produced most of this increase.

     The Petroleum division's operating margin decreased from $1.7 million for 1998 to break even ($0 operating margin) for 1999. In the second quarter of fiscal 1999, the Petroleum division recorded a $3.0 million provision related to the estimated cost to remediate ground water contamination at an operating site. Offsetting this were improvements in the gross margin due to favorable purchase variances when compared to the prior year as well as a reduction in retail operating expenses.

 Retail Farm Supply

     Sales of the Retail Farm Supply division increased $196 million (36.8%) from $336.3 million in 1998 to $532.3 million in 1999. The increase in sales was primarily attributable to sales in the former Gold Kist Inputs Business of approximately $206 million in revenue since its acquisition in October, 1998. The addition of the Gold Kist Inputs Business increased unit volume in seed, fertilizer and crop protection products. These increases were slightly offset by a decrease in petroleum revenues due to the net decline in worldwide petroleum pricing compared to the corresponding 1998 period.

     Operating margin for the Retail Farm Supply division decreased $5.4 million from $4.9 million for 1998 to a loss of $.5 million for 1999. The increase in operating losses was primarily attributable to losses in the acquired Gold Kist Inputs Business territory of approximately $5 million since its acquisition in October, 1998. These increased losses mainly resulted from increased employee related costs, additional operating lease expense and depreciation resulting from the acquisition.

 Farm and Home

     Including sales of Wetsel, Inc., sales of the Farm and Home division increased $13.5 million (6.9%) from $196.1 million for 1998 to $209.6 million for 1999. This increase resulted from the higher sales volume of Wetsel, Inc., which grew by $2.3 million (4.0%), as well as higher sales in the urban and suburban area stores over the same period.

     Farm and Home operating margin increased by $2.3 million from $6.0 million in 1998 to $8.3 million in 1999. The increase in operating margin primarily resulted from higher sales volume at a flat margin percentage in both the urban and suburban stores and at Wetsel, Inc.

 Marketing

     Sales in the Marketing division decreased $14.9 million (15.8%) from $94.5 million in 1998 to $79.6 million in 1999. Livestock marketing revenues of $10.9 million, attributable to the acquisition of Michigan Livestock Exchange on April 1, 1998, served to partially offset the decrease. Grain bushels marketed decreased 9.6% from 1998 to 1999 with large decreases in wheat, corn and barley bushels marketed, which were partially offset by an increase in soybean bushels marketed.

     Operating margin for the Marketing division decreased $2.2 million, from $1.8 million in 1998 to a loss of $.4 million in 1999. Decreased profitability primarily resulted from lower grain marketing volume and a relative increase in the cost of marketing which combined to produce a $1.3 million decrease in the gross margin. In addition, increased employee related expenses and administrative expenses unfavorably impacted the results for the Michigan Livestock Exchange.

 General Corporate Overhead

     General corporate overhead increased approximately 37.3% from $23.3 million for 1998 to $32.0 million for 1999. The increase resulted primarily from increased employee related expenses ($8.2 million) and higher retail support services, ($1.0 million). Company wide interest expense, which is substantially allocated to operating divisions based on assets employed and included as a charge against divisional margins, increased $11.6 million (68.6%) from $16.9 million in 1998 to $28.4 million in 1999. This was primarily as a result of higher borrowing levels to finance the acquisition of the Gold Kist Inputs Business.

 Interest Income and Service Charges


     Interest income, including finance charges, increased $3.4 million due to the growth of the Company's accounts receivable portfolio which resulted in increased finance charges of approximately $2.6 million. The growth in accounts receivable was mainly due to the addition of receivables purchased in the acquisition of the Gold Kist Inputs Business on October 13, 1998. Interest income increased approximately $856,000 due to accrued interest on the purchase price adjustments relating to the Gold Kist acquisition.

 Miscellaneous Income, net

     Miscellaneous income, net increased by $5.2 million from $6.6 million in fiscal 1998 to $11.8 million in 1999. The increase reflects a $1.3 million increase in the gain on the disposal of fixed assets in the current year, a $1.3 million increase in contract settlement income from the closure of operations of a significant customer and $2.0 million increase from numerous sources, none of which, individually, was material.

 Provision for Income Tax Expense (Benefit)

     Income taxes in 1999 were a benefit of $.6 million, a decrease of $3.6 million from $3.0 million expense in 1998 primarily due to a $15.0 million decrease in pretax net savings. The effective income tax rate was 41.2% in 1999 versus 21.8% in 1998. Because the Company did not pay patronage refunds during fiscal year 1999, the effective tax rate increased from the corresponding period in 1998. Also, see Note 12 of Notes to Southern States' Consolidated Financial Statements for an analysis of the differences between the statutory income tax rate and Southern States' effective income tax rate.

 Undistributed Earnings (Loss) of Statesman Financial Corporation

     During 1999, Southern States' undistributed loss from its interest in Statesman Financial Corporation, net of income taxes, was $1.2 million as compared to a small gain on its investment in 1998 of $56,721, net of taxes.
The primary reasons for the drop in Southern States' equity earnings in Statesman Financial Corporation are a decrease in net interest income, including the provision for credit losses, and an increase in general and administrative expenses.

                               [next page is 29]

  Liquidity and Capital Resources at June 30, 2000

     In January, 1999, Southern States entered into a new $200 million three-year revolving credit facility with various commercial banks that matures in January, 2002. Except for obligations to CoBank under this credit facility as described below, Southern States' obligations under this credit facility are unsecured. This facility replaced the $140 million in short-term and long-term revolving credit facilities with CoBank, ACB that were in place at December 31, 1998, and the $92 million in uncommitted facilities with various commercial banks. Under the terms of this new facility, Southern States must maintain a ratio of funded indebtedness to capitalization of not more than .50 to 1, have tangible net worth of at least $256 million plus 25% of net income in each fiscal year after 1999, and at the end of each fiscal quarter, have a ratio of consolidated cash flow to consolidated interest expense and distribution on capital securities of greater than 1.50 to 1. At June 30, 2000, Southern States was in compliance with all applicable financial ratio and net worth requirements under this facility.

     Interest rates under this facility are determined by Southern States under one of three options: on a competitive bid basis; LIBOR plus .95%, or base rate which is the higher of the prime rate or the Federal Funds Rate plus .50%.
There is also a facility fee of .30% on this revolver. Amounts are drawn under this facility to fund general working capital needs. At June 30, 2000, Southern States had $140.2 million outstanding under this facility, with interest rates on advances under this facility varying from 7.29% to 7.74% per annum.

     At June 30, 2000, Southern States (excluding Wetsel, Inc., which is separately discussed below) also had outstanding $33 million in term notes held by CoBank that are payable at various dates with a final maturity of November 1, 2004. Amortization on this term loan is $2 million due on November 1, 2000, $7 million due on November 1, 2001 and November 1, 2002, $9 million due November 1, 2003 and $8 million due November 1, 2004. Interest on this term loan is at: fixed quoted rates, variable quoted rates or at LIBOR plus .95%. Interest rates on this term loan vary from 5.9% to 7.5%. Proceeds of this term loan were used for general working capital purposes. The financial covenants are the same as those under the three-year revolving credit facility discussed above. The term notes and all other obligations of Southern States to CoBank, including its obligations under the revolving credit facility, are partially secured by shares of CoBank owned by Southern States. As of June 30, 2000, CoBank's maximum commitment to lend to Southern States under the revolving credit agreement was $62.2 million. On the same date, its outstanding advances to Southern States under that facility were $62.2 million. See Note 9 of the Notes to Southern States' Consolidated Financial Statements on page F-17.

     At June 30, 2000, Southern States also had outstanding balances of approximately $11.8 million in three industrial revenue bonds. These bonds, which are secured by mortgages on the properties financed, carry variable rates of interest that at June 30, 2000, ranged from 4.70% to 5.00%. A $2.1 million bond has a final maturity date of August 1, 2004, a $3.0 million bond has a final maturity date of September 1, 2005, and the $6.7 million bond has a final maturity date of January 1, 2016.

     In October, 1998, Southern States borrowed $218.3 million under a 180-day "bridge" loan facility with NationsBank, N.A., First Union National Bank and CoBank to finance the purchase of the Gold Kist Inputs Business. In January, 1999, this facility was paid down by $118.3 million utilizing proceeds of the new Southern States' syndicated three-year revolving credit facility discussed above. On September 7, 1999, this facility was further paid down by $25.9 million. Funds used to retire this debt were primarily proceeds from the final purchase price settlement relating to the Gold Kist acquisition. On October 5, 1999, the remaining outstanding balance of approximately $74 million was paid off through the sale of securities by Southern States and Southern States Capital Trust I pursuant to the financing commitment with Gold Kist described below.

     On October 5, 1999, Southern States Capital Trust I, a trust subsidiary of Southern States, issued to Gold Kist $60 million liquidation amount of Capital Securities, Series A ("Series A"), for which it received $59.0 million in gross proceeds, net of a placement fee and issuance costs of $995,000. Distributions on the Series A securities are cumulative at a rate of 8% per annum, increasing to 8.5% on July 5, 2000, and to 8.75% on July 5, 2001. The Series A securities mature on October 5, 2029. Southern States Capital Trust I used the proceeds from the sale of the Series A securities to purchase from Southern States subordinated debentures in an equal principal amount, bearing interest at the same rates of interest payable on, and maturing on the same date as, the Series A securities. Southern States Capital Trust I will use payments by Southern States on the subordinated debentures to make payments on the Series A securities issued by the trust. Also on October 5, 1999, Southern States issued to Gold Kist $40 million liquidation amount of Series B Cumulative Redeemable Preferred Stock, $100 par value per share ("Series B"), for which it received $39.0 million in gross proceeds, net of a placement fee and issuance costs of $958,000. Cash dividends on the Series B securities are cumulative at an initial rate of 7.5% per annum, increasing to 8% on July 5, 2000, and to 8.25% on July 5, 2001.

     Distributions on the Series A securities and dividends on the Series B securities are both payable quarterly, in arrears, on January 5, April 5, July 5 and October 5 of each year.

     The proceeds from the sale of both the Series A and the Series B securities were used to reduce Southern States' indebtedness and pay off the bridge loan facility which had been utilized to finance the Gold Kist acquisition.


     The Series A and Series B securities are subject to mandatory redemption for as long as they are held by Gold Kist, at a redemption price equal to the liquidation amount of the securities redeemed plus all unpaid and accumulated amounts distributable with respect to the securities, from the proceeds of any sale by Southern States of substantially similar securities. To the extent Southern States places with other purchasers capital and/or equity securities similar to the Series A and Series B securities in an amount less than $100 million, the Series A and Series B securities owned by the Gold Kist shall be redeemed correspondingly on a dollar-for-dollar basis.

     Southern States' wholly-owned subsidiary, Wetsel, Inc., maintains separate credit facilities. Except for obligations to CoBank under these facilities, Wetsel's obligations under these facilities are unsecured. On July 1, 1999, Wetsel's credit facilities were revised. Wetsel has an uncommitted short term credit facility with CoBank that fluctuates from $8 million in amount during the period from March 1, 2000, to June 30, 2000; to $4 million from July 1, 2000, to December 31, 2000, to $8 million from January 1, 2001 through February 28, 2001. The facility matures on February 28, 2001. This facility had a $1.0 million outstanding balance at June 30, 2000 and an interest rate of 7.69%. In addition, Wetsel has a committed $5 million long-term revolver that matures March 1, 2003. This entire amount committed hereunder was outstanding at June 30, 2000 at a rate of 7.74%. This revolver carries a facility fee of .30%. Interest rates on these lines are, at the subsidiary's option, at CoBank's National Variable Rate plus .25%, quoted fixed rates or at a preset rate of LIBOR plus 1.05%. Wetsel also has a $1 million term note with CoBank maturing January 15, 2001. The interest rate on this term loan is 6.65%. All of Wetsel's obligations to CoBank are partially secured by shares of CoBank owned by Wetsel.

     Southern States and Statesman Financial Corporation are parties to an agreement under which Statesman purchases receivables from Southern States without recourse. Under the terms of the agreement, Southern States pays fees on receivables sold to Statesman. Receivables sold to Statesman totaled approximately $1.3 billion and $1.2 billion for years ended June 30, 2000 and 1999, respectively. Statesman pays volume incentive fees to Southern States at the end of the fiscal year in connection with the purchase of receivables. In addition, under the terms of the agreement, Southern States was obligated to maintain a computed minimum investment in Statesman's preferred stock of $21.6 million and $21.2 million at June 30, 2000 and 1999, respectively. See Note 5 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus.

     Cash and cash equivalents at June 30, 2000 were $10.4 million, which represents a decrease of $8.3 million from $18.7 million at June 30, 1999. Net cash (used) provided by operating activities for the year ended June 30, 2000 and 1999 amounted to ($7.0) million and $143.9 million, respectively. The unfavorable net cash flow from operating activities resulted from increases in receivables (after a purchase price adjustment with Gold Kist) and a decrease in accounts payable. Undistributed earnings of finance companies and joint ventures also negatively impacted cash flow from operating activities. Net cash used by investing activities for the year ended June 30, 2000, amounted to $.3 million, compared to $268.1 million used in investing activities over the comparable period in 1999. This difference was principally the result of Southern States' net investment of $203.1 million for the acquisition of the Gold Kist Inputs Business in the fall of 1998. In the current year, Southern States received a $19.9 million purchase price adjustment relating to the return of accounts receivable to Gold Kist. In addition, capital expenditures decreased in the current year by $15.0 million. Net cash used by financing activities for the year ended June 30, 2000, of $1.0 million was primarily the result of repayments of debt being offset by additions to long-term debt and the sale of securities. For the year ended June 30, 1999 cash provided from financing activities was $127.6 million due to proceeds from a bridge loan of $218.3 million to finance the Gold Kist acquisition.

     Cash and cash equivalents at June 30, 1999 were $18.7 million, which represents an increase of $3.3 million from $15.4 million at June 30, 1998. Net cash provided by operating activities for the year ended June 30, 1999 and 1998 amounted to $143.9 million and $33.6 million, respectively. The increase in net cash provided by operating activities resulted from an increase in accounts payable and a decrease in net receivables partially offset by a decrease in advances from managed local cooperatives, an increase in inventories and lower net savings. Net cash used in investing activities for the year ended June 30, 1999 amounted to $268.1 million, an increase of $224.3 million from cash used in investing activities in the corresponding 1998 period. This increase resulted primarily from investment in Gold Kist ($218.3 million) and a $12.7 million increase in capital expenditures over the prior year. Net cash provided by financing activities for the year ended June 30, 1999, of $127.6 million and net cash used by financing activities for the year ended June 30, 1998, were primarily the result of net borrowing activities.

     Capital expenditures for the year ended June 30, 2000, totaled $31.6 million. Southern States had outstanding commitments for the construction and acquisition of property, plant and equipment totaling approximately $3.6 million at June 30, 2000. Southern States also maintains an accrual for environmental expenditures that totaled $3.6 million at June 30, 2000. See Note 13 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus.

     Capital expenditures for the year ended June 30, 1999, totaled $46.6 million which compares to $33.9 million in capital expenditures for the year ended June 30, 1998. Of this 1999 amount, approximately $1.02 million related to compliance with environmental regulations. Southern States had outstanding commitments for the construction and acquisition of property, plant and equipment totaling approximately $2.2 million at June 30, 1999 and approximately $7.1 million at June 30, 1998. Southern States also maintains a reserve for environmental expenditures which totaled $3.2 million at June 30, 1999 and $2 million at June 30, 1998.

     Southern States anticipates capital expenditures of approximately $20.0 million in the fiscal year ending June 30, 2001. Also, included in projected capital expenditures is $1.5 to $3.0 million in anticipated costs for environmental remediation projects in the year ending June 30, 2001.

     Management believes that Southern States' cash on hand, anticipated funds from operations, and amounts currently available under its various credit facilities will be sufficient to cover its working capital needs, capital expenditures, debt service requirements and tax obligations over the twelve-month period ending June 30, 2001. Additional working capital needs resulting from the Agway transaction described above under "--Recent Developments" are being financed through the $13.3 million deferred portion of the purchase price, payable by Southern States 30 months from closing, and by an increase of $15 million in the commitment of one of its lenders under its revolving credit facility. Southern States' current revolving credit facility terminates in January 2002. Southern States expects to renew this revolving credit facility at that time. Southern States intends to maintain and further strengthen its financial condition and, in its efforts to do so, may from time to time consider other possible transactions, including acquisitions, other capital market transactions or dispositions of businesses that no longer meet its strategic objectives.

New Accounting Standards

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and 138, which is effective for fiscal quarters beginning after June 15, 2000. SFAS No. 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company adopted SFAS 133 on July 1, 2000. Management has concluded that the adoption of this statement will be immaterial to its financial position and results of operations.

Market Risks from Changing Commodity Prices and Interest Rates

     The principal market risks affecting Southern States are exposure to changes in commodity prices and changes to interest rates on borrowings. Although Southern States has international sales volume and related accounts receivable for foreign customers, Southern States considers the foreign currency exchange risk in such activities to be immaterial.

     Interest Rate Risk. Southern States uses interest rate swaps to hedge interest rate changes on a portion of its borrowings. At June 30, 2000, Southern States had outstanding nine variable to fixed interest rate swaps with a $180 million notional amount and a fair market value of approximately $6.0 million with terms ranging from three to seven years. The swaps carried coupons with a weighted average rate of 6.02% and 5.8% at June 30, 2000 and 1999, respectively. Assuming June 30, 2000 variable rates and borrowings, a one-hundred-basis-point change in interest rates would impact Southern States' net interest expense by approximately $1.4 million on an annualized basis, net of the effect of the swaps.

     Commodities Risk. The table below provides information about Southern States' petroleum, grain and agricultural commodity inventories and related futures contracts that are sensitive to changes in commodity prices. For inventories, the table presents the carrying amount and fair value at June 30, 2000. For futures contracts, the table presents the notional amounts in the unit of measure for the particular item that is being hedged, the weighted average of the contract prices and the fair value of those contracts. Contract amounts are used to calculate the contractual payments and quantity of commodity to be exchanged under the futures contracts.

          On-Balance Sheet Commodity Position and Related Derivatives
          -----------------------------------------------------------

                                                                               June 30, 2000
                                                                               -------------
Balance Sheet Position                                    Carrying Amount                            Fair Value
----------------------                                    ---------------                            ----------
Petroleum....................................                $ 11,927,928                          $ 15,604,894
Grain........................................                   8,184,541                             8,184,541
Feed.........................................                   7,049,613                             8,023,903

                                                            Expected Maturity
Futures Contracts (Short)                                       Year 2000                            Fair Value
------------------------                                        ---------                            ----------

Petroleum Contract - Gallons.................                   4,158,000                                   N/A
Petroleum Contract Amount....................                $  3,817,000                          $  3,721,000

Grain Contract - Bushels.....................                   8,384,434                                   N/A
Grain Contract Amount........................                $ 25,206,442                          $ 22,625,128

Agriculture Commodities - Bushels............                           0                                   N/A
Agriculture Commodities Contract
   Amount....................................                $          0                          $          0

                                                            Expected Maturity
Futures Contracts (Long)                                        Year 2000                            Fair Value
-----------------------                                         ---------                            ----------

Petroleum Contract - Gallons.................                      42,000                                   N/A
Petroleum Contract Amount....................                $     27,000                          $     31,000

Grain Contract - Bushels.....................                   3,845,537                                   N/A
Grain Contract Amount........................                $ 11,887,180                          $ 10,066,039

Agriculture Commodities - Bushels............                       3,072                                   N/A
Agriculture Commodities Contract
   Amount....................................                $      7,327                          $      6,013

See "Business of Southern States--Other Factors Affecting the Business of Southern States--Commodity Price Hedging Activities" for information concerning hedging activities utilized by Southern States to minimize the risk of change in commodity prices on various commodities bought and sold in its business.

                                SOUTHERN STATES

General

     Southern States is a regional farmers' supply and marketing cooperative. With fiscal 2000 sales of $1.5 billion, we are one of the largest agricultural cooperatives east of the Mississippi River. We serve a wide range of rural and urban customers in our traditional six-state Mid-Atlantic territory of Delaware, Maryland, Virginia, West Virginia, Kentucky and North Carolina and, more recently in Michigan, Ohio and Indiana. We also expanded our operations in October, 1998 into the Southeastern and South Central states through the acquisition of the Gold Kist Inputs Business. We are owned by over 300,000 farmer and local cooperative members. We are the principal cooperative in a cooperative distribution system that now encompasses over 700 retail locations serving farmer members and other customers through both company-owned facilities and a network of local agricultural cooperatives and private dealers. See "--The Southern States Distribution System" below.

     Founded in 1923, Southern States operated for many years exclusively as a supply (or "inputs") cooperative, procuring, manufacturing, processing and distributing fertilizer, crop protectants, feed and seed and other farm supply items on behalf of its farmer members. Since 1977, we also have marketed grain for members and currently market approximately 25 to 30 million bushels of grain annually, primarily in our traditional Mid-Atlantic territory. In 1998, we entered the livestock marketing business through the acquisition of Michigan Livestock Exchange, a 75-year old, livestock marketing cooperative operating in the four-state territory of Michigan, Ohio, Indiana and Kentucky. As a result, we believe that we are one of the largest livestock marketing cooperatives in the United States.

     Our members must be agricultural producers or agricultural cooperative associations comprised of agricultural producers. Business with members is conducted on a cooperative basis, and patrons who are members or who are eligible to be members are qualified to receive patronage refunds out of net savings on their business. See "--Cooperative Structure." We also engage in supply and marketing transactions with other customers who are not eligible for membership and who do not qualify for patronage refunds. In addition, we engage in non-cooperative activities through several subsidiaries.

The Southern States Distribution System

     We are the principal cooperative in a cooperative distribution system that serves our farmer members in our Mid-Atlantic territory and the Southeastern and South Central states through:

     . 215 company-owned retail farm supply and petroleum outlets and 25 company-owned urban and suburban retail locations,

     . 70 local agricultural or petroleum cooperatives operating at 87 locations under standardized management contracts with Southern States,

     . 46 independently owned and operated local retail cooperatives that distribute Southern States supplies and products at 69 locations, and

     . A network of over 850 private dealers operating approximately 900 locations who sell Southern States supplies and products at retail under retail distribution agreements with Southern States.

        Unless specifically noted otherwise, all location numbers are given as of July 31, 2000.

        Company-Owned Facilities. As described in greater detail below, we sell a significant portion of our product and service volume through our retail farm supply locations, urban and suburban retail locations and retail petroleum facilities. To support this retail distribution network, we operate a number of owned and leased bulk manufacturing and distribution facilities. See "Business of Southern StatesAgricultural Inputs and Services--Petroleum," "--Retail Farm Supply" and "--Farm and Home." In fiscal 2000, Southern States sold approximately 53% of its total product and service volume through these company-owned facilities.

        Managed Local Cooperatives. The 70 managed local cooperatives, usually organized on a county level, are a significant component of our distribution system. The managed local cooperatives have their own local membership and locally-elected boards of directors, but each is a member of Southern States and each operates under a standardized management agreement with Southern States. In almost all instances, the managed local cooperatives use the name "Southern States" in their operations. Sales to the managed local cooperatives accounted for approximately 15% of our total product and service volume in fiscal
2000.

        We have no equity interest in the managed local cooperatives and no representation on the boards of directors, but we manage day to day operations and recommend policies to their boards of directors. The standardized management agreements are renewed annually, and may be canceled by either party at the end of any year provided there is no outstanding indebtedness owed Southern States. We assess a management, accounting and administrative fee which approximates the actual cost of service. No management agreements with local cooperatives have been canceled in our history other than as a result of mergers of local cooperatives into Southern States or, in a few cases, liquidation of a local managed cooperative.

        Private Dealers. We also distribute supplies and products through a network of over 850 independent, privately-owned dealers, operating a total of approximately 900 dealer locations. Prior to our agreement with Agway, which closed on July 31, 2000, we distributed supplies through approximately 340 dealers operating approximately 360 locations. The Agway agreement added over 500 dealers and locations throughout the northeastern United States. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments" above. These dealers agree to sell our supplies and products at retail to our members and others and to maintain adequate records of sales in order that we may allocate any patronage refund to these members. Sales to private dealers accounted for approximately 10% of our total product and service volume in fiscal 2000.

        Independent Cooperatives. We also distribute supplies and products to 46 independently owned and operated local cooperatives operating 69 locations. These cooperatives are members of Southern States and use Southern States as a major supply source, but do not operate under a management contract with Southern States and do not use the "Southern States" name. Sales to independent cooperatives represented approximately 3% of our total product and service volume in fiscal 2000.

     Commercial and Other Accounts. In addition to the component parts of the Southern States distribution system within our territory, we sell products to over 4,000 commercial and other accounts, including other cooperatives located outside our territory, who purchase supplies from us. Commercial accounts include resellers who do not have a private dealer agreement with us, as well as non-agricultural consumers. Commercial accounts are not eligible for membership in Southern States and are not eligible for patronage refunds. Other accounts include producers of agricultural products who purchase on a wholesale basis and other regional cooperatives. These accounts are eligible for membership and for wholesale patronage refunds. Sales to commercial and other accounts in fiscal 2000 accounted for approximately 19% of our total product and service volume.

Cooperative Structure

     Members and Membership Stock. Members of Southern States must be agricultural producers or agricultural cooperative associations comprised of agricultural producers. Members must own at least one share of membership stock. An agricultural producer who qualifies for membership but is not already a member will automatically receive the first $1.00 of any patronage refund in the form of one share of membership common stock. Under Virginia law and our articles of incorporation and bylaws, the issuance or transfer of our membership common stock is limited to:

  .  bona fide agricultural producers who use our services or supplies, and

  .  cooperatives whose membership is comprised of such persons.

     Each member, regardless of the number of shares of membership common stock registered in the member's name, is entitled to only one vote in the affairs of Southern States. Under various circumstances, like the death of a stockholder, we repurchase common stock from our members at par value ($1 per share) plus declared and unpaid dividends, if any. In the event of liquidation or other disposition of our assets, the holders of common stock, after satisfaction of obligations to creditors and to holders of all preferred stock, would be entitled to receive a maximum of the $1 per share par value plus declared and unpaid dividends, if any, for each share of common stock held. Our board of directors may from time to time issue any and all of the authorized but unissued common stock without first offering such shares to existing holders of common stock, on such terms as it deems advisable, but not for less than par value.

     Governance. The members of Southern States annually elect on a staggered basis members of the board of directors to serve for three-year terms. Only our members or members of a retail agricultural purchasing cooperative handling supplies of Southern States are eligible to be elected by the members to serve on the board of directors. At the present time, the board of directors consists of 23 persons, 17 of whom are member-elected. Six additional directors, designated by statute as public directors, are appointed for three-year terms, on a staggered basis, by the director of agricultural extension for the Commonwealth of Virginia. Each of these appointed directors represents a different state in our traditional Mid-Atlantic territory. Public directors need not be members or stockholders of Southern States. See "Management--Directors."

     Our bylaws provide for a division of the territory in which we operate into nine or more election districts. These election districts are determined on the basis of the annual volume of business done with Southern States by customers, with consideration given to the business done with members in, and geographical area of, each election district. The bylaws further provide that the Board may modify and redistrict whenever, in its discretion, it is advisable in order to maintain substantial equality in the volume of business done in the different districts.

     Under our bylaws, each election district is to be represented on the board by one director, elected at an election district meeting by delegates to the meeting. The members served by each private dealer, each retail branch of Southern States, and each retail agricultural supply cooperative handling supplies of Southern States are entitled to vote in the election of delegates to election district meetings. Delegates are elected by our membership and the membership of the retail agricultural purchasing cooperatives at their local annual meetings. The directors elected by each election district are then presented to the annual meeting of our members. Our bylaws only permit voting in person at election district meetings.

     Our officers are elected by our board of directors to serve on a full-time salaried basis.

     Patronage Refunds. As a cooperative, we operate for the benefit of our members and other patrons who qualify for membership. We are obligated by our bylaws to return at the end of the fiscal year all net savings from patronage-sourced business, after payment of dividends on capital stock and additions to reserves, to the members and other patrons eligible for membership in proportion to their respective purchases. These net savings are the equivalent of profits and are allocated to each member patron and each patron eligible for membership in the form of patronage refunds on the basis of each person's percentage patronage.

     In fiscal 2000, approximately two-thirds of our supply business was with members and subject to patronage refunds. We also engage in supply and marketing transactions with other customers who are not eligible for membership and who therefore do not qualify for and do not receive patronage refunds. In addition, through several subsidiaries, we engage in non-cooperative activities that do not generate patronage refunds.

     Patronage refunds are normally paid partially in cash and partially in the form of non-interest bearing patronage refund allocations. Beginning with the fiscal year ended June 30, 1974, the policy of the board of directors regarding patronage refunds changed from payment of the non-cash portion of the refund in shares of membership capital stock or debentures to payment in the form of patronage refund allocations, which are participations not bearing interest or paying dividends. Since 1974, patronage refunds have been paid 40% in cash and 60% in patronage refund allocations. The Internal Revenue Code requires a minimum cash component of 20%.

     We believe our policy of paying a higher cash component than is required by law contributes to continued patronage.

     Our bylaws further require that issuance of patronage refund allocations be in annual series, and identified by year issued. The bylaws require that the redemption of patronage refund allocations take place proportionately in the order of issuance when the board of directors determines that sufficient funds are available. An exception is made to this policy for redemption upon the death of a holder or to settle amounts in default owed to Southern States.

     In February 1996, we redeemed our 1974 patronage refund allocations, which totaled slightly over $6 million. In February 1997, we redeemed our 1975 patronage refund allocations, which also totaled approximately $6 million. In March 1998, we redeemed our 1976 patronage refund allocations, which totaled approximately $4.6 million. To provide continued support to our equity base, in 1997 and 1998, a number of our managed local cooperatives exchanged approximately $1.2 million and $800,000, respectively, of their revolved patronage refund allocations for an equivalent value in shares of Southern States' membership common stock. In fiscal 2000 and fiscal 1999, we did not redeem any patronage refund allocations.

     Our bylaws require that all of our debts shall be entitled to priority over patronage refund allocations. In the event of operating losses, these losses may be charged in the order of issuance by years to patronage refund allocations and to operating capital reserves. We are deemed to have a lien upon and security interest in patronage refund allocations as collateral for any indebtedness owed to Southern States by the holder.

     Operating Capital. Annually, from fiscal year net savings, our board of directors has made additions to operating capital. These reserves are used for general purposes and are analogous to retained earnings. The equities of member patrons in such additions are recognized by Southern States. Further, our bylaws provide that in the event the board of directors determines these reserves have served their purpose, if any balance remains, it shall be returned to the member patrons in proportion to their interests. Otherwise, these reserves will be returned to the member patrons only upon dissolution of Southern States.

     Cooperative Taxation. A cooperative is a corporation for federal income tax purposes. We compute our taxable income and federal income tax liability in essentially the same manner as any ordinary corporation. However, to the extent that we, as a cooperative, declare and pay patronage refunds to our members, we are allowed to deduct those amounts from our pre-tax income. Patronage refunds may be paid in the form of cash or credits, which are sometimes referred to as patronage refund allocations, or a combination of both.

     A cooperative may deduct from its pre-tax income both the amount of the cash patronage refund and the face amount of any credits or noncash patronage refund allocations. A cooperative's members, however, must recognize both those amounts in the computation of their respective taxable incomes. In order to qualify for the federal income tax deduction for patronage refunds, the cooperative must pay at least 20% of the patronage refund in cash. Our board of directors determines the amount and form in which we pay our patronage refunds. See "--Patronage Refunds" above.

     To the extent that we distribute notices of allocation that do not qualify for the federal income tax deduction for patronage refunds, have income from transactions with nonmember customers or have income from non-patronage sources, we are taxed at the normal corporate rate. We have subsidiaries that are not cooperatives; all the income of these subsidiaries is subject to corporate income taxes.

                          BUSINESS OF SOUTHERN STATES

     We are both a supply and a marketing cooperative. We function as a supply cooperative providing agricultural inputs and services to our members and others through our Crops, Feed, Petroleum, Retail Farm Supply, and Farm and Home divisions. We function as a marketing cooperative marketing our members' products through our Grain Marketing and Livestock Marketing divisions.

Business Strategy

     As a farmer-owned agricultural cooperative, our primary function is to enhance our members' economic welfare and bargaining power. To fulfill this function, Southern States pursues business initiatives that increase its purchasing power with vendors, lower its production, processing and distribution costs, increase its customer base and capitalize upon its management expertise. Our ultimate objective is to position ourselves as the business of choice for meeting the needs of our members and other customers for products and value-added services. To achieve this goal, we seek to:

     . Offer a Full Line of Superior Products and Services: Southern States offers a full selection of high quality products and services at competitive prices designed to meet the diverse needs of its farmer membership base. The ability to use its purchasing power and its manufacturing/processing expertise allows it to be price competitive within its defined market areas.

     . Develop Value-Added, Technologically Advanced Products and Services: In addition to its more traditional services, such as fertilizer spreading, crop protectant application and insect scouting, Southern States offers technologically advanced services, supported by reliable equipment and highly trained service technicians in order to increase market share with existing customers and attract new customers. For example, Southern States' Growmaster program uses Global Positioning Satellites and computerized delivery vehicles in selected locations to optimize the application of plant nutrients on farmers' fields, maximizing production in an environmentally responsible manner. In addition, Southern States completed a research and development program in the field of aquaculture, one of the fastest growing segments in the agriculture industry, in order to provide its farmer members with a viable alternative product line, including fish stock, fish feed and guaranteed grower payment to farmer producers for harvested fish. We are now actively marketing this program.

     .  Use Multiple Distribution Channels to Maximize Market Penetration:
        Southern States uses a variety of distribution channels to create multiple outlets for its product offerings in order to generate increased business volumes and economies of scale. The use of several diverse distribution channels enables Southern States to reach many different types of customers and maximize market penetration.

     . Access State-of-the-Art Products and Technology through Partnerships and Strategic Alliances: Southern States seeks to access products and technology through partnerships and strategic alliances, thereby significantly expanding Southern States' scope with minimal additional capital requirements. Investments with other interregional cooperatives in the U.S. and abroad afford Southern States access to world class sources of fertilizer products, seeds, animal genetics, and other ingredients required for Southern States' operations. The 1998 acquisition of Michigan Livestock Exchange is expected to lead to alliances up and down the food chain, from the producer to the retailer.

     . Evaluate Opportunities to Enter New Markets and Achieve Operating Efficiencies and Maximize Buying Power: Southern States has and will continue to capitalize on acquisition opportunities that will enable it to enter new markets, increase its scale of operations and achieve operating efficiencies in order to better service the economic interests of its farmer-members. In 1998, through its acquisition of Michigan Livestock Exchange, Southern States became one of the largest cooperative marketers of livestock in the United States and now is able to offer Michigan Livestock Exchange's marketing and other value-added services, such as genetics, specialized financing programs and feeding and animal health programs, to Southern States' customers in its traditional Mid-Atlantic territory.

     . Adapt its Business in Selected Locations to Accommodate Changing Demographics and the Increasing Urbanization of its Customer Base: Many rural areas have become urban or suburban markets, reflecting well-documented demographic changes. Southern States continues to adapt its business to better serve this changing customer base. Products and services sold through the Farm and Home and Retail Farm Supply segments cater to the needs of the urban and suburban consumer, and include lawn and garden supplies, pet supplies and homeowner services. Sales of these products and services to urban and suburban consumers can, in part, offset the cyclical nature of Southern States' agricultural operations.

Agricultural Inputs and Services

     We operate our agricultural inputs and services business through six operating divisions: Crops, Feed, Petroleum, Retail Farm Supply, Farm and Home, and Marketing. Our purchase of the Gold Kist Inputs Business has significantly bolstered these operating divisions. We have integrated the Gold Kist Inputs Business into our pre-existing operating divisions as described below. The results for each division below include each division's allocated portion of the Gold Kist Inputs Business for the period from October 13, 1998 to June 30, 2000. We do not prepare separate financial statements for the former Gold Kist Inputs Business.

 Crops

     Through our Crops division, we procure, manufacture, process and distribute fertilizer, seed, and crop protectants to our members and others through the Southern States distribution system. We believe that we are the largest provider in our Mid-Atlantic territory of fertilizer, seed and crop protectants in large part as a result of our ability to custom-supply fertilizer, seed and crop protectant products and our extensive and diverse distribution system. Sales of the Crops division in fiscal 2000 were $212.6 million.

     We distribute granular, blended and liquid fertilizer and fertilizer materials in bagged and bulk form. Our annual fertilizer sales volume is approximately 2.0 million tons, with approximately 1.3 million tons sold through company-owned retail facilities and the managed local cooperatives. The remainder is shipped directly to private dealers, independent cooperatives and commercial accounts. See "Southern States--The Southern States Distribution System."

     Our Crops division has an annual production capacity of approximately 2 million tons of fertilizer at 10 strategically located plants. We procure approximately 50% of the fertilizer we sell from CF Industries, Inc., a cooperative owned by 9 regional cooperatives including Southern States, which produces and supplies fertilizer materials to its members. See "--Investments in Other Companies and Cooperatives" below. CF Industries is one of North America's largest commercial fertilizer manufacturers and distributors. We purchase the remainder of our fertilizer materials from more than 40 other suppliers.

     Through our Crops division, we produce and sell field and vegetable seeds, including small grains, soybeans, grasses, and legumes. We also procure, manufacture and distribute crop protection products such as herbicides and pesticides through our Retail Farm Supply and Farm and Home divisions and to other cooperatives and dealers. Sales of crop protectants are enhanced by our ability to cross-sell seed products and offer superior application services through quality equipment and highly trained personnel.

     The Crops division operates five bulk crop protectant storage facilities in the former Gold Kist territory and distributes agricultural and specialty crop protectants, including pesticides, growth regulators and surface-active agents that it purchases from approximately 15 manufacturers. Competition for sales of crop protectants is primarily on the basis of price and service since most retailers have access to the same inventory of products produced by the major manufacturers. The Crops division also provides aerial application of fertilizer for forestry customers and ground application of fertilizer and crop protectants for turf customers.

     The Crops division has successfully applied licensed genetic technology to finished products, for example, by incorporating the Roundup(R) resistant gene into its soybean seed products so that Roundup(R) destroys weeds but not the plant. This ability, coupled with the division's access to Southern States' extensive and diverse distribution system, makes us an attractive partner for bio-tech firms. For instance, we are a member-owner of FFR, Incorporated, which is owned by Southern States and three other regional cooperatives. FFR, Incorporated employs skilled plant breeders who use various facilities and regional test stations to develop improved varieties of corn, soybeans, alfalfa, clover, grass and sorghum-sudan.

  Feed

     Through our Feed division, we procure and manufacture dairy, livestock, equine, poultry, pet and aquacultural feeds. Our feed products are manufactured in 15 feed mills, four of which were acquired in the purchase of the Gold Kist Inputs Business. Feed products are distributed at wholesale and retail throughout our territory. See "Southern States--The Southern States Distribution System." Approximately 65% of the feed distributed in fiscal 2000 was delivered in bulk form directly from the feed mill to the farm with the remainder sold in bag form.

     Fiscal 2000 production of the mills was approximately 1.0 million tons, with resulting sales of $178.2 million. We believe that we are the largest feed company in our Mid-Atlantic territory. We are currently ranked in the top ten commercial feed companies in the United States.

     Our feed mills are batch process mills in which ingredients are weighed. These mills are capable of precision feed mixing. Our mill operations produce and market approximately 7,500 different feeds, including custom blended feeds and feeds containing various medications.

     Feed ingredients are purchased in the marketplace from many sources, including major grain companies. Feed formulation is based on the cost of various alternative ingredients in a given week. Our Feed division partners with others in the industry in order to have access to national brands and technological developments in the field without incurring substantial capital outlays and the associated risks. In November 1996, we joined with six other cooperatives in a pet food joint venture in Ohio, known as Pro Pet. In February, 1998, we completed a cooperative milling joint venture in Pennsylvania with Agway. In addition, we participate with eight other cooperatives in Cooperative Research Farms, a network of two research farms, each devoted to a specified branch of animal husbandry. Cooperative Research Farms provides extensive feed research permitting its members to formulate improved feeds and feeding programs and is one of the largest private research efforts in the world for large animal feeding.

  Petroleum

     Through our Petroleum division, we distribute all grades of gasoline, kerosene, fuel oil, diesel fuel and propane, and other related petroleum products. Approximately 79% of petroleum sales in fiscal 2000 were made to non-members of the cooperative. Our farm delivery services distinguish us from our competition in the petroleum business. The division experiences seasonal increases in sales and working capital requirements in the fall and winter months, as a result of its emphasis on oil and propane heating fuels.

     Approximately 65% of the Petroleum division's products were purchased on a contract basis, with the balance purchased on the spot market. We own two bulk terminals with aggregate storage capacity of approximately 6.5 million gallons of product. We manage the throughput of our products at 26 dedicated storage terminals.

     We also own and operate 16 retail petroleum distribution locations and distribute petroleum products through four managed local cooperatives. Current sales volume for the division approximates 350 million gallons annually. Petroleum sales for fiscal 2000 were $276.7 million.

  Retail Farm Supply

     We distribute agricultural supplies through our Retail Farm Supply division, which as of July 31, 2000, operated approximately 190 company-owned and managed local cooperative retail farm supply locations in its Mid-Atlantic territory and, as of July 31, 2000, an additional 88 retail locations in its Southeastern and South Central territory. The retail store locations act as distribution centers, supplying members and others with agricultural production materials procured or manufactured through our Crops, Feed and Petroleum divisions.

     Although the retail stores may vary considerably from location to location, the typical store is a complete farm supply center offering for sale many agricultural products including feeds, animal health products, fertilizers, pesticides, seeds, petroleum, farm supplies and equipment. The typical store also offers farm delivery and crop protectant application services, precision farming, customized fertilizer spreading, field mapping, soil testing, insect scouting and agronomic and animal nutrition advice. Approximately 50 locations sell petroleum products.

     The retail farm supply stores sell supplies and services to our members, other farmers and to a lesser extent to contractors and home owners. Southern States believes the quality "on the farm" services provided by the Retail Farm Supply division in conjunction with the products sold through them, in essence offering "one-stop-shopping," distinguish our retail farm supply operations from other options available to our customer base.

     As a result of the acquisition of the Gold Kist Inputs Business and as of July 31, 2000, the Retail Farm Supply division operates separate receiving and storage facilities at 16 locations, with an aggregate storage capacity of approximately seven million bushels, for handling unprocessed farm commodities such as soybeans, corn and other grains. Nearly all of these storage facilities are licensed by the federal or state government and can issue negotiable warehouse receipts.

     In addition, as a result of the acquisition of the Gold Kist Inputs Business, the Retail Farm Supply division acquired and now operates five cotton ginning and storage facilities at various locations in the former Gold Kist territory through which we provide ginning and storage services to members and non-members.

     The Retail Farm Supply division accounts for approximately 38% of our total product and service volume at June 30, 2000. Sales through these facilities in fiscal 2000 were $592.2 million.

  Farm and Home

     The Farm and Home division distributes farm and home products at wholesale and retail. Sales of the Farm and Home division for fiscal 2000 were $208.3 million.

     Wholesale. The division provides wholesale purchasing and distribution of farm and home products through centralized purchasing and four distribution centers. In fiscal 2000, approximately 36% of the Farm and Home division's sales volume was generated through its distribution centers, with the remaining 64% of its sales volume attributed to direct shipments from the vendor to customer. The largest customers of Farm and Home wholesale operations are our Retail Farm Supply stores, which accounted for approximately 54% of Farm and Home sales volume in fiscal 2000, and the independent private dealers, which accounted for approximately 27% of its sale volume for the same period. Other customers include the Farm and Home retail stores discussed below and a number of diversified U. S. commercial and international accounts.

     Retail. The Farm and Home division also operates 25 urban and suburban retail locations. These locations, which are in the process of converting to the trade name of Garden South, offer a wide array of products and services, including lawn and garden supplies and tools, power equipment, pet food, bird seed, hunting and equestrian supplies and landscape consulting services. These urban retail stores also provide technical and sales services in the form of knowledgeable in-store assistance and home delivery, which help distinguish Southern States' Farm and Home retail operations from its competitors.

     Wetsel. Wetsel, Inc., an independently-operated, wholly-owned subsidiary of Southern States, also serves as a wholesale distributor of agronomic supplies to dealers and commercial accounts in several eastern and midwestern states. Sales to lawn and garden centers in fiscal 2000 accounted for approximately 53% of Wetsel's sales, with the balance of its sales made to the turf industry (22%), greenhouse industry (15%) and farms (10%). Wetsel also operates one retail store in Harrisonburg, Virginia.

Marketing Services

  Grain Marketing

     Through our Grain Marketing division, we purchase corn, soybeans, wheat and barley from our members and market these grain products, assuming all risks related to selling such grain. Grain is priced in the United States principally through bids based on organized commodity markets.

     The Grain Marketing division, centrally managed from Richmond, Virginia, consists of 14 grain elevators located primarily along the eastern seaboard and at a single location in central Kentucky. Storage capacity for those grain elevators as of July 31, 2000 was approximately 10.6 million bushels. The division markets approximately 22.8 million bushels of grain annually, primarily corn, soybeans, wheat and barley, selling approximately 11% of this volume to our Feed division. The balance is sold to other customers which include large commercial grain buyers. Grain Marketing sales for fiscal 2000 were $66.1 million.

  Livestock Marketing

     Effective April 1, 1998, we acquired, through merger, Michigan Livestock Exchange, a 75-year old, Michigan livestock marketing cooperative with approximately 60,000 members in its four-state territory of Michigan, Indiana, Ohio and Kentucky. The addition of Michigan Livestock Exchange provides us with an expanded membership base and cross-selling opportunities for our other farm products in a territory outside, but contiguous to our Mid-Atlantic territory. Moreover, as a supplier of agricultural inputs to farmers, we intend to use our livestock marketing operations as a means to further integrate ourselves into the conception-to-consumption system which is emerging in the food industry. This coordinated system links inputs, producers, processors, distributors and the ultimate consumer to promote operational efficiency and product consistency and to enhance farmer profitability.

     Through Michigan Livestock Exchange, which has become the Livestock Marketing division, Southern States operated 11 traditional livestock auction facilities and 13 swine buying stations as of July 31, 2000. We also offer a vertically coordinated approach intended to help farmers produce and market their products through the packers to the customers. We do so by providing inputs to the livestock producer in an efficient, low-cost manner and then by marketing the livestock products to meet the expectations of the ultimate consumers for uniform, high-quality products.

     In addition to providing livestock marketing services for members on a commission basis and through purchases as principal, the division provides price contracts, animal health sales and livestock marketing strategies. During the twelve months ended June 30, 2000, Michigan Livestock Exchange marketed approximately 1,151,000 hogs and 610,000 head of cattle.

Acquisition of the Gold Kist Inputs Business

     In October 1998, Southern States purchased from Gold Kist Inc., a major southeastern marketing and supply cooperative, the Gold Kist Inputs Business. Through this portion of its business, Gold Kist purchased, manufactured and processed a wide range of farm supply items for distribution and sale in the eight-state territory of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina and Texas. The assets acquired in October 1998 included:

     .  four fertilizer plants, one of which is leased;

     .  four crop protectant distribution centers, one of which is leased;

     .  23 grain elevators, five of which are leased;

     .  15 peanut buying stations, six of which are leased;

     .  five cotton gins, two of which are leased;

     .  four feed mills;

     .  one seed processing plant; and

     .  approximately 100 retail farm supply stores and branch facilities.

   The acquisition also included a number of owned and leased distribution and storage facilities and substantially all inventory and other agreed upon assets associated with the Gold Kist Inputs Business. The purchased assets did not involve the existing Gold Kist poultry, pork, aquaculture, seed marketing, cotton marketing and other businesses. The final adjusted purchase price paid by Southern States to Gold Kist for the Gold Kist Inputs Business was approximately $198 million. See Note 18 of the Notes to Southern States' Consolidated Financial Statements on page F-29 for additional information concerning the initial estimated purchase price paid by Southern States, the post-closing purchase price adjustment made between Southern States and Gold Kist, and other financial information related to the acquisition of the Gold Kist Inputs Business.

     As described above, the Gold Kist Inputs Business has been integrated into Southern States' various operating divisions. We do not compile separate financial statements for the Gold Kist Inputs Business. For a discussion of our efforts to integrate the Gold Kist Inputs Business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition and Integration of the Gold Kist Inputs Business."

     Representations and Warranties. The asset purchase agreement contains customary representations and warranties concerning the status of the Gold Kist Inputs Business and the assets purchased. Most representations and warranties survived the closing and do not expire until June 30, 2001. Gold Kist has agreed to indemnify Southern States for losses arising out of environmental representations and warranties for a ten year period following the closing, up to an aggregate maximum of $35 million. The Gold Kist indemnity for environmental claims will be effective only when the aggregate amount of Southern States' losses for each individual claim exceeds $25,000. Gold Kist has agreed to indemnify Southern States for any loss other than environmental loss arising from breaches of the representations and warranties to the extent that such losses do not exceed $10 million. There is a $500,000 threshold for losses other than environmental losses before a claim may be asserted against Gold Kist.

     Non-Competition. Under the asset purchase agreement, Gold Kist agreed to a five-year non-competition agreement within the territory in which Gold Kist presently does business.

     Financing Commitment. In connection with the closing of Southern States' purchase of the Gold Kist Inputs Business, Southern States and Gold Kist entered into a separate agreement under which Gold Kist agreed to purchase on or before April 5, 1999 (later extended to October 5, 1999), up to $100 million of preferred stock or other specified equity-type securities from Southern States or an affiliated entity of Southern States if Southern States had not been able to sell an equal amount of similar securities by that date. As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources at June 30, 2000," on October 5, 1999, Southern States sold to Gold Kist pursuant to this commitment $40 million liquidation amount of preferred stock and $60 million of capital securities issued by Southern States Capital Trust I.

Properties

     Our principal operating facilities are our feed mills, fertilizer plants, petroleum storage and distribution facilities, our other farm supply storage and distribution facilities and our retail store facilities. These facilities are described elsewhere in this prospectus in the sections describing our various operating divisions. See "--Agricultural Inputs and Services" and "--Marketing Services" above.

     Our corporate headquarters building, containing approximately 200,000 square feet of office space, is located on 11.8 acres in Richmond, Virginia. An unrelated third-party constructed the headquarters building on land owned by Southern States and leased to the owner of the building for a 70-year period expiring in 2048. We lease and occupy approximately 170,000 square feet of the building. See Note 13 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus for additional information concerning Southern States' lease arrangement for its corporate headquarters and for other operating leases.

Information Systems

     The information systems used to support our business operations consist of a number of networked computer components running a mixture of internally developed and purchased software applications. Our strategy has been to move away from large mainframe systems towards smaller, more flexible minicomputer and server based systems. This allows us to take advantage of new technology, and provides us the flexibility to tailor computing needs to the application, and ultimately to the needs of the business units such technology supports. This strategy permits us to upgrade or expand only where it is needed and avoid excess capacity where it is not needed, resulting in cost efficiencies for the processes that require support.

     We still have a variety of older applications that are processed under a timesharing agreement on a mainframe computer. The timesharing agreement has enabled us to significantly reduce operating costs and to maintain a core application solution as we focus on other prioritized applications. We now own and utilize in excess of 300 file servers in support of our Retail Store operations and over 30 file servers to support other applications used throughout Southern States. Other integrated computer systems support our distribution and manufacturing functions, our feed, fertilizer, petroleum, grain and related functions, and financial, payroll and human resources systems.

     We believe that our information systems are sufficient to meet our current needs and future expansion plans.

Affiliated Financing Services

     Through two affiliated entities, Statesman Financial Corporation and Statesman's wholly-owned subsidiary, Michigan Livestock Credit Corporation, Southern States provides a variety of financing programs to its members and other customers. These programs, which are intended to enhance "one-stop-shopping" services, support our ability to sell our products, generate profits and provide an important source of liquidity through the purchase of significant amounts of receivables from Southern States. Through our direct investments in Statesman and Michigan Livestock Credit and our financing services agreements with each of them, we are exposed to credit and interest rate risk resulting from the ongoing operations of Statesman and Michigan Livestock Credit.

 Statesman Financial Corporation

     Statesman Financial Corporation is owned 38.4% by Southern States and 36.1% by 62 of the managed local cooperatives. The remaining 25.5% is owned by Land O'Lakes, Inc., a regional farm supply cooperative headquartered in Minneapolis, Minnesota; MFA, Incorporated, a regional farm supply cooperative headquartered in Columbia, Missouri; and MFA Oil Company, a regional petroleum cooperative headquartered in Columbia, Missouri. Southern States accounts for its ownership in Statesman by the equity method.

     Statesman engages in a variety of financing programs with us and our customers. These programs include accounts receivable financing, consumer retail financing, leasing services, asset based financing and agrifinancing. The consumer retail financing receivables, asset-based loans, and agrifinancing receivables are primarily obligations of customers of Southern States. See Note 5 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus.

     Statesman and Southern States have entered into a financing services and contributed capital agreement setting forth the terms under which Statesman purchases accounts receivable from us and defining other financing programs that Statesman may provide to our customers. Under the terms of the agreement, we are obligated to maintain a computed minimum investment in Statesman's noncumulative preferred stock, based on the average daily balances of receivables sold to Statesman. The amount of this preferred stock held by Southern States was $23.4 million as of June 30, 2000.

     The parties have entered into this financing services and contributed capital agreement so that, by selling these receivables to Statesman, we are able to obtain more favorable financing than if we held these obligations for our own account and financed those additional assets ourselves.

     Accounts Receivable Financing. From time to time and subject to acceptance by Statesman, Statesman purchases the following types of receivables from us:

     .  retail customer accounts receivable;

     .  grain marketing customer accounts receivable;

     . advances that we make to managed member cooperatives under the management agreement between us and each managed member cooperative; and

     .  wholesale customer accounts receivable.

     Under the terms of the financing services and contributed capital agreement, we sell these receivables to Statesman on a discounted basis. These discounts provide Statesman with revenues sufficient to cover anticipated interest charges and average historical charge-offs. These discounts are calculated based on historical credit losses, current delinquency status and the anticipated cost of carrying the purchased accounts receivable. The credit losses component of the discount rate has a minimum percentage provision that may be modified from time to time as agreed by Statesman and Southern States. For the twelve-month period ended June 30, 2000, these discounts ranged from
 .05% to .35% of the receivables purchased.

     Receivables purchased by Statesman through June 30, 2000 and 1999 totaled approximately $1.3 billion and 1.2 billion, respectively. Statesman paid volume incentive fees to Southern States related to this program of approximately $2.4 million and $1.9 million for the years ended June 30, 2000 and 1999, respectively.

     Consumer Retail Financing. Through its consumer retail financing arm, Statesman provides a private label credit card program for retail customers who may present their credit cards at our retail branch locations, managed member cooperative locations, and participating independent market locations. Statesman assesses a merchant discount ranging from 1.25% to

1.75% of the transaction amount. Customers may elect to revolve their balances and pay finance charges at an APR no greater than 18% based on the average daily balance. Statesman assesses late payment fees of up to $14.50 each month against customers who fail to make payments within the terms of the program. All merchant discounts, finance charges and late payment fees constitute income to Statesman.

     Statesman also offers an installment sales financing program for retail customers who wish to finance single purchase transactions over a period ranging from three to sixty months. These transactions are documented on installment sales contracts that are offered to Statesman for purchase. Finance charges do not exceed 24% APR. This is a seldom used program. The volume outstanding under this program at any one time rarely exceeds $250,000.

     Statesman's consumer retail finance charge income was approximately $1.4 million for each of the years ended June 30, 2000 and 1999. In addition, Statesman's merchant discount and late payment fee income totaled approximately $260,000 and $255,000 for the years ended June 30, 2000 and 1999, respectively. Statesman paid no volume incentive fees to Southern States related to this program for the years ended June 30, 2000 and 1999.

     Leasing Services. Statesman, as lessor, has entered into operating leases with Southern States and our patrons for computer equipment, liquid propane tanks, credit bureau terminals and agricultural equipment. The net book value of the equipment was approximately $5.4 million and $5.1 million as of June 30, 2000 and 1999, respectively. This program generated revenues for Statesman of approximately $1.4 million and $2.1 million for the years ended June 30, 2000 and 1999, respectively. Our payments to Statesman for leasing services amount to approximately 96% of Statesman's total leasing revenue. Statesman paid volume incentive fees to Southern States related to this program of approximately $200,000 and $175,000 for the years ended June 30, 2000 and 1999, respectively.

     Asset Based Financing. Statesman offers working capital financing to credit-approved private dealers of our products and independent cooperatives through a revolving line of credit program collateralized by the debtor's accounts receivable and inventories. Interest is charged on a floating interest rate basis and these contract maturities are periodically reviewed for renewal. This program generated revenues of approximately $851,000 and $748,000 for the years ended June 30, 2000 and 1999, respectively.

     Agrifinancing. Statesman offers nonrecourse extended crop, livestock and feed financing for one to five year periods to our selected customers. The notes are collateralized by the debtor's real estate, livestock or other tangible holdings. This program generated revenues of approximately $(37,000) and $157,000 for the years ended June 30, 2000 and 1999, respectively.

     Croptime financing. Statesman provides collateralized operating loans to approved borrowers that require financing beyond inputs for crop farming. Croptime loans may be used for land rent, custom spraying, harvest costs, labor, irrigation and other expenses related to crop production. Payment is timed to harvest and/or marketing dates. The program began in January 1999 and has generated revenues of approximately $899,000 for the year ended June 30, 2000.

There was no volume incentive fee paid to Southern States related to this program for the year ended June 30, 2000.

 Michigan Livestock Credit Corporation

     Effective April 1, 1998, Michigan Livestock Credit, all of whose shares of common stock were owned by Michigan Livestock Exchange, was merged into a wholly-owned subsidiary of Statesman coincident with the merger of Michigan Livestock Exchange with Southern States. Upon the effective date of the merger, the name of the Statesman subsidiary was changed to Michigan Livestock Credit Corporation.

     Michigan Livestock Credit was organized in 1989 for the purpose of assuming various lending operations previously conducted by Michigan Livestock Exchange. The primary lines of business are loans (primarily for buildings, equipment, livestock and operating needs), a livestock feeding program, a beef improvement program and livestock leasing. Its loans are substantially collateralized by livestock, buildings or other property. As of June 30, 2000, the building loan portion of the portfolio was approximately $39.2 million or 78% of Michigan Livestock Credit's total portfolio. The Livestock Feeding Program is a bailment program in which the livestock are owned by Michigan Livestock Credit and the farmers/producers house and feed the animals in their facilities. Livestock Feeding Program loans aggregated $10.9 million at June 30, 2000. At June 30, 2000, the beef improvement and livestock leasing programs amounted to only $378.8 thousand.

     Southern States has a financing support agreement with Michigan Livestock Credit similar to the agreement it has with Statesman. Under the terms of the agreement, we are obligated to maintain a computed minimum investment in Michigan Livestock Credit preferred stock, based on the average balance of receivables outstanding at Michigan Livestock Credit. The amount of preferred stock held by Southern States under this agreement was $14.2 million at June 30, 2000.

Investments in Other Companies and Cooperatives

     Apart from our interest in our affiliated financing companies, we have substantial investments in other companies and cooperatives, including CF Industries and the Southern States Insurance Exchange, totaling approximately $83.4 million as of June 30, 2000. Our largest investments are in other cooperatives from which we purchase supplies or services and from which we in turn receive patronage dividends. The patronage dividends received from these investments can vary greatly from year to year depending on the performance of the underlying cooperative.

     Our largest single investment is in CF Industries. See "--Agricultural Inputs and Services--Crops" above. At June 30, 2000, Southern States' investment in CF Industries was $43.5 million represented by ownership of preferred stock issued to Southern States and other members in accordance with a base capital plan that is based upon each member's purchases from CF Industries over a rolling 5-year period. Under the plan, annual adjustments are made to each member's required preferred stock ownership. Our preferred stock ownership represented approximately 5.6% of the outstanding preferred stock of CF Industries at June 30, 2000. There was no patronage refund paid to us by CF Industries for the fiscal years ended June 30, 2000 and 1999, respectively. The patronage refund paid to us by CF Industries was $5.5 million for the fiscal year ended June 30, 1998.

     Our second largest investment in other companies and cooperatives, apart from our affiliated financing companies, is in Southern States Insurance Exchange (the Exchange). The Exchange is a Virginia-domiciled insurance reciprocal licensed to write lines of insurance in Southern States' Mid-Atlantic territory and Pennsylvania. The Exchange provides a wide-range of property and casualty coverages for its subscribers (policyholders). Subscribers of the Exchange include Southern States, the managed local cooperatives, private dealers and other parties. At the discretion of the Advisory Committee, the Exchange pays cash dividends from its operating income to its subscribers and allocates its remaining net income to individual subscriber accounts in accordance with the subscriber agreement. In addition, the Exchange returns prior years' subscriber savings when, in the judgment of its board of directors, it is prudent to do so.

     At June 30, 2000, our investment in the Exchange was $16.4 million, representing the accumulated unreturned savings in Southern States' subscriber account. Southern States recorded cash dividends and undistributed savings of $7.1 million, $4.0 million and $3.4 million for each of the fiscal years ended June 30, 2000, 1999 and 1998, respectively. The Insurance Exchange is operated by its attorney-in-fact and manager, Southern States Underwriters, Inc., a subsidiary of Southern States. The Insurance Exchange carries A.M. Best's highest rating of A+ Superior.

     Our investments are stated at cash invested plus unpaid qualified written notices of allocation. See Note 6 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus.

Other Factors Affecting the Business of Southern States

  Seasonality

     Our business is highly seasonal. The first and second fiscal quarters historically have lower sales revenue and unit volume than the third and fourth quarters. The majority of sales and greatest demand for working capital for our agricultural operations occur in late winter and spring, which represents the prime planting season for our customer base.

     For the Retail Farm Supply and Farm and Home divisions, with an emphasis on farm-related and yard and garden products, the majority of sales and the greatest demand for working capital also occur in late winter and spring. A majority of our sales in our Crops division occurs in the spring.

     Offsetting such seasonal effects to some degree, sales related to our grain and feed operations tend to be highest during fall and winter. In addition, we place a product emphasis on oil and propane heating fuels in the late fall and early winter months. The grain, feed and petroleum operations create seasonal increases in sales and working capital requirements during the fall and winter months.

  Competition

     We are one of the principal suppliers of agricultural input east of the Mississippi River. We are also one of the largest livestock marketing cooperatives in the United States in terms of the number of head of livestock sold for member producers.

     Competition in feed, fertilizer, seed, grain, livestock, petroleum and farm supplies exists with large national and regional manufacturers and suppliers as well as small independent businesses operating in our territory. However, major competitors vary from area to area. No single competitor competes throughout our entire territory. We believe we have a competitive advantage because through our extensive and diverse distribution system, we offer a full line of basic farm supplies and services at locations convenient to patrons rather than limiting our sales to a single line such as feed, seed or fertilizer. We believe that member ownership, name recognition, reputation for quality service and value, competent personnel and a long tradition of leadership enhance our competitive position.

  Employee Relations

     As of July 31, 2000, we employed approximately 5,425 persons.
Additionally, the managed local cooperatives employed approximately 900 persons. Approximately 60 company employees at two locations are members of labor unions. There have been no work stoppages for more than 15 years. We consider our relationship with employees to be good.

  Matters Involving the Environment

     We are subject to stringent and changing federal, state and local environmental laws and regulations, including those governing the labeling, use, storage, discharge, disposal and cleanup of hazardous materials as well as those governing the use, labeling and disposal of crop protectants, fertilizers and seed products. We believe that our operations are in substantial compliance with all applicable environmental laws and regulations as currently interpreted and that we have obtained or applied for the necessary permits to conduct our business. Because we use regulated substances and generate hazardous materials in our business, from time to time we are involved in administrative or judicial proceedings and inquiries relating to environmental matters. Changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business, financial condition or results of operations.

     As of June 30, 2000, Southern States had four sites at which environmental investigation and remediation is ongoing and costs may be significant. At one site, we are investigating and remediating soil and groundwater petroleum contamination under an order issued by the Kentucky Department for Environmental Protection. All necessary permits have been obtained and the remediation plan has been implemented. We believe that future investigation and remediation costs at this site will be between $1.4 million and $3.1 million.

     At a second site, we continue to monitor nitrate contamination of the soil and groundwater under a consent agreement under the Virginia Voluntary Remediation Program. We have completed a soil remediation program related to the immediate site and are in discussions with the Virginia Department of Environmental Quality regarding the appropriate scope of investigation of possible groundwater contamination relating to the site. Based on the information presently known, we believe that future monitoring and remediation costs at this site will be in the range of $500,000 to $1.1 million.

     At the third site, we expect that we will incur expenses of approximately $30,000 per year for an as yet undetermined period on future operations and maintenance costs associated with a groundwater remediation system implemented to address nitrate contamination. The costs for the third site are subject to reimbursement by the prior owner of the site pursuant to an indemnification agreement.

     At a fourth site, formerly used by Southern States as a petroleum bulk storage plant, on-going remediation and monitoring activities have resulted in a decision to implement a more aggressive plan of remediation. The anticipated costs of this plan of remediation are in the range of $420,000 to $1.6 million.

     During fiscal 2000, 1999 and 1998, Southern States incurred expenditures of $1,456,059, $2,247,510 and $872,036, respectively, for environmental investigation and remediation at all owned or leased properties. As of June 30, 2000, we had accruals of $3.56 million for future investigation and remediation costs associated with all currently or formerly owned or leased properties, including the four sites discussed above. Based on current information and regulatory requirements, we believe that the accruals established for environmental expenditures are adequate.

     In addition, as a result of off-site disposal activities, we have been identified as a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 at two sites that are listed on the Superfund National Priorities List. CERCLA imposes joint and several liability on specified parties for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. Southern States has executed de minimis settlement agreements for both of these sites. The de minimis agreements provide us with statutorily authorized protection from private actions by third parties seeking to recover site clean-up costs, and further provide that the EPA will not institute proceedings against us relating to the clean-up of the sites. The agreements can be set aside by the EPA only if we failed to disclose material facts with respect to our involvement in the sites or if aggregate site clean-up costs exceed a dollar threshold specified in the agreements, which is ordinarily set at a multiple of anticipated clean-up costs.

     Under the agreement to purchase the Gold Kist Input Business, Southern States acquired 20 properties specifically identified as having potential environmental liabilities. Gold Kist has agreed to assume responsibility for these liabilities, and has agreed, during the 10 years following the acquisition, to indemnify Southern States for environmental claims when the aggregate amount of Southern States' losses for each individual claim exceeds $25,000, up to a maximum limit of $35 million in the aggregate. We do not consider our risk of incurring material environmental costs with respect to these properties to be significant in light of its indemnification agreement with Gold Kist.

     We have expended, and expect in the future to expend, funds for compliance with environmental laws and regulations. These expenditures may impact Southern States' future net income. We do not anticipate, however, that our competitive position will be adversely affected by these expenditures or by new environmental laws and regulations. Environmental expenditures are capitalized when the expenditures provide future economic benefits.

     During fiscal 2000, Southern States had environmental capital expenditures of approximately $400,000. We estimate that environmental capital expenditures for fiscal 2001 will be in the range of $1.0 million to $2.0 million, and that reasonably foreseeable future levels of capital expenditures for environmental compliance will be comparable. However, there can be no assurance that expenditures will not be higher because of continually changing environmental compliance standards and technology.

  Government Regulation

     Southern States' business is impacted by numerous federal, state and local laws that have been enacted to promote fair trade practices, safety, health and welfare. We believe that our operating procedures conform to the intent of these laws and that we are currently in substantial compliance with all of these laws, the violation of which could have a material adverse effect on us.

     In addition to the environmental laws discussed in the preceding section, policies may be implemented from time to time by the United States Department of Agriculture, the Department of Energy or other governmental agencies which may impact the demands of farmers for our products or which may impact the methods by which our operations are conducted. These policies may impact our farm supply and grain storage and marketing operations.

     In 1996, the Federal Agriculture Improvement and Reform Act ("FAIR") was signed into law. The FAIR legislation, which is sometimes referred to as the 1996 "Freedom to Farm" law, represented the most significant change in government farm programs in more than 60 years. Under FAIR, the former system of variable price-linked subsidy payments to farmers was replaced by a program of fixed payments which decline over a seven-year period. In addition, FAIR eliminated federal planting restrictions and acreage controls. Southern States believes that FAIR was intended to accelerate the trend toward greater market orientation and reduced government influence on the agricultural sector. Whether this legislation favorably impacts the agriculture sector or our business depends in large part on whether U.S. agriculture becomes more competitive in world markets as the agriculture industry moves toward greater market orientation, the extent to which governmental actions expand international trade agreements and whether market access opportunities for U.S. agriculture are increased.

     In October 1998, Congress passed legislation that temporarily increased the subsidy payments that were being phased out by the 1996 FAIR legislation. The 1998 legislation was enacted in response to a variety of world-wide economic conditions adversely affecting agriculture, including substantial decreases in the prices of various farm commodities from levels prevailing at the time the FAIR legislation was enacted. We are not able to predict how this most recent legislation might affect our business.

     In late 1999, Congress enacted legislation providing $8.7 billion in emergency relief for farmers impacted by low commodity prices and natural disasters. This legislation further undercut the philosophy that motivated passage of the FAIR legislation in 1996.

 Commodity Price Hedging Activities

     We use commodities futures contracts to minimize the risks associated with the fluctuation in market prices of grains and petroleum products. These futures contracts are commitments to either purchase or sell designated amounts of grains, soybeans and petroleum products at a future date, and may be settled in cash or through delivery. We maintain hedged positions on our petroleum products on a periodic basis. With respect to grain, however, our strategy is to maintain fully hedged positions to the greatest extent possible. Our hedging activities are for the sole purpose of eliminating the risk of market price fluctuations. No futures contracts are purchased or sold for purely speculative purposes. For additional information on commodity price hedging, see Note 15 of the Notes to Southern States' Consolidated Financial Statements included in this prospectus.

     Southern States maintains hedged positions on petroleum products inventory to protect against price declines from the time it purchases product to the time the product is sold. Due to historical market behavior, which results in high market prices eventually returning to more normalized levels, we perceive our risk from a decrease in market prices as being greater as the level of market price increases. For that reason, we seek to hedge a larger proportion of product "imbalance" when prices are high. A product imbalance occurs when Southern States has entered into an agreement to sell more product (inventory) than it has purchased (i.e., a short position) or when Southern States has purchased more product (inventory) than it has agreements to sell (i.e., a long position). For example, at a price level below $.50/gal., Southern States typically hedges only 10%-20% of the product imbalance; at a price level of $.75/gal., Southern States ordinarily hedges approximately 80% of the imbalance. The hedge is usually a contract to sell either Number 2 heating oil or gasoline. The term of the contract is usually 30 to 60 days. Average inventory held by Southern States ranges from approximately 10 to 12 million gallons. Company policy limits the maximum number of gallons that can be hedged at any one time to 12.6 million gallons or 300 contracts.

     We also seek to minimize price risks inherent in our grain marketing operations by engaging in hedging activities in which we enter into obligations to both purchase grain for a set price on a specific date and to sell grain at a set price on a specific date to protect the value of open purchase contracts, open sales contracts and grain inventory from adverse price changes in the corn, wheat and soybean markets. Company policy limits the aggregate unhedged position in wheat, corn and soybeans to a maximum of 100,000 bushels. Any imbalance resulting from the receipt of more or less grain than anticipated is hedged the day immediately following receipt through the use of additional futures contracts or through balancing against other receipts or sales. During harvest periods when deliveries are at their heaviest volume, we will "pre-hedge" the day's projected receipts to avoid large unhedged overnight positions. A pre-hedge contract is a management decision to sell short in the market in anticipation of overnight purchases. Receipts are anticipated based upon discussions with local growers about their anticipated delivery date and time and also based upon specific crop harvest knowledge in a given region. Commodity futures are traded only on regulated exchanges such as the Chicago Board of Trade.

     We are also a purchaser of agricultural commodities used for the manufacture of feeds. We use commodity futures for hedging purposes to reduce the effect of changing commodity prices on a portion of our commodity inventories and related purchase and sale contracts. We typically enter into contracts to sell 30% to 35% of our feed inventory at a future date for a set price. Feed ingredients futures contracts, primarily corn and soybean meal, are recognized when closed and are accounted for at market. Gains and losses on the transactions are recorded as a component of product cost. At June 30, 2000, the fair value of our outstanding commodity futures positions for feed ingredients was not material.

 Legal Proceedings

     Southern States is involved in various legal proceedings that arise in the normal course of business. Based upon our evaluation of the information currently available, we believe that the ultimate resolution of these proceedings will not have a material adverse effect on our financial position, liquidity or results of operations.

     We maintain general liability and property insurance and an umbrella and excess liability policy in amounts we consider adequate and customary for our business. However, we expect that from time to time we will experience legal claims in excess of our insurance coverage or claims that ultimately will not be covered by insurance. Several insurance coverages carried by Southern States are underwritten by Southern States Insurance Exchange. See "--Investments in Other Companies and Cooperatives" above.


                                  MANAGEMENT
Directors

     The board of directors of Southern States presently consists of 23 persons. Our members annually elect, on a staggered basis, members of the board of directors to serve for three year-terms. Members are elected through an election district process, on a district representation basis. The districts are redrawn from time to time by the board of directors to provide for equitable representation of members in our territory. At the present time, 17 of the 23 members of the board of directors are member-elected, or member-designated. The other six current members of the board, designated by Virginia law as public directors, are appointed for three-year terms, on a staggered basis, by the director of agricultural extension for the Commonwealth of Virginia. Each of these appointed directors represents a different state in our traditional Mid-Atlantic territory. Public directors need not be members of Southern States.

     The directors of Southern States are as follows:

                                                                   Expiration      Years
                          Age as of                                of Present      Served
                          July 31,                                  Term as         as
Name                        2000          Position(s) Held          Director      Director        Residence
----                        ----          ----------------          --------      --------        ---------
Michael W. Beahm             49        Member & Institutional         2002           3         Roanoke, Virginia
                                        Relations Committee

Cecil D. Bell, Jr.*          59      Audit Committee, Chairman        2001          10        Georgetown, Kentucky

Floyd K. Blessing            73       Executive and Budget            2001          16          Houston, Delaware
                                           Committees

James E. Brady, Jr.          64         Executive and Audit           2001           1           Marion, Alabama
                                             Committees

Earl L. Campbell             59        Chairman of the Board;         2000          14         Harrodsburg, Kentucky
                                        Executive Committee

Jere L. Cannon               59           Audit Committee             2002          24        Flemingsburg, Kentucky

William F. Covington*        74        Member & Institutional         2000          13             Mebane, North
                                        Relations Committee,                                         Carolina
                                        Chairman; Executive
                                             Committee

Herbert A. Daniel, Jr.       48           Audit Committee             2001           1            Claxton, Georgia

H. Michael Davis             49           Budget Committee            2000           1            Valdosta, Georgia

John B. East                 49        Member & Institutional         2002        Elected         Leesburg, Alabama
                                        Relations Committee                      Nov. 1999

George E. Fisher             67        Member & Institutional         2002          12               Gordonsville,
                                        Relations Committee                                            Virginia

R. Bruce Johnson             48           Budget Committee            2000           5           West Point, Virginia

James A. Kinsey*             50         Executive and Audit           2000           8              Flemington, West
                                             Committees                                                 Virginia

J. Wayne McAtee              56           Budget Committee            2000          17              Cadiz, Kentucky

Richard F. Price             70        Member & Institutional         2001          31             Phoenix, Maryland
                                        Relations Committee

William G. Pridgeon          48        Executive and Member &         2000           2                 Montgomery,
                                      Institutional Relations                                           Michigan
                                             Committees

Curry A. Roberts*            42           Audit Committee             2001           7             Richmond, Virginia

John Henry Smith             50         Vice Chairman of the          2000           8             Rosedale, Virginia
                                          Board; Executive
                                        Committee, Chairman

James A. Stonesifer*         57           Budget Committee            2002           3                 Union Bridge,
                                                                                                         Maryland

William W. Vanderwende*      66      Budget Committee, Chairman       2002          18                  Bridgeville,
                                                                                                          Delaware

Raleigh O. Ward, Jr.         49        Member & Institutional         2002        Elected             Effingham, South
                                        Relations Committee                      Nov. 1999                Carolina

Wilbur C. Ward               61           Audit Committee             2001           6                 Clarkton, North
                                                                                                           Carolina

Charles A. Wilfong           42        Member & Institutional         2001           4                  Dunmore, West
                                        Relations Committee                                                Virginia

     * Messrs. Bell (Kentucky), Covington (North Carolina), Kinsey (West Virginia), Roberts (Virginia), Stonesifer (Maryland) and Vanderwende (Delaware) are designated public directors.


     In connection with the April, 1998, acquisition of Michigan Livestock Exchange, which expanded our operations into the states of Michigan, Ohio and Indiana, the board of directors was expanded by one seat. Mr. Pridgeon, formerly the chairman of the board of directors of Michigan Livestock Exchange, was designated by the membership of Michigan Livestock Exchange to represent the Michigan Livestock Exchange territory on the board of directors for a term expiring in 2000.

     In connection with the October, 1998, acquisition of the Gold Kist Inputs Business, the board of directors was expanded by six additional seats. Under the terms of the agreement for the purchase of the Gold Kist Inputs Business, Southern States amended its bylaws to provide for the election by the board of directors of Gold Kist Inc., sitting as delegates to a special election district for the Gold Kist territory, of six additional directors for staggered terms from among the new members in the Gold Kist territory.

     Under the staggered terms, two directors initially will serve for one year, two for two years, and two for three years. Upon the expiration of these terms, two directors from the Gold Kist territory will be elected annually for three-year terms. Messrs. Davis, Daniel, and Brady each of whom previously served as and will continue to serve as a director of Gold Kist, and Messrs. R. Ward and East, have been elected as directors from the territory formerly served by the Gold Kist Inputs Business. A sixth individual, Mr. W. P. Smith, Jr., was elected to serve as a director for Southern States from the Gold Kist territory for a two year term, but died unexpectedly in November, 1998. The vacancy on the board created by Mr. Smith's death has not been filled.

     During the past five years, each of the directors has owned and/or managed substantial farming operations, producing a wide range of agricultural products. While the size and type of products produced on, and the number of personnel employed at, each of the director's farms varies, each director's business activities have been primarily related to owner-managed agribusiness enterprises.

     There are no family relationships among any of the directors and executive officers.

     Mr. Price is a member of the board of directors of CoBank, ACB, which has various lending relationships with Southern States. Mr. Kinsey is a member of the board of directors of Agfirst Bank, FCB, a farm credit bank that participates in CoBank's commitments under Southern States' revolving credit facility. Mr. Brady is a director of The Perry County Bank, Marion, Alabama; Mr. Price is also a director of Sparks State Bank, Sparks, Maryland; and Mr. Wilfong is a director of Farm Family Holdings, Inc., Glenmont, New York.

Compensation Committee Interlocks and Insider Participation

     Messrs. J. H. Smith (Chairman), Campbell, Blessing, Covington, Brady and Pridgeon, serve as members of our executive committee which functions as our compensation committee. None of these directors, nor any of our executive officers, has any of the relationships to Southern States that are required to be disclosed by the regulations of the Securities and Exchange Commission.

Director Compensation

     Our bylaws provide that compensation and expense reimbursement policies for directors shall be established periodically by the board of directors. Currently, directors receive a per diem of $400, with the chairman receiving a per diem of $600, plus expenses incurred while traveling to and from and attending meetings of the board of directors or other official meetings or conferences.

     Directors Deferred Compensation Plan. The Southern States directors deferred compensation plan permits non-employee directors to defer all or part of their meeting fees, retainers or other remuneration received. The amount to be deferred and the period for deferral is specified by an election made prior to the beginning of the fiscal year for a term of three years. Payments begin under the plan generally upon the director's death or the date specified by the director in his deferral election. The director's deferred account balance is credited with interest at a rate determined by the administrator for each deferral cycle. Distributions are made in quarterly installments over 10 years. All amounts accrued under the plan have been funded in a trust which is secure against all contingencies except insolvency of Southern States.

Transactions With Directors Who Are Members and Customers

     Our members, including our directors, are also our customers and/or customers of our affiliated financing companies. They purchase products from us in the normal course of operating their farm businesses and may sell certain agricultural products to us at market price. The prices, terms and conditions of any purchase or sale transaction are on the same basis for all of our members.

Executive Officers


     The executive officers of Southern States are as follows:

                            Age as of
Name                        July 31,                        Positions and Offices Held
----                          2000                          --------------------------
                              ----
Wayne A. Boutwell              56        President and Chief Executive Officer -- Mr. Boutwell began his career in 1970 with the USDA in Washington, D.C.  He served as
                                         President and CEO of the National Council of Farmer Cooperatives
                                         from 1983 until 1996.  In September 1996, Mr. Boutwell was named
                                         President and Chief Executive Officer - Elect of Southern
                                         States.  He became President and Chief Executive Officer of
                                         Southern States in February 1997.  Mr. Boutwell serves on the boards of SunTrust Bank-Mid-Atlantic, SunTrust Bank-Richmond
                                         Community Board, CF Industries, Inc., the National Council of
                                         Farmer Cooperatives, Mississippi State University Agribusiness
                                         Institute and the International Food and Agribusiness Management
                                         Association.  Mr. Boutwell received his B.S. and M.S. degrees in
                                         Agricultural Economics from Mississippi State University and his
                                         Ph.D. from Virginia Tech.

K. Gene McClung                56        Group Vice President, Marketing & Logistical Services - Mr.
                                         McClung commenced his career with Southern States in 1964.  He has served in a variety of local, regional and headquarters managerial positions.  He was promoted to his present position effective April 1, 1998, after serving as Vice President of
                                         Planning, Logistics and Business Development.  Mr. McClung also served Southern States for a number of years as Director, Credit and Financial Services and as President of Statesman Financial
                                         Corporation.  Mr. McClung received his B.A. degree from
                                         Tri-State Baptist College.

George W. Winstead             57        Group Vice President, Ag Inputs & Services -- Mr. Winstead began his career with Southern States in 1968.  He has been in his present position since July 1, 1993, having previously served in a variety of local, regional and headquarters managerial
                                         positions.  Mr. Winstead serves as chairman of the board of
                                         Universal Cooperatives Inc. and Cooperative Milling, Inc.  Mr.
                                         Winstead received his B.S. from East Carolina University.

Jonathan A. Hawkins            61        Senior Vice President and Chief Financial Officer -- Mr. Hawkins
                                         was named to his current position in 1990.  He joined Southern
                                         States in 1980 and was promoted to Vice President and Treasurer in 1983.  Prior to joining Southern States, Mr. Hawkins served as a Vice President of Bank of Virginia in Richmond, Virginia.
                                         He currently serves as Chairman of the Board of the Institute of
                                         Cooperative Financial Officers.  Mr. Hawkins received his B.A.
                                         in Mathematics from the University of Richmond.

Gene R. Anderson               60        Senior Vice President, Corporate and Member Services -- Mr.
                                         Anderson joined Southern States on May 1, 1986, as Vice
                                         President for Human Resources.  He was promoted to his present position on October 15, 1998, having previously served in
                                         several headquarters managerial capacities.  Before joining
                                         Southern States, Mr. Anderson worked for 23 years for E.I. Du
                                         Pont de Nemours & Co.  Mr. Anderson has a B.A. in Industrial
                                         Relations from the University of North Carolina.

C.A. Miller                    61        Senior Vice President, Corporate Information and Support
                                         Services -- Mr. Miller joined Southern States as Director of
                                         Information Systems in 1979 and was later promoted to Vice
                                         President. Mr. Miller was promoted to his current position on
                                         October 15, 1998. Prior to joining Southern States, Mr. Miller served as Vice President of Deposit Guaranty National Bank in
                                         Jackson, Mississippi, and then as Senior Vice President of the
                                         First National Bank of Birmingham, Alabama. Mr. Miller has a
                                         B.A. in Banking and Finance and an M.B.A. in Finance and
                                         Economics from the University of Mississippi.

N. Hopper Ancarrow, Jr.        55        Vice President, General Counsel and Secretary -- Mr. Ancarrow
                                         joined Southern States' legal staff in 1971 and from 1972 until
                                         1987 served as Assistant Secretary of Southern States.  In 1987, he was named Vice President, General Counsel and Secretary.  Mr.
                                         Ancarrow earned his B.A. from the University of North Carolina and his J.D. from the College of William & Mary - Marshall Wythe
                                         School of Law.

Richard G. Sherman             53        Vice President, Human Resources -- Mr. Sherman joined Southern
                                         States in June 1988 as Director of Human Resources at the
                                         central office in Richmond, Virginia. He was promoted to his current position in August 1989.  Before joining Southern
                                         States, Mr. Sherman worked for Texas City Refining Inc. and
                                         Agway Inc.  He has a B.A. in Economics and Business from Rider
                                         College, an M.A. in Human Resources from the University of
                                         Houston and holds a Senior Professional in Human Resources designation.

     Our officers serve for a term of one year and until their successors are elected by the board of directors. During the past five years, the principal occupation of each of the above named executive officers, other than Mr. Boutwell, has been as an officer or employee of Southern States.

  Executive Compensation

     The following table shows, for the fiscal years ended June 30, 2000, 1999 and 1998, all compensation paid or accrued by Southern States and its subsidiaries to its chief executive officer and each of the four other most highly compensated executive officers.

     You should read the following information with the data in the table below:

  . "Salary" reflects salary before pretax contributions under the Southern States thrift plan and before pretax contributions under the Southern States flexible benefits plan.

  . "Bonus" reflects share of earnings fund and executive bonus, if any, accrued for each of the fiscal years under the Southern States deferred compensation plan, including the incentive compensation awards in addition to the deferral rights. The various incentive compensation awards are described below. For the fiscal year ended June 30, 1999, $286,714 was subtracted from Mr. Boutwell's incentive account as a result of incentive shortfalls for the respective years. However, the balance was not reduced below $0, and effective for fiscal years beginning on or after July 1, 1999, there will be no further subtractions from Mr. Boutwell's incentive account as a result of incentive shortfalls. Any balance in the incentive account is subject to forfeiture. See "--Bonus and Deferred Compensation-- CEO Incentive Program" below.

  . "Other Annual Compensation" reflects, in the case of Messrs. Hawkins and Ancarrow, that portion of the interest earned under the Southern States deferred compensation plan above 120% of the applicable federal rate in those accounts not deemed invested in externally managed investments, as well as amounts attributable to Southern States' payment of certain taxes on their behalf. Other than such amounts, for the fiscal years ended June 30, 2000, 1999 and 1998 no amount of "Other Annual Compensation" was paid to any of the executive officers listed in the table, except for perquisites and other personal benefits which for each named executive officer did not exceed the lesser of $50,000 or 10% of the amounts reported as salary and bonus for such individual.

                                                               Annual Compensation
                                                  --------------------------------------------
                                            Year
                                           Ending                                 Other Annual        All Other
Name and Principal Position               June 30        Salary       Bonus       Compensation      Compensation
---------------------------               -------        ------       -----       ------------      ------------
Wayne A. Boutwell                           2000        $448,651        ---           ---             $11,702(1)
President and Chief Executive               1999         419,910        ---           ---              11,500(1)
Officer (1)                                 1998         381,429    $29,615           ---              13,033(1)

George W. Winstead                          2000        $196,038    $41,682           ---             $ 7,548(2)
Group Vice President                        1999         180,512        ---           ---               7,873(2)
Ag Inputs & Services                        1998         169,778     15,826           ---               7,471(2)

K. Gene McClung                             2000        $187,215    $40,665           ---             $ 7,087(3)
Group Vice President                        1999         166,292        ---           ---               7,152(3)
Marketing & Logistical Services             1998         133,428     17,712           ---               6,877(3)

Jonathan A. Hawkins                         2000        $182,563    $44,332        $2,429             $ 9,203(4)
Senior Vice President and                   1999         172,008        ---         2,150               9,208(4)
Chief Financial Officer                     1998         154,591     25,630         1,924               9,168(4)

N. Hopper Ancarrow, Jr.                     2000        $156,087    $37,356        $1,318             $ 6,036(5)
Vice President, General Counsel             1999         150,128     24,986         1,160               5,937(5)
and Secretary                               1998         144,409     22,731         1,046               5,853(5)


     (1) Mr. Boutwell became president and chief executive officer effective February 1, 1997. Reflects $2,602, $2,400 and $3,934 contributed or matched by Southern States or its subsidiaries for fiscal years 2000, 1999 and 1998, respectively, under the Southern States thrift plan. The remaining amount shown for each fiscal year was paid by Southern States for life insurance premiums under a split dollar life insurance agreement. Southern States will recover the cost of premium payments from the cash value of the policies.

     (2) Reflects $2,541, $2,867 and $2,465 contributed or matched by Southern States or its subsidiaries for fiscal years 2000, 1999 and 1998, respectively, under the Southern States thrift plan. The remaining amount shown for each fiscal year was paid by Southern States for life insurance premiums under a split dollar life insurance agreement. Southern States will recover the cost of premium payments from the cash value of the policies.

     (3) Reflects $2,579, $2,644 and $2,369 contributed or matched by Southern States or its subsidiaries for fiscal years 2000, 1999 and 1998, respectively, under the Southern States thrift plan. The remaining amount shown for each fiscal year was paid by Southern States for life insurance premiums under a split dollar life insurance agreement. Southern States will recover the cost of premium payments from the cash value of the policies.

     (4) Reflects $2,576, $2,520 and $2,481 contributed or matched by Southern States or its subsidiaries for fiscal years 2000, 1999 and 1998, respectively, under the Southern States thrift plan. The remaining amount shown for each fiscal year was paid by Southern States for life insurance premiums under a split dollar life insurance agreement. Southern States will recover the cost of premium payments from the cash value of the policies.

     (5) Reflects $2,317, $2,218 and $2,134 contributed or matched by Southern States or its subsidiaries for fiscal years 2000, 1999 and 1998, respectively, under the Southern States thrift plan. The remaining amount shown for each fiscal year was paid by Southern States for life insurance premiums under a split dollar life insurance agreement. Southern States will recover the cost of premium payments from the cash value of the policies.

Bonus and Deferred Compensation

     The Southern States executive incentive plan is an incentive compensation program as well as an elective deferred compensation plan. The executive incentive plan, formerly known as the Southern States deferred compensation plan, permits eligible employees to elect to defer salary as well as incentive compensation. Amendments to the executive incentive plan effective July 1, 2000 included changing the name of the plan as well as altering the structure of the bonus program. A summary of benefits under both the current and prior plan appears below.

     Earnings Fund Program. The earnings fund program was an incentive compensation program effective during fiscal years prior to July 1, 2000. Under the program, all regular employees other than the chief executive officer who were designated as eligible by the board were entitled to a proportionate share of an earnings fund for each fiscal year. The earnings fund share provided to each employee was dependent on the employee's position, fiscal year salary and Southern States' fiscal year performance. The earnings fund included amounts by which Southern States exceeded a threshold level of performance. Distributions under the program were made annually after the close of the fiscal year. For the fiscal year ending June 30, 2000, the chief financial officer and the two group vice presidents were entitled to the greater of their earnings fund share or any award granted under the CFO and group vice presidents incentive program described below. This program was eliminated effective July 1, 2000.

     CEO Incentive Program. The CEO incentive program, which was in effect prior to July 1, 2000, was a long term incentive program under which the chief executive officer was granted an award equal to 1.5% of the amount by which earnings before taxes exceeded 10% of total stockholders' and patrons' equity. Each award was placed in an incentive account that was established with an initial balance of $150,000. One-third of the incentive account balance was distributed at the end of each fiscal year. No distribution, however, was made for fiscal years in which Southern States incurred losses. The board retained the right to adjust earnings used for determining the award in the event of unusual gains or losses during the fiscal year. The board could not reduce the balance in the incentive account or defer a scheduled payment for which no deferral election had been filed. The account balance was subject to forfeiture upon the chief executive officer's early termination of employment. This program was eliminated effective July 1, 2000.

     CFO and Group Vice Presidents Incentive Program. For the fiscal year ending June 30, 1999, the chief financial officer (Mr. Hawkins) and the two group vice presidents (Messrs. Winstead and McClung) were eligible for incentive awards equal to .40% of the amount by which earnings before taxes exceeded a 4% return on total assets. No awards were made for that year. Awards made under this program were to be placed in an incentive account established on Southern States' books. One-half of the incentive account balance was to be distributed at the end of each fiscal year. The accumulated balance was to be paid at the end of the fiscal year following the executive's termination of employment for any reason. For the fiscal year ending June 30, 2000, these executives will be awarded the greater of the incentive award bonus described in this paragraph or their share of the awards made under the earnings fund plus executive bonus programs. This program was eliminated effective July 1, 2000.

     Executive Bonus. For fiscal years beginning on or after July 1, 2000, each executive officer designated by the board of directors is eligible for an executive bonus. The amount is determined by, and in the sole discretion of, the chief executive officer. Executive bonuses are awarded based on an assessment of the executive's performance during the preceding 12 months and are payable after the close of the fiscal year. For fiscal years beginning on or after July 1, 2000, the executive bonuses awarded to the chief financial officer, the two group vice presidents and Series 200 executives (who are vice presidents) may not exceed 15% of their base salary as of the fiscal year-end, and bonuses awarded to Series 100 executives (who are titled as directors of various Southern States divisions) may not exceed 10% of their base salary as of the fiscal year-end.

     Corporate Incentive Award. Corporate incentive awards are available for fiscal years beginning after June 30, 2000. Each employee designated by the board as eligible for the award will receive a percentage of earnings before tax
(EBT) in excess of 8% of stockholders' and patrons' (S&P) equity as follows:

     Chief Executive Officer       1.50% of EBT in excess of 8% of S&P equity
     Chief Financial Officer       0.35% of EBT in excess of 8% of S&P equity
     Group Vice Presidents         0.35% of EBT in excess of 8% of S&P equity
     Others in 200 Pay Series 0.25% of EBT in excess of 8% of S&P equity 100 Pay Series Employees 0.15% of EBT in excess of 8% of S&P equity

     For this purpose, "earnings before tax" means the amount appearing on the audited consolidated financial statements of Southern States as "Savings from continuing operations before income taxes and cumulative effect of change in accounting principles" adjusted to exclude the equity in undistributed earnings (losses) of associated companies for the fiscal year, net of deferred income taxes. "Stockholders' and patrons' equity" means the sum of stockholders' and patrons' equity determined based on audited consolidated financial statements of Southern States at the end of the prior fiscal year adjusted to exclude preferred stocks and accumulated equity in undistributed earnings (losses) of associated companies, net of deferred income taxes.

     Distribution and Deferral of Corporate Incentive Award and Executive Bonus and Phantom Unit Account. Participants who have not reached age 59 at the end of a fiscal year will have 25% of their corporate incentive award and/or executive bonus credited to an individual book reserve account (called the participant's phantom unit account). The amount credited to the phantom unit account will be stated as a number of units determined by dividing the amount of the deferred corporate incentive award and/or executive bonus by the value of one unit. Each unit shall have a value determined by dividing stockholders' and patrons' equity as of the beginning of the fiscal year by 12 million.

     Payment of the phantom unit account to the participant or his beneficiary will begin as soon as practical following the first July 1 or January 1 following the participant's cessation of employment for whatever reason. Participants may elect to receive payment in a lump sum or in substantially equal quarterly installments over a term of five years. Each unit in the participant's account will have a value determined by dividing stockholders' and patrons' equity as of the January 1 or July 1 nearest the participant's termination of employment by 12 million.

     The remaining 75% of the corporate incentive award and/or executive bonus for participants who are under age 59 as of the end of the fiscal year and 100% of such awards and/or bonuses for participants who are 59 or older as of the end of the fiscal year may be paid in cash to the participant as soon as reasonably practical following the determination of the awards and/or bonuses, or may be deferred under the deferred compensation provisions described below.

     Deferred Compensation. The amount to be deferred and the period of deferral is specified by an election made before the beginning of each fiscal year. Payments begin under the plan upon the executive's death, disability, or cessation of employment, or upon election not later than the executive's 65th birthday. The executive's deferred account balance is credited with earnings and losses based on deemed investments selected by the executive from the same funds available for actual investment under the Southern States thrift plan.

     Distributions are made in quarterly installments over 10 years. All vested amounts accrued under the plan have been funded in a trust which is secure against all contingencies except the insolvency of Southern States. Amounts deferred pursuant to the plan for the accounts of the named individuals during the fiscal years ended June 30, 1998, 1999, and 2000 are included under the salary and bonus columns in the cash compensation table.

Retirement Benefits

     The following table shows the estimated annual benefits payable in the form of a single life annuity upon retirement under Southern States' retirement program, consisting of the retirement plan for employees of Southern States and the Southern States supplemental retirement plan, to persons in specified years of service and average earnings classifications, before offset of Social Security benefits, assuming retirement at 65 or at or after 62 with 30 years of creditable service:


                 Estimated Annual Benefits For Years of Service Indicated
                 --------------------------------------------------------
  Highest 36
    Month
   Average
   Earnings      10            15            20            25      30 or more
   --------      --            --            --            --      ----------
  $ 50,000   $ 10,000      $ 15,000      $ 20,000      $ 25,000     $ 30,000
   100,000     20,000        30,000        40,000        50,000       60,000
   150,000     30,000        45,000        60,000        75,000       90,000
   200,000     40,000        60,000        80,000       100,000      120,000
   250,000     50,000        75,000       100,000       125,000      150,000
   300,000     60,000        90,000       120,000       150,000      180,000
   350,000     70,000       105,000       140,000       175,000      210,000
   400,000     80,000       120,000       160,000       200,000      240,000
   450,000     90,000       135,000       180,000       225,000      270,000
   500,000    100,000       150,000       200,000       250,000      300,000


     Compensation covered by the Plan includes compensation set forth in the columns entitled "Salary" and "Bonus" in the Summary Compensation Table reduced by the bonus amounts that are electively deferred by executives under the Southern States deferred compensation plan. The credited years of service as of June 30, 2000, under the retirement income plan for the five executive officers listed in the summary compensation table are as follows: Mr. Boutwell (3); Mr. Winstead (31); Mr. McClung (31); Mr. Hawkins (19); and Mr. Ancarrow (28).

Security Ownership of Beneficial Owners and Management

     Our stockholder equity consists of our membership common stock and our preferred stock. Only the shares of membership common stock have voting rights.

     Under our articles of incorporation and under applicable Virginia law, each of our members has only one vote in our business affairs, regardless of the number of shares of common stock owned. See "Southern States--Cooperative Structure--Members and Membership Stock."

     The table below shows, as of August 31, 2000, the number of shares of Southern States' membership common stock held by persons known by Southern States to own more than five percent of Southern States' issued and outstanding membership common stock, each of Southern States' directors, the executive officers named in the Annual Compensation table, and all of

Southern States' directors and named executive officers as a group. No member of the board of directors or of senior management owns any shares of preferred stock of Southern States.


                                                         Shares of Membership
Directors                                                 Common Stock Owned
---------                                                 ------------------

 Michael W. Beahm                                                  -- (1)
 Cecil D. Bell, Jr.                                                -- (1)
 Floyd K. Blessing                                                 -- (1)
 James E. Brady, Jr.                                             1.00
 Earl L. Campbell                                                2.00
 Jere L. Cannon                                                    -- (1)
 William F. Covington/Covington Dairy Farm Inc.                  1.00
 Herbert A. Daniel, Jr.                                          1.00
 H. Michael Davis                                                1.00
 John B. East                                                    1.00
 George E. Fisher                                                1.00
 R. Bruce Johnson                                                1.00
 James A. Kinsey                                               161.66
 J. Wayne McAtee/McAtee Farms                                    1.00
 Richard F. Price                                            4,934.06 (2)
 William G. Pridgeon/Pridgeon Farms                              1.00
 Curry A. Roberts                                                  --
 John Henry Smith                                                  -- (1)
 James A. Stonesifer                                             2.00
 William W. Vanderwende                                         35.92
 Raleigh O. Ward, Jr.                                            1.00
 Wilbur C. Ward                                                  1.00
 Charles A. Wilfong                                                -- (1)


                                                         Shares of Membership
Executive Officers                                        Common Stock Owned
------------------                                        ------------------

 Wayne A. Boutwell                                                 --
 K. Gene McClung                                                   --
 George W. Winstead                                                --
 Jonathan A. Hawkins                                               --
 N. Hopper Ancarrow, Jr.                                         1.00 (3)

 All directors and named executive
 officers as a group                                         5,147.64
--------------------------


     (1) Those directors who do not own shares of membership common stock in Southern States, other than Mr. Curry, own shares of a managed local cooperative which itself is a member of Southern States. Mr. Curry does not qualify as an "agricultural producer" and therefore is not qualified to own a share of our membership common stock.

     (2) The relatively large number of shares of membership common stock owned by Mr. Price is attributable to the fact that he has been a member of Southern States for many years, and in years prior to 1974 patrons received shares of membership common stock as the non-cash portion of patronage refunds paid by Southern States.

     (3) Mr. Ancarrow is the only member of senior management who qualifies as an "agricultural producer" and is consequently eligible to own a share of membership common stock.

     At June 30, 2000, none of our directors or executive officers listed in the above table, either individually or as a group, beneficially owned in excess of one percent of Southern States' membership common stock or any other class of Southern States' capital stock.

     At June 30, 2000, no person or entity beneficially owned more than five percent of any class of our capital stock.

     It is important for readers of the above table to understand that each member of Southern States, regardless of the number of shares of membership common stock owned, has only one vote on matters submitted to our members for a vote.

                        DESCRIPTION OF THE SENIOR NOTES

     The term "Senior Notes" describes the notes we are offering by this prospectus. We will issue the Senior Notes in multiple series under an Indenture between us and First Union National Bank, as trustee. The Indenture will be qualified under the Trust Indenture Act of 1939. We have summarized the material provisions of the Indenture below. The forms of the Senior Notes have been included as exhibits to the Indenture, which has been filed as Exhibit 4.1 to the registration statement of which this prospectus is a part. You should read the Indenture and the forms of the Senior Notes for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indenture so you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

     Under this prospectus, Southern States is offering the following Senior Notes, issuable in series, as follows:

                                                                  Minimum
                   Series                                   Initial Investment
-----------------------------------------------           ----------------------
  Six month, Series A (Standard Certificate)                    $  1,000
  Six month, Series B (Large Certificate)                         10,000
  Six month, Series C (Jumbo Certificate)                        100,000

  One year, Series D (Standard Certificate)                        1,000
  One year, Series E (Large Certificate)                          10,000

  Two year, Series F (Standard Certificate)                        1,000
  Two year, Series G (Large Certificate)                          10,000

  Five year, Series H (Standard Certificate)                       1,000
  Five year, Series I (Large Certificate)                         10,000

  Seven year, Series J (Standard Certificate)                      1,000
  Seven year, Series K (Large Certificate)                        10,000

Ranking

     The Senior Notes will be our direct, unsecured obligations and will rank equally with all other unsecured and unsubordinated debt of Southern States. As of June 30, 2000 Southern States had outstanding unsecured indebtedness of approximately $170.2 million that ranked equal to the Senior Notes. The Senior Notes will be effectively subordinated to all of our secured debt, which aggregated approximately $22.2 million at June 30, 2000. This secured debt included three tax-exempt bond financings, one capital lease obligation and a portion of the indebtedness held by CoBank. Each of these obligations was separately secured by specific properties.

     The Indenture does not limit the amount of Senior Notes that we may issue under it. We may issue Senior Notes from time to time under the Indenture in one or more series by entering into supplemental indentures, by a resolution of our board of directors or by action taken pursuant to a board resolution and set forth in an officers' certificate. (Section 3.01 of the Indenture.)

     The Indenture also does not limit the amount of other securities that may be issued by Southern States or other indebtedness that may be incurred by Southern States, either secured or unsecured, superior or subordinate to the Senior Notes, and does not protect the holders of Senior Notes if we engage in a highly leveraged transaction.

     None of Southern States' credit facilities or other borrowing agreements prohibit the issuance of additional senior debt as long as the additional debt is unsecured and does not cause a default of the financial covenants in Southern States' various loan agreements. The most restrictive debt limitation covenant in any of Southern States' loan agreements limited Southern States' aggregate senior indebtedness, whether secured or unsecured, to approximately $274.5 million at June 30, 2000, based on Southern States' capitalization at that date.

Maturities

     The maturity date for each Senior Note will be calculated from the date of original issuance. The date of original issuance will be set forth on the Senior Note certificate for each Senior Note purchased and will be the date on which the full purchase price is received by Southern States. For example, in the case of a five year Senior Note issued on April 1, 2001, the maturity date will be March 31, 2006. In the case of a seven year Senior Note issued on June 15, 2002, the maturity date will be June 14, 2009. In the case of all Senior Notes, the payment of the principal amount, together with any accrued but unpaid interest to the date of maturity, will be made at maturity. Payment will be made at maturity only upon presentation and surrender to the paying agent of a Senior Note that has matured. No interest will accrue on or after the date of maturity, regardless of the date of presentation and surrender of any Senior Note.

Denominations

     The Senior Notes will be sold in minimum denominations ranging from $1,000 to $100,000. The Series A, D, F, H and J Senior Notes (the "Standard Certificate Notes") will be sold in minimum denominations of $1,000 and increments of $100 above that amount. Holders of Standard Certificate Notes electing to reinvest interest, however, may hold Standard Certificate Notes in any principal amount over $1,000.

     The Series B, E, G, I and K Senior Notes (the "Large Certificate Notes") will be sold in minimum denominations of $10,000 and increments of $500 above that amount. Holders of Large Certificate Notes who elect to reinvest interest, however, may hold Large Certificate Notes in any principal amount over $10,000.

     The Series C Senior Notes (the "Jumbo Certificate Notes") will be sold in minimum denominations of $100,000 and increments of $1,000 above that amount. Holders of Jumbo Certificate Notes who elect to reinvest interest, however, may hold Jumbo Certificate Notes in any principal amount over $100,000. (Sections
3.01 and 3.02 of the Indenture.)

Interest Rates

     The rates of interest paid on the Senior Notes will be determined from time to time by the board of directors of Southern States or its delegate(s), after giving consideration to the current rates of interest paid on similar securities in the various money markets and Southern States' need for funds. Interest payments will be calculated based on a 365-day year.

     All Senior Notes of the same series issued during a particular calendar month will bear the same interest rate. A new interest rate for each series of Senior Notes will be established each month as of the first business day of the month. Any change in the interest rates to be paid on the Senior Notes will not affect the interest rate on any Senior Note already issued. The interest rates established for each series of Senior Notes are set forth in the table on page 2 of the Summary.

     Whenever the interest rates are changed, we will supplement this prospectus to specify the interest rates in effect for Senior Notes issued after the date of the change. We will also set forth the applicable interest rate for each Senior Note in the confirmation of purchase you receive in connection with the purchase of a Senior Note purchased by you. In addition, each Senior Note will state on its face the rate of interest that particular Senior Note will bear.


Interest Payments

     Interest will be payable on the Senior Notes as follows:

     . in the case of six month Senior Notes, interest will be payable only at maturity; and

     . in the case of all other Senior Notes, interest will be paid quarterly on January 1, April 1, July 1 and October 1, to holders of record on the 15th day of the preceding month (or, if originally issued between the record date and the payment date, to the holder on the date of original issuance except that in the case of original issuances made on or after the 15th day of March, June, September and December and prior to the 1st day of the next succeeding month, interest from the date of original issuance through the end of the month in which such purchase was made will be paid at the time of and together with the next full quarterly interest payment.)

As the holder of a Senior Note, you will have the option of receiving interest (and principal) payments by check or by electronic fund transfer to an account designated by you. (Sections 3.07 and 6.01 of the Indenture.)

Interest Reinvestment Option

     At the time of application for purchase of a Senior Note (other than a six month Senior Note), or at any time thereafter, the holder, by written notice to Southern States, may elect to have all interest payable on the Senior Notes reinvested automatically. In the event a holder elects the interest reinvestment option, the interest due on each quarterly interest payment date will, until the date of maturity or until the holder's earlier revocation of the interest reinvestment option election, be added to the principal amount of the Senior Note and will earn interest thereafter on the same basis and at the same rate as the original principal amount. As a holder, you may revoke the election as to future interest payments at any time by written notice to Southern States. Notice will be effective on the date it is received by Southern States. Interest reinvested will be subject to federal income tax as if the interest had been received by the holder at the time reinvested. Any election of the interest reinvestment option will automatically terminate upon any event of default. If Southern States thereafter cures the default, the holder of a Senior Note will again have the right to elect the interest reinvestment option, by providing written notice to Southern States of the election. (Section 3.07 of the Indenture.)

Redemption at the Option of Holders

     Southern States will redeem Senior Notes prior to maturity at the request of the holder subject, except in limited circumstances, to the imposition of an interest payment penalty. We will not apply an interest penalty to redemptions:

     . in the case of death of a holder of Senior Notes, upon written request and delivery of satisfactory proof of death and other documentation and in accordance with applicable laws; or

     . in the case of Senior Notes held in an individual retirement account established under section 408 of the Internal Revenue Code (an "IRA"), upon written request, to the extent necessary to satisfy mandatory withdrawals from the IRA which are required by the Internal Revenue Code. (In general, the Internal Revenue Code requires mandatory withdrawals from an IRA to commence on April 1 following the calendar year in which the beneficiary reaches the age of 70 1/2 years).

     In either one of these events, redemption will be in an amount equal to the full principal amount of the Senior Note being redeemed, plus interest accrued and unpaid to the date of redemption. (Sections 3.01 and 5.01 of the Indenture.)

     Interest Penalties for Early Redemption. Southern States will impose an interest penalty for redemptions made at the request of a holder prior to maturity for reasons other than death or mandatory IRA withdrawals. In the case of six month and one year Senior Notes, the penalty will be equal to three months' interest. In the case of Senior Notes with a maturity date of more than one year, the penalty will be equal to six months' interest. In all cases, the interest penalty will be computed at the nominal (simple interest) rate shown on the Senior Note being redeemed. This penalty will be deducted from your proceeds upon redemption regardless of the length of time the Senior Note has been outstanding. The penalty could exceed the amount of interest paid or accrued on the Senior Note to the redemption date, thus resulting in a redemption price that is less than the principal amount of the Senior Note. (Section 5.01 of the Indenture.)

     Redemption prior to maturity will be made at the face value of the Senior Notes plus accrued interest, less any applicable interest penalty for early redemption. The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates and assuming that the Senior Note is being redeemed for a reason other than death or mandatory IRA withdrawals. The total redemption price in each example will vary with different interest rates and principal amounts.

     . For a one year Senior Note in the principal amount of $1,000 bearing interest at 6.5%, purchased on December 1, 2001, and redeemed at the request of the holder on January 15, 2002, the redemption price would equal:


                   $1,000.00      (Principal amount)
               plus     8.02      (45 days' accrued interest at 6.5% per annum)
                   ---------
                    1,008.02
               less    16.25      (3 months' simple interest at 6.5% per annum)
                   ---------
                   $  991.77      (Total Redemption Price)


     . For a five year Senior Note in the principal amount of $5,000 bearing interest at 7.0%, purchased on October 1, 2001, and redeemed at the request of the holder on June 15, 2002, the redemption price would equal:


                   $5,000.00      (Principal amount)
               plus    71.92      (75 days' accrued interest at 7.0% per annum,
                   ---------
                                  since the last payment date)
                    5,062.92
               less   175.00      (6 months' simple interest at 7.0% per annum)
                   ---------
                   $4,896.92      (Total Redemption Price)

Redemption at the Option of Southern States

     At any time after two years from the date of original issuance but prior to maturity, at the option of Southern States, Southern States may redeem all, or a portion, of the five year and seven year Senior Notes. This redemption may be made on not less than fifteen days' written notice to the holder, at the face value of the Senior Note plus accrued interest to the date of redemption only. The Indenture permits Southern States to select at its discretion which Senior Notes to redeem. (Section 4.01 of the Indenture.)

Payment and Paying Agent

     Southern States will serve as its own paying agent for the Senior Notes. In our capacity as paying agent, we will operate through the Southern States' headquarters in Richmond, Virginia. We may, however, change or add paying agents or approve a change of the office through which a paying agent acts. (Section
6.04 of the Indenture.)

     The paying agent will pay the principal of any Senior Notes at maturity (or upon any redemption or repayment) and upon the receipt of certificates for Senior Notes that are surrendered to it. The paying agent will pay principal and interest on the Senior Notes, subject to the return of the certificate evidencing the Senior Note, at its office or, at the option of the holder of the Senior Note:

     . by electronic fund transfer to an account at a banking institution in the United States that is designated in writing to the paying agent; or

     . by check mailed to the address of the person entitled to the payment, as that address appears in the security register for those Senior Notes. (Sections 3.07 and 6.01 of the Indenture.)

     Any money that we have paid to a paying agent, or have held in trust, for principal or interest on the Senior Notes that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to Southern States, holders of the Senior Notes should look only to us for those payments. (Section 6.06 of the Indenture.)

Transferability

     The Senior Notes are transferable on the books of Southern States when properly endorsed but are not negotiable.

     Each of the Senior Notes is transferable, in whole but not in part, upon the delivery to the transfer agent of a written instrument of transfer duly executed by the holder of the Senior Note(s) to be transferred or by his duly authorized attorney or legal representative. Southern States will serve as its own transfer agent for the Senior Notes. (Section 3.05 of the Indenture.)

Modification of the Indenture

     The Indenture contains provisions permitting Southern States and the trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Senior Notes only:

     . to reflect the succession of another corporation to Southern States and the assumption by the successor of the covenants and obligations of Southern States, including the Senior Notes issued and any related interest;

     . to add to the covenants of Southern States for the benefit of the holders of all or any series of Senior Notes issued under the Indenture or to surrender any right or power conferred upon Southern States under the Indenture;

     . to add any additional events of default with respect to all or any series of Senior Notes issued under the Indenture;

     . to change or eliminate any of the provisions of the Indenture relating to one or more series of Senior Notes issued under the Indenture; however, no change or elimination shall become effective until there are no longer any Senior Notes outstanding of any series that is entitled to the benefit of such provision before the execution of such supplemental indenture;

     . to create a new series of Senior Notes under the Indenture and establish the form or terms of new series of Senior Notes;

     . to reflect the appointment of, and provide for the acceptance of appointment by, a successor trustee with respect to the issued Senior Notes and to add to or change any of the provisions of the Indenture as necessary to allow for the administration of the trust by more than one trustee;

     . to cure any ambiguity or correct or supplement any provision in the Indenture that may be inconsistent with any other provision in the Indenture or to add new provisions with respect to matters or questions arising under the Indenture as long as the new provisions are not inconsistent with the existing provisions of the Indenture and do not adversely affect in any material respect the interests of the holders of any series of Senior Notes issued under the Indenture;

     . to modify, eliminate or add to the provisions of the Indenture to the extent required to qualify the Indenture under the Trust Indenture Act or under any similar federal statute subsequently enacted; or

     . to provide for the issuance of uncertificated Senior Notes and to permit registration, transfer and exchange of Senior Notes by book-entry. (Section 12.01 of the Indenture.)

     We may also enter into one of more supplemental indentures with the trustee to modify our rights and obligations and the rights of the holders as long as we have the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes of each series affected by the modification. Except with respect to the postponement of overdue interest payments discussed below, however,

     .  no modification of the principal or interest payment terms;

     . no modification reducing the percentage in aggregate principal amount of Senior Notes of any series required for consent to a modification under the Indenture on behalf of all holders of that series; and

     . no modification changing our obligation to maintain an office for the transfer, exchange, redemption and payment of Senior Notes and delivery of notices and demands to or on Southern States with respect to the Senior Notes is effective against any holder without that holder's consent. (Section 12.02 of the Indenture.)

Defaults and Notice of Default; Waiver

     An "event of default" with respect to the Senior Notes means any of the following:

     .  our failure to pay the principal of the Senior Notes when due;

     . our failure to pay any interest on the Senior Notes within 60 days of becoming due;

     . the adjudication of Southern States as bankrupt by a court of competent jurisdiction, unless the judgment is vacated within 90 days;

     . the entry of an order approving a petition seeking reorganization of Southern States under federal or state bankruptcy laws, unless the order is vacated within 90 days;

     . the appointment of a trustee or receiver of all or substantially all of our property, unless the appointment is vacated within 90 days or we consent to the appointment;

     . our filing of a voluntary petition in bankruptcy, of a petition or answer seeking reorganization under federal or state bankruptcy laws, or of a petition to take advantage of any insolvency act;

     .  our making of an assignment for the benefit of creditors; or

     . our failure to perform any other covenant or agreement contained in the Indenture for a period of 90 days after the trustee or the holders of at least a majority in aggregate principal amount of the Senior Notes of a particular series have made a written demand on us to perform. (Section
        8.01 of the Indenture.)

     The occurrence of an event of default for a particular series of Senior Notes does not necessarily constitute an event of default for any other series of Senior Notes issued under the Indenture. (Sections 8.02 and 8.03 of the Indenture.)

     The Indenture provides that the trustee shall within 90 days after the occurrence of an event of default, not including periods of grace, give the holders of the affected series of Senior Notes notice of the default, unless the default has been cured. The trustee may, however, withhold notice to the holders of Senior Notes of any default (except a default in the payment of principal or interest) if the trustee considers the withholding of notice to be in the interests of the holders. (Section 8.02 of the Indenture.)

     The holders of a majority in aggregate principal amount of the outstanding Senior Notes of any series under the Indenture with respect to which a default has occurred and is continuing may waive a default for that series, except a default in the payment of principal or interest on the Senior Notes or a default with respect to a covenant or provision that cannot be amended or modified without the consent of the holder of each outstanding Senior Note of the series affected. (Sections 8.03 and 8.05 of the Indenture.)

     If an event of default for any series of Senior Notes occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the Senior Notes of that series may declare the entire principal of the Senior Notes of that series and all interest accrued thereon due and payable immediately upon written notice to Southern States and the trustee if given by the holders. However, in the case of the occurrence of one of the specific events of default relating to the bankruptcy, insolvency or reorganization of Southern States, all Senior Notes will become due and payable without further action or notice. (Section 8.03 of the Indenture.)

     Southern States is bound by various loan agreements that govern its outstanding indebtedness. Under those loan agreements, if, as a result of any event of default under the Indenture, Southern States' obligation to pay principal of or interest on the Senior Notes of any series is accelerated, the indebtedness payable by Southern States under the loan agreements could be accelerated as well.

     The Indenture provides that the trustee may sue Southern States in the case of our failure to pay the principal of any Senior Note when due and payable, or in the case of our failure to pay the interest on any Senior Note within 60 days after such interest is due. The Indenture further provides that the right of any holder to receive payment of the principal of and interest on any Senior Note, or to institute a suit for the enforcement of any payment, may not be impaired without the consent of that holder, unless, with regard to overdue interest payments, holders of 75% in aggregate principal amount of the outstanding Senior Notes of the affected series consent, on behalf of the holders of all the Senior Notes of the affected series, to the postponement of the overdue interest payments for up to three years from the interest due date. The Indenture also provides that the holders of at least a majority in aggregate principal amount of the outstanding Senior Notes of each series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or to consent, on behalf of the holders of all Senior Notes of such series, to the waiver of any past default and its consequences, except for a default in the payment of principal or interest. (Sections 8.04, 8.05 and 8.06 of the Indenture.)

     The trustee will perform only those duties that are specifically set forth in the Indenture unless an event of default occurs and continues. The trustee is under no obligation to exercise any of its powers under the Indenture at the request of any holder of a Senior Note unless that holder offers reasonable indemnity to the trustee against the costs, expenses and liabilities which it might incur as a result. (Sections 8.06 and 9.04 of the Indenture.)

     The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal of and interest on any Senior Note on its maturity date or redemption date and, except with respect to the postponement of overdue interest payments discussed above, to institute suit to enforce those payments. (Section 8.05 of the Indenture.)

     The Indenture provides that interest payments which are not paid when due, and interest on such defaulted interest payable at the same rate as the interest payable on the Notes which has not been paid when due, will cease to be payable to the holder of record on the record date for such defaulted interest payment. Southern States may elect to pay any defaulted interest, together with interest on the defaulted interest to the extent lawful, to holders of record on a special record date fixed by the trustee. Notice of any such special record date will be mailed to each then holder of record not less than 10 days prior to such special record date. Alternatively, Southern States may make payment of any defaulted interest in any other lawful manner if Southern States gives written notice of its proposed payment to the trustee, and the trustee deems the manner of that payment to be practicable. (Section 3.07 of the Indenture.)

Action by Holders

     Whenever the Indenture requires an action (such as making a demand or request or giving a consent) to be taken by holders of a specific percentage in aggregate principal amount of the Senior Notes, holders can demonstrate that the requisite percentage joined in the action through:

     . a writing or writings executed by the holders in person or by duly appointed proxies;

     . the record of holders voting in favor of the action at a properly called meeting of holders; or

     . a combination of such writing or writings and the record of votes in favor at a properly called holders' meeting. (Section 10.01 of the Indenture.)

At any time before, but not after, the demonstration to the trustee or Southern States of such action, the holder of any Senior Note shown to have joined in the action may revoke such action with respect to the Senior Note by submitting written notice to the same party. (Section 10.05 of the Indenture.)

     Under the Indenture, the trustee may call a holders' meeting at any time to take any action authorized by the Indenture. These actions by the holders include:

     .  giving notice to Southern States;

     .  giving notice or directions to the trustee;

     .  consenting to the waiver of an event of default;

     .  removing the trustee or appointing a successor trustee; or

     . consenting to the execution of a supplemental indenture. (Sections 11.01 and 11.02 of the Indenture.)

If requested by Southern States or by holders of at least 10% in aggregate principal amount of the Senior Notes of any series, the trustee must call a holders' meeting. The trustee will determine the time and location of the meeting. Under the Indenture, the trustee must mail written notice of the time, location and general purpose of the meeting to all holders of the series of Senior Notes affected at least 20 days, but no more than 120 days, in advance of the meeting. (Sections 11.02 and 11.03 of the Indenture.)

     At any meeting of holders, the chairman and secretary of the meeting shall be elected by vote of the holders of a majority in principal amount of the Senior Notes represented at the meeting and entitled to vote. Votes at a holders' meeting may be cast either by a holder of one or more Senior Notes entitled to vote at the meeting or by such holder's duly appointed proxy. Votes shall be by written ballot, signed by the holder or representative. Each holder or proxy is entitled to one vote for each $1,000 or portion thereof in principal amount of Senior Notes held or represented by him. Two inspectors of votes, appointed by the chairman, shall count all votes cast at a holders' meeting and shall file with the secretary of the meeting their reports of all votes cast at the meeting. The secretary shall prepare and deliver to Southern States and the trustee a record of the meeting, signed and verified by the chairman and secretary, with the trustee's record also to contain the reports of the inspectors of votes. The signed and verified record of the meeting shall be conclusive evidence of the matters stated in the record. (Sections 11.04, 11.05 and 11.06 of the Indenture.)

Authentication and Delivery

     The Senior Notes may be authenticated and delivered, upon the written order of Southern States, by the trustee or an authenticating agent appointed by the trustee without any further corporate action. (Sections 3.01 and 3.03 of the Indenture.)

Satisfaction and Discharge

     Southern States may discharge its obligations under the Indenture (except those described below) with respect to any one or more series of Senior Notes, in whole but not in part, to holders of the Senior Notes whose notes have not already been delivered for cancellation and either have become due and payable or are by their terms due and payable within one year or may be called for redemption within one year. We may discharge our obligations by depositing with the trustee an amount certified to be sufficient to pay when due the principal of and interest on all outstanding Senior Notes of the series. However, some of our obligations under the Indenture with respect to the series will survive, including our obligations with respect to the following:

     . remaining rights of holders to register the transfer, conversion, substitution or exchange of Senior Notes of the applicable series;

     . rights of holders to receive payments of principal of, and any interest on, the Senior Notes of the applicable series, and other rights, duties and obligations of the holders of Senior Notes with respect to any amounts deposited with the trustee;

     . in the case of Senior Notes evidenced by physical certificates, rights of holders regarding replacement of lost, stolen or mutilated Senior Notes; and

     . the rights, obligations and immunities of the trustee under the Indenture. (Section 14.01 of Indenture.)

Any satisfaction and discharge of the Indenture by Southern States with respect to one series will have no effect on any other series of Senior Notes for which Southern States has not satisfied and discharged its obligations under the Indenture.

Covenants

     Under the Indenture we agree to:

     .  pay the principal of and interest on each Senior Note when due;

     . maintain an office where the Senior Notes may be presented for transfer, exchange, redemption and payment and delivery of notices and demands to or on Southern States with respect to the Senior Notes or the Indenture may be served, and to notify the trustee of the location of such office;

     . appoint a successor trustee meeting the requirements described in the Indenture whenever necessary to avoid or fill a vacancy in the office of trustee under the Indenture;

     . deposit sufficient funds with any third-party paying agent, or if acting as our own paying agent with respect to the Senior Notes, set aside and hold in trust for the benefit of the holders sufficient funds, on or before each due date of the principal of or interest on any Senior Notes;

     . to notify the trustee in writing of the interest rates payable on the Senior Notes when the rates are established; and

     . deliver an officers' certificate to the trustee under the Indenture at the end of each fiscal year confirming our compliance with our obligations under the Indenture. (Sections 6.01, 6.02, 6.03, 6.04, 6.05 and 7.05 of the Indenture.)

Consolidation, Merger or Sale

     The Indenture provides that Southern States may consolidate or merge with or into, or sell all or substantially all of its properties and assets to, another corporation or other entity, provided that any successor assumes Southern States' obligations under the Indenture and the Senior Notes issued under the Indenture. We must also deliver an opinion of counsel to the trustee affirming our compliance with all conditions in the Indenture relating to the transaction. When the conditions of the Indenture are satisfied, the successor will succeed to and be substituted for Southern States under the Indenture, and we will be relieved of our obligations under the Indenture and the Senior Notes issued under them. (Sections 13.01, 13.02 and 13.03 of the Indenture.)

Statements as to Compliance

     The Indenture requires Southern States to file with the trustee annually an officers' certificate affirming the absence of defaults under the terms of the Indenture. (Section 7.05 of the Indenture.)

Information Concerning the Trustee

     First Union National Bank is the trustee under the Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with First Union National Bank. The trustee also serves as trustee under another indenture pursuant to which securities of ours and of certain of our affiliates are outstanding.

                             PLAN OF DISTRIBUTION

     The offering of Senior Notes made by this prospectus is not underwritten. Sales of the Senior Notes offered hereby will be solicited through direct mailings and through personal contact by designated employees of Southern States as described below. No commission will be paid to any employee of Southern States in connection with the sale of the Senior Notes. The individual employees of Southern States who participate in the sale of the Senior Notes may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act. If any of these employees is determined by a court of competent jurisdiction to be an "underwriter," he or she may be deemed to be liable to purchasers of the Senior Notes to the extent provided for under the Securities Act.

     The Senior Notes will be offered for sale only in those states of the United States where it is legal to make such offers. Southern States has registered or qualified the sale of the Senior Notes in all states where it is offering the Senior Notes and registration or qualification is required. Southern States has also registered as a broker-dealer or issuer-dealer under the state laws of all states where it is offering the Senior Notes and its registration as a broker-dealer or issuer-dealer is required. The employees of Southern States who are participating in the sale of the Senior Notes have registered as agents under the state laws of all states where their registration as agents is required. Southern States will not issue any Senior Notes to persons residing in those states where Southern States and its designated employees have not complied with these state law requirements.

     The Senior Notes offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any Senior Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdictions. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Senior Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     The individual employees of Southern States who will be responsible for the offer and sale of the Senior Notes are the Manager of Structured Finance and the Assistant Manager of Structured Finance, each of whom is an officer and employee of Southern States. Each of these employees is relying on Rule 3a4-1 of the Exchange Act as a "safe harbor" from registration as a broker in connection with the offer and sale of the Senior Notes. In order to rely on the "safe harbor" provisions of Rule 3a4-1, each of these employees must meet the following requirements:

     (1)  not be subject to any statutory disqualification;

     (2) not be compensated in connection with his or her participation in the offer and sale of the Senior Notes by the payment of commissions or other remuneration based either directly or indirectly on sales of the Senior Notes;

     (3)  not be an associated person of a broker or dealer; and

     (4) satisfy any one of the following:

         . restrict his or her participation to only certain types of transactions involving offers and sales of the Senior Notes;

         . perform substantial duties for the issuer, after the close of the offering, not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling and offering securities for any issuer more than once every 12 months; or

         . restrict his or her participation to preparing or delivering written communications or responding to inquiries of potential purchasers, or performing ministerial or clerical work in connection with effecting any securities transactions.

     Neither the Manager of Structured Finance nor the Assistant Manager of Structured Finance is a registered broker/dealer or an associated person of a broker/dealer as those terms are defined under the Exchange Act, and each otherwise complies with the "safe harbor" provisions of Rule 3a4-1.


     This prospectus contains the current interest rate information for each of the series of Senior Notes offered by this prospectus. When the interest rates for new notes are reset as of the first business day of each month, we will supplement this prospectus to specify the interest rates then in effect for new notes. An interested person may obtain the current interest rates for newly issued Senior Notes by calling the Department of Structured Finance at Southern States (toll free: 1-877-591-3367) or visiting a Southern States retail location. In addition, each purchaser of a Senior Note will receive from Southern States a complete prospectus, as supplemented, containing the interest rates in effect on the date of purchase, along with his confirmation of purchase. The confirmation will specify the specific series, denomination and maturity of the Senior Note purchased. Each Senior Note certificate will also state the date of original issuance and the applicable rate of interest for the Senior Note represented thereby.

              ABSENCE OF PUBLIC MARKET, REDEMPTION AND MARKET RISK

     There is no present market for the Senior Notes and there is no intent on the part of Southern States to create or encourage a trading mechanism for the securities. Southern States does not intend to apply for listing of the Senior Notes on any securities exchange. Any secondary market for, and the market value of, the Senior Notes will be affected by a number of factors independent of the creditworthiness of Southern States, including the level and direction of interest rates, the remaining period to maturity of the securities, the right of Southern States to redeem the securities, the aggregate principal amount of the Senior Notes and the availability of comparable investments. In addition, the market value of the Senior Notes may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally, and Southern States specifically. See the "Risk Factors" section of this prospectus beginning on page 6.

                                 LEGAL MATTERS

   Mays & Valentine, L.L.P., Richmond Virginia, will issue an opinion for Southern States concerning the legality of the securities.

                                    EXPERTS

   The consolidated financial statements as of June 30, 2000 and 1999 and for each of the three years in the period ended June 30, 2000, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere in this prospectus, given on the authority of said firm as experts in auditing and accounting.


   The statements of operations and cash flows of the Gold Kist Inputs Business for the year ended June 27, 1998 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   Southern States has filed a registration statement on Form S-1 under the Securities Act of 1933, of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Reference is made to the registration statement for further information with respect to Southern States and the Senior Notes offered by this prospectus. While statements contained in this prospectus concerning the provisions of documents are necessarily summaries, Southern States believes that all material terms of those documents have been provided in the prospectus.

   Following the offering of the Senior Notes, Southern States will file annual, quarterly and other periodic reports with the Commission as required by the Securities Exchange Act of 1934. Although Southern States will not be required to provide holders of the Senior Notes with an annual report to shareholders containing audited financial statements, the annual reports on Form 10-K filed with the Commission will contain audited consolidated financial statements of Southern States. These reports and other materials filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Southern States' filings will also be available to the public at the Commission's Internet site (http://www.sec.gov).
                                          -------------------

   DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

   This prospectus contains forward-looking statements, including statements regarding Southern States' expected financial position, business and financing plans. These forward-looking statements reflect Southern States views with respect to future events and financial performance. The words "believe," "expect," "plans" and "anticipate" and similar expressions as used with respect to the operations of the Gold Kist Inputs Business following our acquisition of that business, and otherwise, identify forward-looking statements. Although Southern States believes that the expectations reflected in such forward-looking statements are reasonable, Southern States can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including the risks and uncertainties described under "Risk Factors." All subsequent written and oral forward-looking statements attributable to Southern States or persons acting on Southern States behalf are expressly qualified in their entirety by these cautionary statements. Southern States cautions you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                             _____________________

Trademarks and service marks are italicized where they appear in this prospectus. Roundup(R) is a registered trademark of the Monsanto Company.

                         INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements
                                                                 Page
Southern States Cooperative, Inc. and Subsidiaries
Report of Independent Accountants..............................  F-2
Consolidated Balance Sheet at June 30, 2000 and 1999...........  F-3
Consolidated Statement of Operations for the Years Ended
  June 30, 2000, 1999, and 1998................................  F-5
Consolidated Statement of Patrons' Equity for the Years Ended
  June 30, 2000, 1999, and 1998................................  F-6
Consolidated Statement of Cash Flows for the Years Ended
 June 30, 2000, 1999, and 1998.................................  F-7
Notes to Consolidated Financial Statements.....................  F-8

Inputs Business of Gold Kist Inc.
Independent Auditors' Report...................................  F-34
Statement of Operations for the Year Ended June 27, 1998.......  F-35
Statement of Cash Flows for the Year Ended June 27, 1998.......  F-36
Notes to Financial Statements..................................  F-37

Unaudited Interim Financial Statements

Inputs Business of Gold Kist Inc.
Statements of Operations for the Three Months Ended
   September 26, 1998 and September 27, 1997...................  F-41
Statements of Cash Flows for the Three Months Ended
   September 26, 1998 and September 27, 1997...................  F-42
Notes to Financial Statements..................................  F-43

                       Report of Independent Accountants



To the Board of Directors of
Southern States Cooperative, Incorporated:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, patrons' equity and cash flows present fairly, in all material respects, the financial position of Southern States Cooperative, Incorporated and Subsidiaries (the "Company") at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 21 to the financial statements, the Company changed its method of accounting for its investment in an affiliated insurance exchange.

                                        /s/ PricewaterhouseCoopers LLP

September 15, 2000
Richmond, Virginia

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEET, June 30, 2000 and 1999

                              ___________________

               ASSETS                                                           2000                      1999
                                                                                ----                      ----
Current assets:
 Cash and cash equivalents (Note 1k)                                      $   10,402,453          $   18,742,408
 Receivables, net (Notes 3 and 5)                                            117,708,044             117,375,357
 Inventories (Notes 1c and 4)                                                210,729,344             213,141,319
 Prepaid expenses                                                              8,436,701               7,241,450
 Deferred income taxes (Notes 1h and 12)                                       6,431,810               6,689,496
 Deferred charges                                                              2,327,370                 840,022



                                                                          --------------          --------------


         Total current assets                                                356,035,722             364,030,052
                                                                          --------------          --------------




Investments and other assets:
 Investments:
         Statesman Financial Corporation (Notes 1a and 5)                     23,699,734              23,651,051
         Michigan Livestock Credit Corporation (Notes 1a and 5)               12,751,318              12,718,722
         Other companies (principally cooperatives) (Notes 1f and 6)          83,363,476              78,416,407
 Receivables (Notes 3 and 5)                                                   1,422,567               1,544,553
 Other assets                                                                 10,362,901              12,269,263
                                                                          --------------          --------------

         Total investments and other assets                                  131,599,996             128,599,996
                                                                          --------------          --------------

Property, plant and equipment (Notes 1d and 7)                               394,545,596             378,196,657
  Less accumulated depreciation                                              204,697,760             189,079,016
                                                                          --------------          --------------

         Property, plant and equipment, net                                  189,847,836             189,117,641



                                                                          --------------          --------------


                                                                          $  677,483,554          $  681,747,689
                                                                          ==============          ==============

         See accompanying notes to consolidated financial statements.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEET, June 30, 2000 and 1999

                               _________________

               LIABILITIES AND STOCKHOLDERS' AND
                      PATRONS' EQUITY                                          2000                    1999
                                                                            ------------            ------------
Current liabilities:
 Short-term notes payable (Note 8)                                    $        1,000,000      $        5,600,000
 Current maturities of long-term debt (Note 9)                                 3,811,298               3,836,938
 Accounts payable                                                            115,589,789             138,486,921
 Accrued expenses:
   Environmental remediation (Note 1g and 13b)                                   930,715                 972,477
   Payrolls, employee benefits, related taxes and other                       49,353,260              39,801,159
 Accrued income taxes                                                          2,503,451               2,050,129
 Dividends payable                                                               852,326                 380,106
 Advances from managed member cooperatives (Note 2)                           21,588,136              19,395,311
                                                                      ------------------      ------------------

        Total current liabilities                                            195,628,975             210,523,041
                                                                      ------------------      ------------------

Long-term debt:
 Bridge loan facility (Note 9)                                                                       100,000,000
 Long-term debt (Note 9)                                                     187,575,364             176,562,296
                                                                      ------------------      ------------------

        Total long-term debt                                                 187,575,364             276,562,296
                                                                      ------------------      ------------------

Other noncurrent liabilities:
 Employee benefits                                                             7,492,892               7,070,509
 Deferred income taxes (Notes 1h and 12)                                       3,536,573               2,969,365
 Environmental remediation (Note 1g and 13b)                                   2,629,448               2,218,664
 Miscellaneous                                                                 5,290,919               4,538,213
                                                                      ------------------      ------------------

         Total other noncurrent liabilities                                   18,949,832              16,796,751
                                                                      ------------------      ------------------

Capital Securities, Series A (Note 10)                                        59,322,440

Redeemable preferred stock (Note 10)                                           2,104,900               2,114,100

Stockholders' and patrons' equity:
 Stockholders' equity:
  Capital stock (Note 10):
    Preferred                                                                 41,442,900               1,485,000
    Common                                                                    11,827,743              12,147,082
                                                                      ------------------      ------------------

         Total stockholders' equity                                           53,270,643              13,632,082

 Patrons' equity                                                             160,631,400             162,119,419
                                                                      ------------------      ------------------

         Total stockholders' and patrons' equity                             213,902,043             175,751,501
                                                                      ------------------      ------------------

                                                                      $      677,483,554      $      681,747,689
                                                                      ==================      ==================

         See accompanying notes to consolidated financial statements.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF OPERATIONS

               for the years ended June 30, 2000, 1999 and 1998

                              __________________


                                                                                    2000               1999               1998
                                                                                   -----               ----               ----
Sales and other operating revenue:
 Net purchases by patrons (Note 2)                                            $1,470,414,359     $1,286,224,242     $1,026,630,260
 Net marketing for patrons                                                        73,365,133         76,540,489         92,862,915
 Other operating revenue                                                           3,300,765          3,594,761          3,793,343
                                                                            ----------------     --------------     --------------

                                                                               1,547,080,257      1,366,359,492      1,123,286,518

Cost of products purchased and marketed and other operating costs
 (Notes 1c, 6 and 13b)                                                         1,256,308,678      1,114,782,525        931,435,923
                                                                            ----------------     --------------     --------------

   Gross margin                                                                  290,771,579        251,576,967        191,850,595

Selling, general and administrative expenses                                     273,142,962        247,634,813        175,783,844
                                                                            ----------------     --------------     --------------

   Savings on operations                                                          17,628,617          3,942,154         16,066,751
                                                                            ----------------     --------------     --------------

Other deductions (income):
 Interest expense (Notes 5, 8, and 9)                                             27,862,517         28,413,129         16,859,373
 Interest income and service charges (Note 2)                                    (11,747,786)       (11,209,244)        (7,800,390)
 Miscellaneous income, net                                                        (7,817,887)       (11,812,081)        (6,562,688)
                                                                            ----------------     --------------     --------------

                                                                                   8,296,844          5,391,804          2,496,295
                                                                            ----------------     --------------     --------------

   Savings (loss) before distribution on Capital Securities,
    Series A, income tax expense (benefit), undistributed
    savings (loss) in Statesman Financial Corporation and
    cumulative effect of change in accounting method                               9,331,773         (1,449,650)        13,570,456

Distributions on Capital Securities, Series A                                     (3,600,000)
                                                                            ----------------     --------------     --------------

   Savings (loss) before income tax expense (benefit),
    undistributed savings (loss) in Statesman Financial
    Corporation and cumulative effect of change in                                 5,731,773         (1,449,650)        13,570,456
    accounting method

Income tax expense (benefit)                                                       2,422,632           (596,570)         2,960,539
                                                                            ----------------     --------------     --------------

   Savings (loss) before undistributed savings (loss) in
    Statesman Financial Corporation and cumulative effect
    of change in accounting method                                                 3,309,141           (853,080)        10,609,917

Undistributed savings (loss) of Statesman Financial Corporation,
  net of income taxes                                                                 73,562         (1,221,685)            56,721

Cumulative effect of change in accounting method,  net of income taxes             1,581,327

                                                                            ----------------     --------------     --------------
         Net savings (loss)                                                   $    4,964,030     $   (2,074,765)    $   10,666,638
                                                                            ================     ==============     ==============


           See accompanying notes to consolidated financial statements.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF PATRONS' EQUITY

               for the years ended June 30, 2000, 1999 and 1998

                               _________________

                                                                    2000                      1999                      1998
                                                                    ----                      ----                      -----
Patronage refund allocations:
 Balance, beginning of year                                    $   67,844,199            $   68,151,124            $   67,566,625
 Allocation from net savings for the year                                                                               3,702,869
 Allocations assumed in merger (Note 17)                                                                                2,683,000
 Adjustments to prior year's allocation                               138,934                    74,627                   153,836
 Redemptions                                                       (2,149,305)                 (381,552)               (5,955,206)
                                                               --------------            --------------            --------------

      Balance, end of year                                         65,833,828                67,844,199                68,151,124
                                                               --------------            --------------            --------------

Operating capital:
 Balance, beginning of year                                        94,275,220                97,441,238                93,948,702
 Net savings (loss)                                                 4,964,030                (2,074,765)               10,666,638
 Patronage refund payable in:
   Cash                                                                                                                (2,378,378)
   Patronage refund allocations                                                                                        (3,702,869)
 Adjustments to prior year's estimated patronage refunds,
   net of income taxes                                                (10,101)                  (71,790)                 (123,724)
 Dividends on capital stock declared:
   Preferred                                                       (2,525,872)                 (278,419)                 (279,407)
   Common, $.06 per share                                            (724,684)                 (729,551)                 (681,536)
 Stock issuance costs                                                (957,733)
 Other reductions                                                    (223,288)                  (11,493)                   (8,188)
                                                               --------------            --------------            --------------

      Balance, end of period                                       94,797,572                94,275,220                97,441,238
                                                               --------------            --------------            --------------

        Total patrons' equity                                  $  160,631,400            $  162,119,419            $  165,592,362
                                                               ==============            ==============            ==============


         See accompanying notes to consolidated financial statements.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS

               for the years ended June 30, 2000, 1999 and 1998

                              __________________

                                                                         2000              1999             1998
                                                                         ----              ----             ----
Operating activities:
 Net savings (loss)                                                 $   4,964,030     $  (2,074,765)    $ 10,666,638
 Adjustments to reconcile net savings (loss) to cash (used)
  provided by operating activities:
   Depreciation                                                        25,125,862        22,129,980       17,256,620
   Amortization                                                           328,653           264,036          355,252
   Deferred income taxes                                                  824,894        (3,475,756)         274,611
   Gain on sale of property and equipment                              (3,866,172)       (1,822,468)        (510,695)
   Net undistributed earnings of insurance exchange and joint
    ventures, including cumulative change in accounting                (3,877,025)         (218,814)        (227,768)
   Undistributed (earnings) loss of Statesman Financial
    Corporation, net of tax                                               (73,562)        1,221,685          (56,721)
   Noncash patronage refunds received                                    (555,022)       (4,746,591)      (6,764,372)
   Redemption of noncash patronage refunds received                       279,511         2,763,912        2,335,408
   Cash (used) provided by current assets and liabilities (Note       (30,192,943)      129,876,089       10,272,606
    16)
                                                                    -------------     -------------     ------------

         Cash (used) provided by operating activities                  (7,041,774)      143,917,308       33,601,579
                                                                    -------------     -------------     ------------

Investing activities:
 Additions to property, plant and equipment                           (31,632,513)      (46,602,932)     (33,904,668)
 Proceeds from disposal of property, plant and equipment               12,159,256         7,017,655        1,743,604
 Additional investments in other companies                               (794,529)      (10,224,875)     (10,430,352)
 Net cash paid for acquisitions (Notes 17 and 18)                               -      (218,279,732)      (1,241,347)
 Proceeds from purchase price adjustment (Note 18)                     19,927,176                 -                -
                                                                    -------------     -------------     ------------

         Cash used in investing activities                               (340,610)     (268,089,884)     (43,832,763)
                                                                    -------------     -------------     ------------

Financing activities:
 Net (decrease) increase in short-term notes payable                   (4,600,000)       (1,500,000)       4,725,000
 Proceeds from bridge loan facility                                                     218,313,467
 Repayment of bridge loan facility                                   (100,000,000)     (118,313,467)
 Proceeds from long-term debt                                         958,977,335       584,234,093       49,172,487
 Repayment of long-term debt                                         (947,989,908)     (551,502,998)     (31,594,763)
 Net redemptions of equities required by lender (Note 9)                                    126,480           42,160
 Net proceeds from sale of Capital Securities, Series A                59,005,470
 Net proceeds from sale of preferred stock                             39,042,267
 Proceeds from sale of capital stock                                       34,159            90,584          921,929
 Dividends on capital stock paid                                       (2,778,336)         (969,314)      (1,022,041)
 Patronage refunds paid in cash                                                          (2,378,378)      (6,884,321)
 Redemption of stockholders' and patrons' equity                       (2,648,558)         (537,929)      (6,630,611)
                                                                    -------------     -------------     ------------

         Cash (used) provided by financing activities                    (957,571)      127,562,538        8,729,840
                                                                    -------------     -------------     ------------
         (Decrease) increase in cash and cash equivalents              (8,339,955)        3,389,962       (1,501,344)

Balance at beginning of year                                           18,742,408        15,352,446       16,853,790
                                                                    -------------     -------------     ------------

         Balance at end of period                                   $  10,402,453     $  18,742,408     $ 15,352,446
                                                                    =============     =============     ============

          See accompanying notes to consolidated financial statements.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              __________________

1.   Summary of Significant Accounting Policies:
     ------------------------------------------

     a.   Basis of Presentation - The consolidated financial statements include
          ---------------------
          the accounts of Southern States Cooperative, Incorporated ("Southern States") and its wholly owned subsidiaries (collectively the "Company"). Upon consolidation, all significant intercompany accounts and transactions have been eliminated. Southern States' investment in Statesman Financial Corporation ("SFC" or the "Corporation") is accounted for by the equity method (see Note 5). Michigan Livestock Credit Corporation ("MLCC") is a wholly owned subsidiary of SFC.

          Effective April 1, 1998, Michigan Livestock Exchange ("MLE") merged with the Company. Pursuant to the merger, MLE became a division of the Company, operating under the name MLE Marketing.

          On October 13, 1998, the Company purchased the agricultural farm supply inputs business ("Inputs Business") of Gold Kist Inc. (the "Gold Kist Inputs Business"), a Georgia marketing cooperative. The Gold Kist Inputs Business' results of operations have been included in the Company's consolidated results of operations since the date of acquisition (See Note 18).

     b.   Lines of Business - The Company's primary lines of business are the
          -----------------
          procurement, processing and distribution of agricultural production supplies and the marketing of grain and livestock, for its members. The Company distributes its products through a network of retail, wholesale and processing facilities primarily located in Alabama, Arkansas, Delaware, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Virginia and West Virginia. The Company markets grain through a network of grain facilities located in Delaware, Kentucky, Maryland, North Carolina, South Carolina, Pennsylvania and Virginia. The Company markets livestock through a network of livestock facilities located in Indiana, Kentucky, Michigan and Ohio.

     c.   Inventories and Cost of Products Purchased and Marketed - Inventories,
          -------------------------------------------------------
          except grain, are stated at the lower of cost or market. Cost is determined on various bases, including average; first-in, first-out; and specific-identification. Grain inventories are stated at net market, as adjusted for unrealized gains and losses on open futures contracts, and open purchase and sales contracts. Grain inventories are substantially hedged to minimize risks arising from price volatility due to market fluctuations. Patronage refunds from supplier cooperatives in the form of qualified written notices of allocation are recorded as received and are accounted for as reductions of cost of products purchased and marketed. Nonqualified written notices of allocation are not recorded until the cash is received.

          Rebates from product suppliers are accrued as a reduction to cost of products purchased when earned, determined as follows: when the amount of the rebate becomes contractually fixed and determinable; or, when the rebate is received after a period end but prior to the issuance of the financial statements and the rebate has a contract period ending on or before the balance sheet date; or, upon appropriate notification from the supplier that a determinable rebate has been earned by and will be paid to the Company.

     d.   Property, Plant and Equipment - Property, plant and equipment is
          -----------------------------
          recorded at cost. The costs of property additions, major renewals and betterments are capitalized while the costs of ordinary maintenance and repairs are charged to operations as incurred. The costs of property additions include interest capitalized during major plant construction.

          The Company capitalizes certain costs incurred during the application development stage of an internal use software development project, including: (i) external direct costs of materials and services consumed in developing or obtaining internal-use computer software, and (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project. Capitalized costs are amortized over three to ten year periods depending on the expected term of the benefit to be received. Unamortized balances were $14,448,924 and $11,027,801 at June 30, 2000 and 1999, respectively.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              _________________

1.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

          Depreciation is determined principally by the straight-line method based on estimated useful lives (buildings and improvements - 20 to 40 years, machinery and equipment - 4 to 20 years, furniture and fixtures - 5 to 10 years). Gains and losses on disposition or retirement of assets are reflected in income as incurred.

     e.   Impairment of Long-Lived Assets - The Company reviews long-lived
          -------------------------------
          tangible and intangible assets for impairment on an annual basis. Whenever events indicate that an asset may be impaired, undiscounted cash flows are analyzed at the lowest level for which there are identifiable and independent cash flows for assets to be held and used in operations. If the sum of these undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the loss is based on the estimated fair value of the asset.

     f.   Investments - Investments in other cooperatives are stated at cost
          -----------
          (cash invested) plus qualified written notices of allocation, less redemptions. The equity method of accounting is used for investments in other companies in which Southern States has significant influence, generally having a voting interest of 20 to 50 percent. The Company will reduce or write-off the carrying value of an investment when events indicate that the investment is impaired and the Company will not be able to recover the full carrying value of the investment.

     g.   Environmental Compliance and Remediation - Environmental compliance
          ----------------------------------------
          costs include the cost of purchasing and/or constructing assets to prevent, limit and/or control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.

          Environmental remediation costs of facilities used in current operations are expensed as incurred. Remediation costs and post remediation costs at facilities that relate to an existing condition caused by past operations are accrued as liabilities on an undiscounted basis when it is probable that such costs will be incurred and when such costs are reasonably estimable.

     h.   Income Taxes - For income tax purposes, Southern States is a nonexempt
          ------------
          agricultural cooperative. Accordingly, Southern States does not pay income taxes on that portion of savings distributed in qualified written notices of allocation arising from sales to members, patrons eligible for membership and certain other patrons; such savings are included in the taxable income of these members and patrons. Deferred income tax liabilities and assets are determined based on differences between financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

     i.   Employee Retirement Plan - The employees of Southern States and
          ------------------------
          certain subsidiaries are covered under a multiemployer defined benefit retirement plan. Southern States' policy is to fund and expense an amount equal to Southern States' share of the actuarially determined funding requirement of the plan .

     j.   Common Stock and Patronage Refunds Payable - Southern States is an
          ------------------------------------------
          agricultural cooperative operating for the benefit of its stockholders/members and other patrons. Pursuant to its bylaws, Southern States is obligated to return all patronage-sourced savings for each year, after payment of dividends on capital stock and reasonable additions to capital reserves, to such members, patrons eligible for membership and certain other patrons in proportion to the volume of business transacted with them during the year. See Note 10 with respect to requirements for membership and common stock ownership.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              __________________

1.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

     k.   Cash and Cash Equivalents - The Company considers all highly liquid
          -------------------------
          investments purchased with an original maturity of three months or less to be cash equivalents.

     l.   Estimates - The preparation of financial statements in conformity with
          ---------
          generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     m.   Transfers of Financial Assets - The Company accounts for transfers of
          -----------------------------
          financial assets pursuant to Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 applies a control oriented financial components approach to financial-asset-transfer transactions. Finance receivables sold to SFC are recorded as sales of financial assets and all related discounts are expensed as incurred.

     n.   New Accounting Standards - In June of 1998, the FASB issued SFAS No.
          ------------------------
          133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and 138, which is effective for fiscal quarters beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 effective July 1, 2000. The Company has concluded that the adoption of this statement will be immaterial to its financial position and results of operations.

     o.   Revenue Recognition - Revenue from the sale of goods is recognized
          -------------------
          when title and risk of loss have transferred to the buyer, which is generally when the product is either sold or delivered. Service revenue is recognized upon completion of the rendered service and no significant contingencies exist.

     p.   Derivatives - As part of its asset/liability management program, the
          -----------
          Company utilizes financial derivatives to reduce the Company's sensitivity to interest rate fluctuations and commodity hedges to reduce market price fluctuations relating to grain and petroleum products. Net receipts or payments under the interest rate swap agreements are recognized as adjustments to interest expense. Realized and unrealized gains and losses on futures contracts for grain and petroleum products are accounted for on a deferral basis.

     q.   Reclassifications - Certain reclassifications have been made to the
          -----------------
          1999 and 1998 financial statements to conform to the 2000 presentation.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                --------------

2.   Managed Member Cooperatives:
     ---------------------------

     Under management agreements, Southern States performs various financial, management and accounting services for other agricultural cooperatives ("managed member cooperatives"). There were 70 such cooperatives at June 30, 2000, 1999 and 1998, respectively. These managed member cooperatives are owned entirely by their stockholders and patrons and thus are associated with Southern States solely by management agreements (the "Agreements"). For services performed, Southern States was reimbursed $4,170,642 in 2000, $4,162,656 in 1999 and $3,947,069 in 1998.

     Under the Agreements, cash can be advanced by Southern States to the managed member cooperatives (primarily as revolving advances for sales of products to the managed member cooperatives) and excess cash of the managed member cooperatives can be advanced to Southern States. The interest rate charged or credited on monthly balances of these advances approximates the CoBank, ACB national variable rate. Net interest expense incurred by Southern States on net advances totaled $276,909 in 2000 and $199,837 in 1999. Net interest income charged by Southern States to Managed Member Cooperatives on net advances totaled $296,423 in 1998.

     During 1998, certain managed member cooperatives chose to reinvest approximately $1.2 million, of their revolved patronage refund allocations in an equivalent amount of $1 par value shares of the Company's membership common stock. No amounts were reinvested in 2000 and 1999.

     Net purchases by patrons include purchases by managed member cooperatives of $214,181,375 in 2000, $195,312,918 in 1999 and $209,833,488 in 1998.


3.   Receivables:
     -----------

     The Company grants credit to farmers and other retail and wholesale purchasers of agricultural production supplies primarily in Alabama, Arkansas, Delaware, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Michigan, Mississippi, North Carolina, Ohio, South Carolina, Virginia and West Virginia. Receivables at year-end were as follows:

          Current:                                                        2000                    1999
                                                                          ----                    ----
            Trade:
              Accounts                                               $ 262,421,561           $ 251,925,304
              Notes                                                      8,731,252              11,433,076
            Advances to managed member cooperatives (Note 2)            19,760,953              27,398,280
            Less receivables sold to SFC (Note 5)                     (171,014,184)           (169,177,100)
                                                                     -------------           -------------

                                                                       119,899,582             121,579,560
            Less allowance for doubtful accounts                        (2,191,538)             (4,204,203)
                                                                     -------------           -------------

              Total current receivables                              $ 117,708,044           $ 117,375,357
                                                                     =============           =============

          Noncurrent:
              Trade notes                                            $   1,422,567           $   1,544,553
                                                                     =============           =============

     Interest is earned and recognized on accounts receivable based on average outstanding balances beginning either from account inception or after 30-day interest free periods dependent upon the type and anticipated duration of the account receivable.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                --------------

4.   Inventories:
     -----------

     Inventories at year-end consisted of the following:

                                                          2000                 1999
                                                          ----                 ----
          Finished goods:
            Purchased for resale                     $183,178,896          $183,115,888
            Manufactured                                5,642,107             5,902,728
                                                     ------------          ------------

                                                      188,821,003           189,018,616
          Materials and supplies                       21,908,341            24,122,703
                                                     ------------          ------------

            Totals                                   $210,729,344          $213,141,319
                                                     ============          ============


5.   Investments in Finance Companies:
     --------------------------------

     SFC and Southern States are parties to an agreement dated September 16, 1991, and amended effective January 12, 1999, under which SFC purchases from Southern States certain receivables without recourse. Under the terms of the agreement, Southern States pays certain fees on receivables sold to SFC. In addition, certain receivables are discounted to provide SFC with revenues sufficient to cover interest charges incurred and historical charge-offs. Total receivables sold to SFC totaled approximately $1,383,354,000, $1,280,780,000, and $996,700,000, for 2000, 1999 and 1998,
     respectively. The related fees and discounts for 2000, 1999 and 1998 were $15,400,000, $11,230,000 and $9,500,000, respectively. SFC paid total volume incentive fees, which are recorded as miscellaneous income in the statement of operations, to Southern States for purchases of receivables of approximately $2,966,000, $2,160,000 and $1,320,000 for 2000, 1999 and
     1998, respectively. In addition, pursuant to the aforementioned contractual arrangement between Southern States and SFC, Southern States services certain accounts receivable sold to SFC.

     Under the terms of the agreement, Southern States is obligated to maintain a computed minimum investment in SFC's Class A noncumulative preferred stock ("Class A Preferred Stock"), based on the average daily balances of receivables sold to SFC. The amount of Class A Preferred Stock held by Southern States was $23,418,000 at June 30, 2000 and 1999, respectively.

     As of April 1, 1998, SFC purchased MLCC. MLCC and Southern States are parties to an agreement dated April 1, 1998, under which MLCC provides agricultural production loans, building loans, equipment loans, renovation loans, revolving credit loans, and other loans to and financing for customers of Southern States. Under the agreement, Southern States agrees to provide MLCC with equity capital in exchange for shares of MLCC preferred stock. The amount of MLCC preferred stock held by Southern States was $14,156,000 at June 30, 2000 and 1999, respectively.

           SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                                --------------

5.   Investment in Finance Companies, continued:
     -------------------------------

     The following unaudited proforma results of operations of SFC assumes that the purchase of MLCC had occurred on July 1, 1997. The unaudited proforma results of operations are presented for informational purposes only and do not purport to be indicative of SFC's future consolidated results of operations.

                                                  Year ended June 30, 1998
                                                  ------------------------
     Interest and service fee income                      $24,791,835
                                                          ===========

     Net loss                                             $(2,026,773)
                                                          ===========

     A consolidated condensed balance sheet and statement of operations for SFC as of June 30, 2000 and 1999, and for the two years then ended, are as follows:

                             Balance Sheet
                             -------------

     Assets                                                                                    2000                  1999
     ------                                                                                    ----                  ----
     Cash                                                                                 $ 12,029,187          $  8,221,133
     Notes receivable, net of allowance for credit losses of $3,215,783 for 2000
        and $3,941,274 for 1999                                                             35,964,409            42,357,610
     Notes receivable-livestock feeding program, net of allowance
      for credit losses of $1,424,856 for 2000 and $1,674,722 for 1999                       9,478,878            10,030,885
     Dairy leases and beef improvement program, net of allowance
      for credit losses of $191,654 for 2000 and $297,819 for 1999                             187,152               369,268
     Finance receivables, net of allowance for credit losses of
      $4,063,768 for 2000 and $3,611,470 for 1999                                          185,875,975           185,628,609
     Crop time financing receivables, net allowance for credit losses
        of $249,996 for 2000 and $0 for 1999                                                15,687,130            13,925,948
     Due from Southern States                                                                  720,205               757,673
     Deferred income taxes                                                                   5,239,906             5,337,791
     Other                                                                                   1,780,785             4,128,061
     Investments in other cooperatives                                                      12,268,703            11,341,183
     Property, plant and equipment, including equipment leased to others, net                5,723,794             5,460,541
                                                                                          ------------          ------------

          Total assets                                                                    $284,956,124          $287,558,702
                                                                                          ============          ============

     Liabilities and Stockholders' Equity
     ------------------------------------

     Notes payable:
        Short-term lines of credit                                                        $213,163,000          $219,702,000
        Term loans and subordinated debt                                                    28,000,000            30,750,000
     Accounts payable, deferred credit, and accrued expenses                                 1,740,047             1,346,228
     Due to Southern States                                                                  6,355,816               219,767
     Dividends payable                                                                          78,077                     -
     Preferred stock                                                                        38,574,000            38,574,000
     Stockholders' (deficit)                                                                (2,954,816)           (3,033,293)
                                                                                          ------------          ------------

          Total liabilities and stockholders' equity                                      $284,956,124          $287,558,702
                                                                                          ============          ============

           SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                               --------------

5.   Investment in Finance Companies, continued:
     -------------------------------

                    Statement of Operations                        2000              1999              1998
                    -----------------------                        ----              ----              ----
     Net interest income (expense), fee income and other        $5,282,490       $  (397,166)       $4,152,215
     General and administrative expenses                         4,970,067         5,452,660         3,932,000
                                                                ----------       -----------        ----------

          Income (loss) before provision for income taxes          312,423        (5,849,826)          220,215
     Provision (benefit) for income taxes                          100,869        (2,238,622)           86,318
                                                                ----------       -----------        ----------

          Net income (loss)                                     $  211,554       $(3,611,204)       $  133,897
                                                                ==========       ===========        ==========

     Southern States' equity interest, net of income taxes      $   73,562       $(1,221,685)       $   56,721
                                                                ==========       ===========        ==========

     On August 1, 1996, SFC entered into a Financing Services and Contributed Capital Agreement (the "Agreement") with Land O'Lakes, Inc., successor to Countrymark Cooperative, Inc. ("Land O'Lakes"), whereby SFC extends revolving credit to customers of Land O'Lakes through the issuance of credit cards. Under the terms of the Agreement, Land O'Lakes is obligated to maintain a computed minimum investment in SFC's Class A noncumulative preferred stock. At June 30, 2000 and 1999 pursuant to the Agreement, Land O'Lakes had no investment in the Corporation's Class A preferred stock. In connection with this transaction, SFC and Land O'Lakes reentered into a Common Stock Subscription and Redemption Agreement (the "Common Stock Agreement"). Additionally, for as long as Land O'Lakes maintains at least 8.0% ownership in SFC's common stock, Land O'Lakes is entitled to maintain one representative on the Board of Directors of SFC. The termination of the Common Stock Agreement is contingent upon the termination of participation under the Financing Services and Contributed Capital Agreement. If Land O'Lakes terminates the Common Stock Agreement, the Corporation is then obligated to repurchase all shares of common stock owned by Land O'Lakes at the par value.

     On December 3, 1998, the Corporation entered into a Financing Services and Contributed Capital Agreement (the "MFA Agreement") with MFA Oil Company ("MFA Oil") and on December 16, 1998 with MFA Incorporated ("MFA") whereby the Corporation is allowed to extend revolving credit to customers of MFA Oil and MFA through the issuance of credit cards. Under the terms the MFA Agreement, MFA and MFA Oil are obligated to maintain a computed minimum investment in the Corporation's Class A noncumulative preferred stock. At June 30, 2000 and 1999, pursuant to the MFA agreement, MFA and MFA Oil had no investment in SFC's Class A preferred stock. If the actual investment exceeds the computed minimum, the Corporation will, upon written request from MFA and MFA Oil, redeem the excess number of shares. Upon written notice, the MFA Agreement may be terminated by either party.

     In connection with this transaction, the Corporation and MFA and MFA Oil also entered into a Common Stock Subscription and Redemption Agreement (the "Common Stock Agreement"). As part of the Common Stock Agreement, MFA and MFA Oil each purchased 73 shares of the Corporation's common stock (approximately 8.5% of the Corporation's authorized common stock) for $60,444 each. Additionally, for as long as MFA and MFA Oil maintain at least an 8% ownership in the Corporation's common stock, MFA and MFA Oil are entitled to maintain one representative each on the Board of Directors of the Corporation. The termination of the Common Stock Agreement is contingent upon the termination of participation under the Financing Services and Contributed Capital Agreement. If MFA or MFA Oil terminates the Common Stock Agreement, the Corporation is then obligated to repurchase all shares of common stock owned by MFA or MFA Oil at the par value.

     As a result of the Common Stock Agreement, the 859 shares of outstanding common stock of SFC are owned 38.42% by Southern States, 36.08% by 62 independently owned agriculture cooperatives, 8.5% by Land O'Lakes, 8.5% by MFA and 8.5% by MFA Oil.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                               --------------

6.   Investments in Other Companies:
     -------------------------------

     Investments in other companies consisted of the following at year end:

                                                       2000             1999
                                                       ----             ----
       CF Industries, Inc.                          $43,473,877     $43,473,877
       CoBank, ACB                                   10,020,724       7,964,176
       St. Paul Bank                                                  1,474,092
       Southern States Insurance Exchange            16,400,134      12,474,193
       Universal Cooperatives, Inc.                   3,387,332       3,339,991
       Other cooperatives and companies               2,726,062       2,804,363
       Joint ventures                                 7,355,347       6,885,715
                                                    -----------     -----------

          Totals                                    $83,363,476     $78,416,407
                                                    ===========     ===========

     At June 30, 2000 and 1999, the Company's aggregate equity in the net assets of these investees exceeded the carrying value of such investments by approximately $22,900,000 and $31,500,000, respectively. Purchases by Southern States from CF Industries, Inc. and Universal Cooperatives, Inc. were $107 million, $121 million and $88 million in 2000, 1999 and 1998, respectively. The cash portion of patronage refunds totaled $3,452,475, $403,809 and $2,918,799 for 2000, 1999 and 1998, respectively. Patronage refunds received from cooperatives and income recognized under the equity method for the Southern States Insurance Exchange for 2000, 1999 and 1998 were as follows:

                                                           2000          1999         1998
                                                           ----          ----         ----
       C F Industries, Inc.                            $             $             $5,512,596
       CoBank, ACB                                        826,512       872,568       477,526
       Southern States Insurance Exchange (Note 21)     7,067,055     3,969,818     3,407,439
       Universal Cooperatives, Inc.                        94,682       247,670       232,667
       Other cooperatives                                  53,197        60,344        52,943
                                                       ----------    ----------    ----------

          Totals                                       $8,041,446    $5,150,400    $9,683,171
                                                       ==========    ==========    ==========

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                              ___________________

7. Property, Plant and Equipment:
   -----------------------------

   Property, plant and equipment at year end is summarized as follows:

                                                  2000              1999
                                             -------------     -------------
     Land                                    $  21,217,094     $  21,687,177
     Buildings and improvements                124,070,950       122,791,864
     Machinery and equipment                   130,965,721       129,660,133
     Furniture and fixtures                     48,748,343        35,464,195
     Automotive equipment                       53,217,057        53,867,421
     Construction in progress                   16,326,431        14,725,867
                                             -------------     -------------

            Totals                           $ 394,545,596     $ 378,196,657
                                             =============     =============

   At June 30, 2000 and 1999, property, plant and equipment, having an aggregate book value of $8,935,985 and $11,160,153, respectively, was pledged as collateral under industrial revenue financings (see Note 9).

   The cost of furniture and fixtures includes capitalized software in the amount of $18,750,088, $14,618,592 and $9,610,641 at June 30, 2000, 1999, and
   1998, respectively. Depreciation expense associated with capitalized software was $1,056,967, $408,577 and $234,027 in 2000, 1999 and 1998, respectively.
   During 2000, 1999 and 1998, the Company capitalized interest as part of construction in progress in the amount of $726,385, $901,701, and $451,478, respectively.


8. Short-Term Notes Payable:
   ------------------------

   At June 30, 2000, short-term notes of $1,000,000 bearing interest at rates of 9.75% were payable to CoBank. At June 30, 1999, short-term notes of $5,600,000 bearing interest at 7.50% and 8.00% were payable to CoBank. At June 30, 2000, the Company had short-term lines of credit with other institutions totaling $10,000,000 which do not require the maintenance of compensating balances because generally credit extension is subject to availability of funds. At June 30, 2000 and 1999, there were no borrowings under these lines of credit.

   During 2000, average daily short-term borrowings were $6,636,215 (maximum outstanding - $14,600,000) at a weighted average interest rate of 5.82%. During 1999, such borrowings averaged $21,203,150 (maximum outstanding - $66,500,000) at a weighted average interest rate of 7.65%. These rates were computed net of qualified patronage refunds received from CoBank.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                            ______________________

9. Long-Term Debt:
   --------------

   Long-term debt at year-end consisted of:

                                                                                 2000                       1999
                                                                             -------------               ------------
      Term notes - CoBank due 2005, 6.89% and 6.82% per annum at
         June 30,  2000 and 1999, respectively (a)                           $  34,000,000              $  37,000,000
      Revolving term loan - CoBank due 2002, 7.74%
         per annum at June 30, 2000 (a)                                          5,000,000
      Syndicated line of credit (expires January 11, 2002) (a)                 140,200,000                127,600,000
      Industrial revenue financings (b)                                         11,820,000                 12,570,000
      Notes due through 2003 (maximum rate 10%)                                    112,092                    174,163
      Liability under lease                                                        254,570                  3,055,071
                                                                             -------------              -------------

         Total long-term debt                                                  191,386,662                180,399,234

      Less current maturities                                                    3,811,298                  3,836,938
                                                                             -------------              -------------

         Long-term debt due after one year                                     187,575,364                176,562,296

      Bridge loan facility (c)                                                        ----                100,000,000
                                                                             -------------              -------------

                                                                             $ 187,575,364              $ 276,562,296
                                                                             =============              =============

     (a) The term notes with CoBank are payable $3,000,000 in 2001, $7,000,000 in 2002, $7,000,000 in 2003, $9,000,000 in 2004, and $8,000,000 in
          2005. The credit facilities with CoBank include a revolving bank credit agreement totaling $5,000,000. The credit facilities include a syndicated bank line of credit agreement totaling, in aggregate, $200,000,000. The weighted average interest rate on this syndicated line of credit was 6.68% and 6.20% in 2000 and 1999, respectively. These agreements, which expire in 2002, enable the Company to refinance short term debt on a long-term basis. Accordingly, certain current maturities of long-term debt intended to be refinanced were reclassified as long-term debt. Under the terms of the short-term and long-term loan agreements with CoBank, the Company is required to maintain investments in CoBank's capital stock and allocated equities based on percentages of the average loans outstanding. At June 30, 2000 and 1999, such investments in the amounts of $10,020,724 and $7,964,176, respectively, were pledged as collateral for indebtedness to CoBank.

     (b) Three industrial revenue financings require payments sufficient to enable the industrial development authorities to pay principal, premium, if any, and interest on the revenue bonds. The obligations mature serially in the following annual amounts: $750,000 annually in fiscal 2001 through 2004, $1,620,000 in 2005, $500,000 in 2006, and
          $6,700,000 in 2016. The obligations bear interest at rates ranging from 4.70% to 5.00%.

     (c) In October 1998, Southern States borrowed $218.3 million under a 180-day "bridge" loan facility with NationsBank, N.A., First Union Bank and CoBank to finance the purchase of the Gold Kist Inputs Business. In January 1999, this facility was paid down by $118.3 million, September 1999, $25.88 million was paid, and in October 1999, the balance of $74.12 million was paid off utilizing proceeds from the sale of Capital Trust Securities, Series A and Step-Up Rate Series B Cumulative Redeemable Preferred Stock. The weighted average interest rate on this loan was 5.68% and 5.99% in 2000 and 1999, respectively.

    Long-term debt maturing within each of the four fiscal years after June 30, 2001 is as follows: 2002 - $153,249,535; 2003 - $7,755,391; 2004 -
    $9,750,438; 2005 -$9,620,000; thereafter - $7,200,000.

    The Company had outstanding letters of credit in the amount of $18,000,000 and $15,000,000 at June 30, 2000 and 1999 to collateralize certain liabilities.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

9.   Long-Term Debt, continued:
     --------------

     Under the most restrictive outstanding debt agreement, the Company is required to maintain, at fiscal year end and at the end of each fiscal quarter, on a consolidated basis: (a) the ratio of consolidated outstanding debt to capitalization not to exceed .50 to 1.00, (b) tangible net worth not to be less than the sum of $256,000,000 plus twenty-five percent of the net income (no reduction for net losses) of the Company for each such fiscal year since 1999 and, (c) the ratio of consolidated cash flow for four consecutive fiscal quarters to consolidated interest expense plus distributions on Capital Securities during such period not to be less than
     1.5 to 1.00.

     See Note 15, Derivative Financial Instruments for information relating to interest swaps.


10.  Capital Stock:
     -------------

     At June 30, 2000, Southern States' authorized capital stock consisted of 20,000,000 shares of common stock ($1 par value) and 1,000,000 shares of cumulative preferred stock ("5% - 6% Preferred Stock") ($100 par value), issuable in series. The 5% to 6% preferred stock is redeemable by the Company at par plus declared and unpaid dividends, if any, and redemption is limited to 20,000 shares annually.

     Wetsel, Inc. ("Wetsel"), a wholly owned subsidiary, has authorized 35,000 shares of Series 1, Class A cumulative redeemable preferred stock. At June 30, 2000, Wetsel had 21,049 shares ($2,104,900) outstanding. At June 30, 1999 and 1998, Wetsel had 21,141 shares ($2,114,000) of 9% Series 1, Class A cumulative redeemable preferred stock ("9% Redeemable Preferred Stock") outstanding.

     Southern States' authorized common stock is membership common stock and, pursuant to the requirements of the Agricultural Cooperative Association Act of Virginia and the Articles of Incorporation and Bylaws of Southern States, its issuance or transfer is limited to bona fide producers of agricultural products and cooperative associations that are owned and controlled by such producers who use the services or supplies of Southern States. Dividends on Southern States' common stock are limited annually to 6% of this stock's aggregate par value.

     Patronage refund allocations represent allocated undistributed member margins. Patronage refund allocations do not bear interest and are subordinated to all common and preferred shares outstanding and indebtedness of the Company. Patronage refund allocations may be redeemed at the discretion of the Board of Directors.

     Each member, regardless of the number of shares of common stock registered in the member's name, is entitled to one vote in the affairs of Southern States. Under various circumstances (e.g., death of stockholder), Southern States repurchases common stock from its members at par value plus declared and unpaid dividends, if any. In the event of liquidation or other disposition of the assets of Southern States, the holders of common stock, after satisfaction of obligations to creditors and to holders of all preferred stock, would be entitled to receive a maximum of $1 per share (par value) plus declared and unpaid dividends, if any. Any remaining amounts shall be returned to members and other patrons on a pro rata basis of their respective interest therein.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                             _____________________

10.  Capital Stock, continued:
     -------------

     On October 5, 1999, Southern States Capital Trust I, a trust subsidiary of Southern States, issued to Gold Kist $60.0 million Step-Up Rate Capital Securities, Series A ("Series A"). Issuance costs incurred related to the Series A securities totaled $995,000. Distributions are cumulative relating to the Series A securities at a rate of 8% per annum, increasing to 8.5% on July 5, 2000 and 8.75% on July 5, 2001. The Series A securities mature on October 5, 2029.

     On October 5, 1999, Southern States issued to Gold Kist $40 million Step-Up Rate Series B Cumulative Redeemable Preferred Stock, $100 par value per share ("Series B"). Issuance costs incurred with respect to the Series B securities totaled $957,733. Cash dividends are cumulative at an initial rate of 7.5%, increasing to 8% per annum 9 months after the date of issuance and increasing to 8.25% per annum twenty-one months after the issuance of the Series B securities. Distributions on the Series A and dividends on the Series B securities are both payable quarterly, in arrears on January 5, April 5, July 5 and October 5 of each year. The proceeds from the sale of both the Series A securities and the Series B securities were used to reduce Company debt and pay off the bridge loan facility which had been utilized to finance the Gold Kist acquisition.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                              __________________


10.  Capital Stock, continued:
     -------------

     Changes in preferred stock ($100 par), step-up rate preferred ($1,000 par) and common stock ($1 par) during 1998, 1999 and 2000 follow:

                                       5% - 6% Preferred              9% Redeemable Preferred          Step-Up Rate  Preferred
                               ---------------------------------   ------------------------------  -------------------------------
                                 Outstanding         Aggregate       Outstanding     Aggregate      Outstanding        Aggregate
                                   Shares           Par Value          Shares       Par Value         Shares           Par Value
                               -------------    ----------------   --------------  --------------  --------------    -------------
Balances, June 30, 1997               15,432         $ 1,543,200           21,141     $ 2,114,100
    Issued                               424              42,400
    Redeemed                            (914)            (91,400)
                               -------------    ----------------   --------------  --------------  --------------    -------------


Balances, June 30, 1998               14,942         $ 1,494,200           21,141     $ 2,114,100
    Issued                               507              50,700
    Redeemed                            (599)            (59,900)
                               -------------    ----------------   --------------  --------------  --------------    -------------


Balances, June 30, 1999               14,850          $1,485,000           21,141     $ 2,114,100
    Issued                               341              34,100                                0          40,000    $  40,000,000
    Redeemed                            (762)            (76,200)             (92)         (9,200)
                               -------------    ----------------   --------------  --------------  --------------    -------------


Balances, June 30, 2000               14,429          $1,442,900           21,049     $ 2,104,900          40,000    $  40,000,000
                               =============    ================   ==============  ==============  ==============  ===============

                                            Common
                                -----------------------------
                                  Outstanding      Aggregate
                                     Shares        Par Value
                                -------------   -------------
Balances, June 30, 1997          11,921,422     $11,921,422
    Issued                          879,529         879,529
    Redeemed                       (605,933)       (605,933)
                               ------------     -----------


Balances, June 30, 1998          12,195,018     $12,195,018
    Issued                           39,884          39,884
    Redeemed                        (87,820)        (87,820)
                               ------------     -----------


Balances, June 30, 1999          12,147,082     $12,147,082
    Issued                               59              59
    Redeemed                       (319,398)       (319,398)
                               ------------     -----------


Balances, June 30, 2000          11,827,743     $11,827,743
                               ============     ===========

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                                 ____________

11.  Employee Benefit and Compensation Plans:
     ---------------------------------------

     Southern States sponsors a multiemployer defined benefit retirement plan (the "Plan") which is noncontributory and includes substantially all employees of Southern States, certain subsidiaries, SFC, and 70 managed member cooperatives ("the Participating Employers"). Plan assets are not segregated for each Participating Employer and are used to provide benefits for participants of all Participating Employers. Benefit formulas and pension cost allocation and funding methodologies are the same for all Participating Employers. If a Participating Employer withdraws from the plan, the Participating Employer does not withdraw any assets from the Plan and does not assume any of the Plan's obligation. Thus, information relating specifically to Southern States is not available. For 2000, 1999 and 1998 Southern States' benefit expenses, including administrative expenses, were $242,551, $1,210,865 and $3,004,146, respectively. Changes in actuarial assumptions relating to both the asset valuation interest rates and the current liability interest rates were primarily responsible for the decrease in benefit expenses in 1999 and 2000.

     A comparison of accumulated benefits, as estimated by the Plan's actuary, and net assets of the Plan is presented below.

                                                                                  July 1
                                                                    ------------------------------
                                                                       2000               1999
                                                                    -----------       ------------
          Actuarial present value of plan benefits:
           Vested                                                   $121,383,395      $122,399,788
           Nonvested                                                   3,143,569         3,929,335
                                                                    ------------      ------------

              Total benefits                                        $124,526,964      $126,329,123
                                                                    ============      ============

          Net assets available for benefits                         $158,381,828      $154,922,073
                                                                    ============      ============

     The discount rates used in computing the present value of plan benefits were 7.8% and 6.95% for the years ended June 30, 2000, and 1999, respectively.

     The Corporation has a non-qualified supplemental retirement plan covering certain employees, which provides for incremental retirement payments from the Company's funds so that total retirement payments equal amounts that would have been payable from the Company's multiemployer retirement plan if it were not for limitations imposed by income tax regulations. The amounts expensed for the supplemental retirement plan were $283,426, $278,334, and $232,755 in 2000, 1999 and 1998, respectively. The accumulated benefit obligation recognized in the Company's consolidated balance sheet at June 30, 2000 and 1999 was $1,584,832 and $1,551,912, respectively.

     The Company has established the Southern States Non-Qualified Benefits Plans Trust, a rabbi trust, to hold assets related to its unfunded, non-qualified deferred compensation plans. As of June 30, 2000 and 1999 the assets held by the rabbi trust were $7,126,917 and $5,847,508, respectively. These amounts are included in other assets on the Company's consolidated balance sheet.

     The Company provides employees with a medical insurance plan, which is funded through contributions made by both the Company and employees to a Voluntary Employees Beneficiary Association (VEBA). The Company is self-insured with respect to this liability.

     Southern States provides certain life insurance benefits for retired employees. Substantially all of Southern States' employees may become eligible for those benefits, generally upon attaining normal retirement age while employed by Southern States. Those and similar benefits for active employees are provided through insurance companies whose premiums are based on benefits paid. The costs of these benefits for retired employees are a function of the annual pension plan valuation.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                                 ____________

11.  Employee Benefit and Compensation Plans, continued:
     ---------------------------------------

     Costs for postretirement benefits other than pensions, primarily medical benefit costs, are accrued during the employee's period of service. The transition obligation is being amortized over a period of 20 years. The Company's policy is to fund these benefits on a pay-as-you-go basis. The Company contributed $623,848 and $469,095 for benefit payments for the years ended June 30, 2000 and 1999, respectively.

     Summary postretirement plan information is as follows:

                                                                          2000                1999                 1998
                                                                          ----                ----                 ----
   Net periodic postretirement benefit cost for the fiscal year ending June 30:
     Service cost                                                      $   200,424         $    86,209            $ 80,194
     Interest cost                                                         369,101             277,853             285,888
     Amortization of unrecognized transitional liability                   252,189             252,189             252,189
     Amortization of prior service cost                                    130,849              61,240              61,240
     Recognized net actuarial gain                                                             (45,504)            (47,960)
                                                                       -----------         -----------            --------

         Total                                                         $   952,563         $   631,987            $631,551
                                                                       ===========         ===========            ========

   Change in accumulated postretirement benefit obligation:
     Accumulated postretirement benefit obligation at beginning
        of year                                                        $ 5,584,786         $ 3,939,257
      Service cost                                                         200,424              86,209
      Interest cost                                                        369,101             277,853
      Actuarial loss                                                       508,136           1,054,473
      Benefits paid                                                       (623,848)           (469,095)
      Change in plan provisions                                            124,003             696,089
                                                                       -----------         -----------

     Accumulated postretirement benefit obligation
        at end of year                                                   6,162,602           5,584,786

   Fair value of plan assets                                                     -                   -
                                                                       -----------         -----------

   Funded status                                                        (6,162,602)         (5,584,786)

      Unrecognized prior service cost                                    1,179,161           1,186,007
      Unrecognized net loss or (gain)                                      493,035             (15,101)
      Unrecognized transition obligation                                 3,278,450           3,530,639
                                                                       -----------         -----------

     Accrued postretirement benefit cost                               $(1,211,956)        $  (883,241)
                                                                       ===========         ===========

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                             ____________________

11.  Employee Benefit and Compensation Plans, continued:
     ---------------------------------------

     Because the Company has established a maximum amount it will pay per retiree under the plan, health care cost trends do not affect the calculation of the accumulated benefit obligation or the net postretirement benefit cost. The discount rate used to determine the APBO was 7.8% at June 30, 2000 and 7.0% at June 30, 1999. The unrecognized prior service cost resulted from a 1997 plan amendment which extended an employer cost freeze previously effective January 1, 1997, to January 1, 2000, and from a 1999 amendment that changed the benefit eligibility for employees retiring under 65 from age 55 with 20 years of service to the earlier of 1) age 55 with 20 years of service, 2) age 60 with 15 years of service, or 3) age 62 with 10 years of service.

     Under the Company's 401(k) plan, the Company matches employee contributions and may make discretionary contributions based on the Company's performance. Employee contributions are matched to the extent of 40% of the participant's first 3% contributed and 15% of the next 2% contributed. The Company's matching contributions for 2000, 1999 and 1998 were $1,451,369, $1,292,942 and $1,001,382 respectively. The Company did not make a discretionary contribution in fiscal 2000, 1999 or 1998.

     The Company has in effect other compensation plans for management and retail store personnel under which current and deferred awards, based principally on operating results, are made. The aggregate charge to operations with respect to these plans approximated $3,751,882, $3,273,819 and $1,793,045 in 2000, 1999 and 1998, respectively.


12.  Income Taxes:
     ------------

     Income tax expense consisted of the following:

                                                        2000          1999           1998
                                                        ----          ----           ----
          Current:                                  $1,287,753    $ 2,035,460     $2,123,899
             Federal                                   311,995        466,283        567,276
             State                                  ----------    -----------     ----------

                                                     1,599,748      2,501,743      2,691,175
          Total current
                                                       822,884     (3,098,313)       274,611
          Deferred federal and state                ----------    -----------     ----------

                                                    $2,422,632    $  (596,570)    $2,965,786
          Total                                     ==========    ===========     ==========

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                                 ____________

12.  Income Taxes, continued:
     ------------

     The significant differences between the U.S. federal statutory income tax rate and the effective income tax rate are as follows:

                                                                2000       1999         1998
                                                                ----       ----         ----
         Statutory federal income tax rate                      35.0%      35.0%        35.0%
         Patronage refund deduction                              0.0        0.0        (15.6)
         State income taxes, net of federal benefit              5.4        5.8          3.0
         Non-qualified patronage refunds forfeited               1.9        0.0          0.0
         Other, net                                              0.0        0.4         (0.6)
                                                                ----       ----        -----

         Effective income tax rate                              42.3%      41.2%        21.8%
                                                                ====       ====        =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 2000 and 1999 are as follows:

                                                                    2000                  1999
                                                                    ----                  ----
         Current deferred tax assets:
          Allowance for doubtful accounts                       $   843,076            $   962,542
          Inventory costs                                         1,718,609              1,314,607
          Uninsured losses                                        1,400,925              1,410,054
          Accrued vacation pay                                    2,559,950              3,002,293
          Other, net                                                (90,750)                   ---
                                                                -----------            -----------

            Net current deferred income tax asset                 6,431,810              6,689,496
                                                                -----------            -----------

         Noncurrent deferred tax assets (liabilities):
          Deferred compensation                                   2,866,610              2,607,410
          Non-qualified patronage refund allocations:
            Issued                                                1,285,037              1,417,560
            Received                                               (980,160)              (980,160)
          Property, plant and equipment                          (8,527,633)            (9,399,969)
          Net operating loss carryforward                           774,958              2,529,530
          Other, net                                              1,044,615                856,264
                                                                -----------            -----------

            Net noncurrent deferred income tax liability         (3,536,573)            (2,969,365)
                                                                -----------            -----------

         Net deferred income tax asset                          $ 2,895,237            $ 3,720,131
                                                                ===========            ===========

     As of June 30, 2000, the Company recorded deferred income tax assets of $774,958 for net operating loss carry forwards which expire in years 2009 through 2017. Management believes that the realization of the deferred income tax assets is more likely than not based on the expectation that the Company will have taxable income in future periods.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                                 ____________

13.  Commitments and Other Matters:
     -----------------------------

     a.  Leases - Southern States is party to an agreement whereby an investment
         ------
         company (the "Owner") constructed, on land owned by Southern States and leased to the Owner for a 70-year term expiring in 2048, a headquarters building for lease to Southern States. Under the terms of the building lease, Southern States is obligated to pay rent (net of income from the land rental) based upon the cost of the building and executory costs such as insurance, maintenance and property taxes. This operating lease has an initial term of 30 years, expiring in October 2008, and contains options allowing Southern States to renew the lease for two additional five-year periods and to purchase the building, at certain times throughout the lease, at the greater of the building's original cost or its then fair market, value as defined in the lease. Should Southern States not exercise its purchase option by the expiration of the building lease, the Owner has options, exercisable throughout the remaining term of the land lease, to purchase the land at its then fair market value.

         In addition, the Company leases transportation, data processing and other equipment under operating leases expiring generally during the next five years. Rent expense approximated $20,895,694 in 2000, $18,058,165 in 1999 and $8,700,650 in 1998.

         The Company's approximate minimum lease commitments under noncancellable leases, less noncancellable subleases, are as follows:

                                                    Office Building
                                            -----------------------------
              Year           Equipment         Lease          Sublease            Totals
              ----           ---------         -----         -----------          ------
              2001          $14,174,148     $  742,538       $(608,225)        $14,308,461
              2002           10,623,970        742,538        (608,225)         10,758,283
              2003            7,898,957        742,538        (208,713)          8,432,782
              2004            5,420,510        742,538                           6,163,048
              2005            3,562,876        742,538                           4,305,414
           Thereafter         3,878,847      2,413,248                           6,292,095

     b.  Other Matters - The Company's 2000, 1999 and 1998 consolidated
         -------------
         statement of operations includes a provision in cost of products purchased and marketed and other operating costs of $1,839,188, $4,204,456 and $872,306, respectively, to cover estimated environmental remediation costs. These costs are offset by recoveries, primarily from state agencies, of certain environmental costs expended in prior periods, of $100,000, $0 and $100,000 in 2000, 1999 and 1998,
         respectively. The unpaid portion of such costs totaled $3,560,163, and $3,191,141 at June 30, 2000 and 1999, respectively, and is included as a liability in the Company's consolidated balance sheet for the respective years. Amounts accrued do not take into consideration claims for recovery from insurance or state underground storage tank remediation trust funds. When specific amounts within a range cannot be determined, the Company has accrued the minimum amount within that range. The remaining actual environmental remediation liability may be different from management's estimates due to the uncertainty of the extent of pollution, the complexity of laws and government regulations and their interpretation, the varying costs and effectiveness of alternative cleanup technologies and methods, the uncertain level of insurance or other types of recovery, and the uncertain level of the Company's involvement. As the scope of the Company's environmental contingencies becomes more clearly defined, it is possible that expenditures in excess of those amounts already accrued may be necessary. However, management believes that these overall costs are expected to be incurred over an extended period of time and, as a result, such contingencies are not anticipated to have a material impact on the consolidated financial position or liquidity, but could have a material adverse effect on future annual operating results.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                             ____________________



13.  Commitments and Other Matters, continued:
     -----------------------------

  In early January of 1999, the Company received additional information and revised estimates of the cost of containment, remediation and monitoring activities related to environmental contamination at one of the Company's past operating sites. Based upon this additional information the Company accrued $3.0 million for the additional estimated cost of remediating this site. These costs are expected to be expended over a twenty-year period with approximately $1.1 million to be expended by December 31, 2000 and the remaining portion spread over the remaining 19 years. Expenditures for the first ten years are for capital equipment and site remediation and expenditures after year ten are expected to be for site monitoring and reporting. The liability accrual and remediation methodology has been developed by a third party environmental consultant and is based on known remediation methodologies and techniques.

  The Company is a defendant in several lawsuits arising in the ordinary course of business. While the outcome of any litigation cannot be predicted with certainty, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

  At June 30, 2000 and 1999, commitments for the construction and acquisition of plant and equipment totaled approximately $3.6 million and $2.2 million, respectively.


14. Fair Value of Financial Instruments:
    -----------------------------------

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Accounts Receivable - The carrying amounts approximate fair value
     ----------------------------
     because of the short maturity of these assets.

     Long-term Investments  - Long-term investments, principally in supplier
     ---------------------
     cooperatives, are carried at cost and unpaid qualified written notices of allocation are carried at stated or par value. The Company believes it is not practicable to estimate the fair value of the securities of supplier cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows which are largely dependent on future patronage earnings of the supplier cooperatives.

     Accounts Payable and Notes Payable - The carrying amounts approximate fair
     ----------------------------------
     value because of the short maturity of these liabilities.

     Long-term Debt - The fair value of the Company's long-term debt is
     --------------
     estimated based on the discounted cash flow of that debt, using estimated current rates for debt of the same remaining maturities. At June 30, 2000, the estimated fair value of the long-term debt totaling $191,386,662 was $177,133,630. At June 30, 1999, the estimated fair value of the long-term debt totaling $280,399,234 was $262,474,093.

     Capital Securities, Series A - The fair value of the Capital Securities,
     ----------------------------
     Series A is estimated based on the discounted cash flow of those securities, using estimated current rates for securities of the same remaining maturities. At June 30, 2000, the estimated fair value was $55,545,654.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                               _________________

15.  Derivative Financial Instruments:
     --------------------------------

     As part of its' asset/liability management program, the Company utilizes financial derivatives to reduce the Company's sensitivity to interest rate fluctuations. At June 30, 2000, the Company had outstanding nine variable to fixed interest rate swaps with a notional amount of $180,000,000 and fair market value of $6,017,458 with terms ranging from three to seven years. Under terms of these agreements, the Company is paying fixed interest rates ranging from 4.930% to 6.690% and receiving a variable rate based on 3-month London Interbank Offering Rates ("LIBOR") of 6.794% at June 30, 2000. At June 30, 1999, the Company had outstanding seven variable to fixed interest rate swaps with a notional amount of $140,000,000 and fair value of $1,777,395 with terms ranging from three to seven years. Under the terms of these agreements, the Company was paying fixed interest rates ranging from 4.930% to 6.420% and receiving a variable rate based on 3-month LIBOR of 5.37% at June 30, 1999. These interest rate swaps are being used to convert certain floating rate debt to fixed rates. Net receipts or payments under the agreements are being recognized as adjustments to interest expense. The Company is exposed to credit losses in the event of counterparty nonperformance, but does not anticipate any such losses.

     The Company uses futures contracts to protect purchase and sales contract prices from directly related fluctuations in the market price of grains and petroleum products. Those futures contracts are commitments to either purchase or sell designated amounts and varieties of grain and petroleum products at a future date, generally not exceeding a period of six months, for a specified price, and may be settled in cash or through delivery. The Company hedges purchases and sales with the sole purpose of eliminating the risk of market price fluctuations. No futures contracts are purchased or sold for purely speculative purposes. The Company is exposed to credit losses in the event of counterparty nonperformance, but does not anticipate any such losses.

     Realized and unrealized gains and losses on futures contracts are accounted for on a deferral basis. Net realized gains and losses on open and closed futures contracts, primarily in grain futures, reported in the statement of operations under cost of products purchased and marketed were net gains of $909,071, $1,210,383 and $1,016,672 for 2000, 1999 and 1998, respectively.
     Since these net realized gains were the result of hedging transactions, they were substantially offset by net losses realized on cash transactions. Deferred gains on open and closed new crop grain futures reported in the balance sheet under accrued expenses were $1,855,218 and $543,343 for 2000 and 1999, respectively. Deferred losses on open crop grain futures reported in the balance sheet under other assets were $2,426,046 and $830,390 for 2000 and 1999, respectively.

     At June 30, 2000 the Company's open and closed new crop grain futures were as follows:

                                                       Weighted
                                                        Average
                       Bushels     Contract Amount    Price/Bushel    Terms
                       -------     ---------------    ------------    -----
     Open Futures
     ------------
     Corn               2,170,000        $5,555,412         $2.5601   Dec. 00
                          280,000           748,288          2.6725   Mar. 01
     Soybeans             560,000         3,145,350          5.6167   Nov. 00
                           10,000            56,075          5.6075   Jan. 01
     Corn (for wheat)      30,000            98,075          3.2692   Jul. 01
                        ---------         ---------         -------
     Total              3,050,000        $9,603,200         $3.1486

     The carrying value for these contracts at June 30, 2000 was an unrealized gain which was substantially hedged or offset by an unrealized loss of approximately the same amount on the matching open forward purchase commitments to acquire grains. The deferred gain on closed futures was $181,192 and the deferred loss was $21,435.

     At June 30, 2000 the Company's futures contracts relating to the sale of petroleum products had a carrying value of $3.8 million and a fair value of $3.7 million on 4.2 million gallons of petroleum products.

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                               _________________


16.  Supplemental Disclosures of Cash Flow Information:
     -------------------------------------------------

     The components of cash provided by current assets and liabilities, net of the effect of balances acquired from the acquisition of the Gold Kist Inputs Business on October 13, 1998 and MLE on April 1, 1998, follow:

                                     2000              1999           1998
                                     ----              ----           ----

       Receivables              $(20,137,877)     $ 61,950,915    $ 27,870,279
       Inventories                 2,455,665        (4,776,701)     (6,476,370)
       Prepaid expenses           (1,195,251)        1,492,252      (1,173,102)
       Accounts payable          (20,704,301)       65,855,438     (29,534,741)
       Accrued expenses           11,858,781         8,138,855      20,838,166
       Other, net                 (2,469,960)       (2,784,670)     (1,251,626)
                                ------------      ------------    ------------
                                $(30,192,943)     $129,876,089    $ 10,272,606
                                ============      ============    ============

     Cash payments for interest were $17,907,834, $20,758,285 and $8,957,931 for 2000, 1999 and 1998, respectively. Cash payments for income taxes were $2,534,009, $2,719,806, and $2,533,809 for 2000, 1999 and 1998,
     respectively.

     During fiscal 2000, noncash transactions included a $2,655,204 transfer of other assets to property, plant and equipment. During fiscal 1999, noncash transactions included the assumption of liabilities in connection with the Gold Kist transaction totaling $9,793,404. During fiscal 1998, noncash transactions included the assumption of patronage refund allocations from MLE totaling $2,683,000.


17.  Merger:
     ------

     On April 1, 1998, Southern States completed a merger with MLE Marketing, a livestock marketing cooperative headquartered in East Lansing, Michigan. MLE Marketing operates livestock dealer and auction markets in Indiana, Kentucky, Michigan and Ohio. The merger constituted a tax-free reorganization and has been accounted for using the purchase method under Accounting Principles Board Opinion No. 16 ("APB 16"). The acquisition of MLE was completed for approximately $3.5 million. In that connection, the Company issued 60,664 shares (par value $60,664) of its common stock to the former members of MLE and assumed patronage refund allocations issued in prior years to MLE members in the amount of $2,683,000. Pro forma results of operations for the year ended June 30, 1998 as if the acquisition of MLE occurred as of the beginning of the respective period is not presented, as the effect is not material.

     The fair value of the assets acquired and liabilities assumed is summarized follows (in thousands):

               Current assets                         $ 23,290
               Investments                              10,352
               Property, plant and equipment             7,680
               Other noncurrent assets                   4,389
               Current liabilities                     (33,251)
               Long-term liabilities                    (8,963)
                                                      --------
                                                      $  3,497
                                                      ========

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                               _________________


18.  Acquisition of Gold Kist Inc.:
     -----------------------------

     On October 13, 1998, the Company purchased the Gold Kist Inputs Business of Gold Kist Inc. ("Gold Kist"), a Georgia cooperative marketing association. The net assets purchased included certain inventory, real property, personal property, and certain accounts receivable, other assets, and certain liabilities. The initial estimated net purchase price of $218 million, (net of liabilities assumed of approximately $21.5 million and subject to a final purchase price adjustment) was financed utilizing a bridge loan facility. This acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to inventory, accounts receivable and property plant and equipment based on estimated fair values at the date of acquisition, pending final determination of certain acquired balances. The Gold Kist Inputs Business' results of operations have been included in the Company's consolidated statement of operations since the date of acquisition.

     In connection with the purchase transaction, the Company delivered to Gold Kist a post-closing statement of net asset value (the "Post-Closing Valuation") prepared pursuant to the terms of the purchase agreement (the "Agreement"). The final purchase price as determined by the Company pursuant to the adjusted Post-Closing Valuation was approximately $198 million compared to an initial estimated purchase price (after deducting the $10 million hold back provided for in the Agreement) of $218 million. Taking into account certain agreed upon adjustments, the Company's Post-Closing Valuation resulted in a repayment by Gold Kist to the Company of approximately $21 million on September 3, 1999, with interest from the closing date. The difference between the initial estimated purchase price as determined by the pre-closing valuation and the Company's determination of the final purchase price as shown by the adjusted Post-Closing Valuation was principally due to the Company not purchasing certain accounts receivable that were included in the initial purchase price.

     The following unaudited pro forma consolidated results of operations assumes that the purchase of Gold Kist had occurred at the beginning of each respective year. The unaudited pro forma consolidated results are presented for informational purposes only and do not purport to be indicative of the Company's future consolidated results of operations.


                                    Year Ended        Year Ended
                                   June 30, 1999     June 30, 1998
                                   -------------     -------------
   Revenues                       $1,457,867,492    $1,603,828,518
                                  ==============    ==============
   Loss on operations             $   (5,190,846)   $   (3,161,249)
                                  ==============    ===============
   Net loss                       $   (8,108,864)   $     (544,363)
                                  ==============    ===============

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                                _______________


19.   Quarterly Results of Operations:
      The Company's unaudited quarterly results of operations were as follows:


                                                                              Fiscal 2000 Quarters
                                                                              --------------------

                                                  September 30           December 31           March 31              June 30
                                              ------------------    ------------------    -----------------    -----------------
Sales and other operating revenue                $287,004,953            $300,409,858         $443,066,594         $516,598,852

Gross margin                                       54,914,535              62,487,785           80,793,001           92,576,258

 Net (loss) savings                                (4,604,498)             (5,559,835)           3,642,444           11,485,919



                                                                              Fiscal 1999 Quarters
                                                                              --------------------

                                                  September 30          December 31            March 31              June 30
                                              ------------------    ------------------    -----------------    -----------------

 Sales and other operating revenue               $210,892,909            $227,216,075         $413,901,376         $514,349,132

 Gross margin                                      34,970,645              55,436,515           72,705,734           88,464,073

 Net (loss) savings                                (8,081,367)             (7,510,864)           2,663,564           10,853,902

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                              ____________________

20. Segment Information:
    -------------------

    The Company has six reporting segments or divisions: Crops, Feed, Petroleum, Retail Farm Supply, Farm and Home, and Marketing. The crops segment procures, manufactures, processes and distributes fertilizer, seed and crop protection products. The feed segment procures and manufactures dairy, livestock, equine, poultry, pet and aquacultural feeds. The petroleum segment distributes all grades of gasoline, kerosene, fuel oil, propane and other related petroleum products. The retail farm supply segment distributes agricultural supplies through approximately 300 Company owned and managed member cooperatives. The farm and home segment distributes farm and home products through wholesale and retail centers. The marketing segment purchases corn, soybean, wheat, barley and livestock from its members and markets these products.

    The Company evaluates performance based upon operating profit or loss. Interest expense is allocated to each of the segment assets employed but excluding the allocation of general overhead. The Company accounts for intersegment sales at current market prices.

    The following table presents information about the Company's reported segment profit and segment assets as well as the reconciliation of reportable segment revenues, operating profit and assets to the Company's consolidated totals.


2000
                                                                                     Retail          Farm
                                         Crops          Feed         Petroleum     Farm Supply     and Home    Marketing
                                         -----          ----         ---------     -----------     --------    ---------
Revenues from external customers      $ 212,643,134  $ 178,214,994  $ 276,714,307  $ 592,157,165  $ 208,308,553  $ 76,158,831
Intersegment revenues                   306,737,423     75,438,068     22,430,296              -     59,828,697     7,165,656
Interest expense                          5,498,735      2,561,900        941,023     15,541,747      3,002,249     1,693,522
Depreciation and amortization             1,972,537      3,550,477      2,016,550      9,983,348      2,176,661     1,506,822
Profit                                   15,435,780      9,997,562      9,334,129      2,817,132      7,674,046      (943,688)
Assets                                  126,912,607     47,267,829     37,166,734    193,089,115     72,446,075    50,511,192
Capital expenditures                      2,311,895      2,819,688      3,040,772      7,230,047      6,420,484     4,666,935

1999
                                                                                     Retail          Farm
                                         Crops          Feed         Petroleum     Farm Supply     and Home    Marketing
                                         -----          ----         ---------     -----------     --------    ---------

Revenues from external customers      $ 193,745,243  $ 181,287,240  $ 165,645,121  $ 532,287,286  $ 209,563,533  $ 79,637,454
Intersegment revenues                   285,085,607     70,473,727     13,663,909              -     51,301,878     6,871,948
Interest expense                          4,175,956      2,676,378      1,218,823     11,747,410      3,046,888     1,220,555
Depreciation and amortization             1,821,066      2,984,380      1,985,752      9,080,996      2,011,605     1,371,066
Profit                                   12,422,440     11,825,694          5,867       (518,604)     8,326,288      (380,799)
Assets                                  117,705,461     47,542,388     36,378,354    197,754,505     69,022,499    46,421,387
Capital expenditures                      3,774,689      3,695,269         35,209     21,574,003        345,728     2,354,457


2000
                                          Other          Total
                                          -----          -----
Revenues from external customers      $   2,883,273  $  1,547,080,257
Intersegment revenues                             -       471,600,140
Interest expense                         (1,376,659)       27,862,517
Depreciation and amortization             4,248,120        25,454,515
Profit                                     (707,008)       43,607,953
Assets                                  150,090,002       677,483,554
Capital expenditures                      5,142,692        31,632,513


1999
                                          Other          Total
                                          -----          -----

Revenues from external customers      $   4,193,615  $  1,366,359,492
Intersegment revenues                       794,754       428,191,823
Interest expense                          4,327,119        28,413,129
Depreciation and amortization             3,139,151        22,394,016
Profit                                   (1,169,078)       30,511,808
Assets                                  166,923,095       681,747,689
Capital expenditures                     14,824,577        46,603,932

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

1998
                                                                                       Retail           Farm
                                           Crops           Feed        Petroleum     Farm Supply       and Home     Marketing
                                           -----           ----        ---------     -----------       --------     ---------
Revenues from external customers        $154,825,265   $145,581,994   $193,097,559   $336,259,693   $196,116,317   $94,516,837
Intersegment revenues                    156,898,258     62,314,122     17,555,622              -     40,404,007     8,876,637
Interest expense                           2,461,380      1,805,800      1,488,294      6,570,858      2,965,678      (191,898)
Depreciation and amortization              1,315,274      2,107,916      2,057,166      6,594,762      1,844,868       910,256
Profit                                    16,865,664      6,120,676      1,650,180      4,855,530      5,966,802     1,781,884
Assets                                    55,508,563     34,270,787     35,634,480    104,946,956     69,168,805    51,698,503
Capital expenditures                       1,102,859      3,046,937      2,499,106     14,372,371      2,380,587       820,786

1998

                                               Other           Total
                                               -----           -----
Revenues from external customers          $  2,888,853    $1,123,286,518
Intersegment revenues                          711,122       286,759,768
Interest expense                             1,759,261        16,859,373
Depreciation and amortization                2,781,630        17,611,872
Profit                                        (526,980)       36,713,756
Assets                                     111,068,346       462,296,440
Capital expenditures                         9,682,022        33,904,668

     The following is a reconciliation of reportable segment profit to the Company's consolidated totals.

                                                                  2000             1999             1998
Total profit for reportable segments                          $ 43,607,953     $ 30,511,808     $ 36,713,756
General corporate overhead                                     (37,876,180)     (31,961,458)     (23,143,300)
                                                              ------------     ------------     ------------
Savings (loss) before income tax expense (benefit),
   undistributed savings (loss) in Statesman Financial
   Corporation and cumulative effect of change in
   accounting method                                          $  5,731,773     $ (1,449,650)    $ 13,570,456
                                                              ============     ============     ============

          SOUTHERN STATES COOPERATIVE, INCORPORATED AND SUBSIDIARIES

                               _________________

21.  Change in Accounting Method:
     ---------------------------

     Effective July 1, 1999, Southern States changed its method of accounting for its investment in the Southern States Insurance Exchange (the "Insurance Exchange") and began recognizing operating results on this investment on a quarterly basis. The cumulative effect of this change in accounting method was to increase net savings $1.6 million, net of income taxes of approximately $1.0 million, for the year ended June 30, 2000. Prior to the accounting change, Southern States' portion of the annual earnings relating to the Insurance Exchange, which year ends on December 31, were recognized in Southern States' third quarter, which ends March 31. Although this method was acceptable under accounting rules for agricultural cooperatives, Southern States believes the new method is preferable because operating results relating to the Insurance Exchange are more appropriately matched with the period in which the revenue is earned.

     Pro forma amounts assuming the change in application of accounting method applied retroactively.



                                       Year Ended
                         June 30, 2000            June 30, 1999
                         -------------            -------------

     Net savings (loss)    $3,382,703              ($2,107,055)
                           ==========              ===========


22.  Subsequent Event:
     ----------------

     On July 31, 2000, Southern States consummated an agreement with Agway Inc. ("Agway") of De Witt, NY under which Southern States acquired the right to provide product distribution and marketing services to Agway's network of approximately 500 independent consumer dealers in the northeastern United States. The total purchase price paid to Agway by Southern States was approximately $22.4 million which was allocated as discussed in the following two sentences. Under the agreement Southern States assumed Agway's existing lease obligations on two regional distribution centers and office space totaling $6.2 million and purchased Agway's existing inventory at the distribution centers for a purchase price of approximately $8.2 million. Southern States also purchased Agway's existing current accounts receivable due from the Agway dealer network for a purchase price of approximately $13.4 million. In addition, Southern States purchased various pieces of distribution center equipment and other related personal property totaling $.8 million in the transaction. Under the terms of the agreement, the Company also will assume all related dealer marketing, development, operations, distribution and logistics associated with that business. Through this transaction, Southern States has extended the geographic scope of its farm and home business into the northeastern United States.

                         Independent Auditors' Report

The Board of Directors
Gold Kist Inc.:
Southern States Cooperative, Incorporated:

   We have audited the accompanying statements of operations and cash flows of the Inputs Business (as defined in Note 1) of Gold Kist Inc. and subsidiaries (the "Company") for the year ended June 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   The accompanying financial statements of the Company's Inputs Business to be sold to Southern States Cooperative, Inc. were prepared pursuant to the Asset Purchase Agreement described in Note 1, and are not intended to be a complete presentation of the Inputs Business's results of operations and cash flows as if the Inputs Business had operated as a stand-alone company.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of the Inputs Business of Gold Kist Inc. and subsidiaries for the year ended June 27, 1998, pursuant to the Asset Purchase Agreement described in Note 1, in conformity with generally accepted accounting principles.

                                                              KPMG LLP

Atlanta, Georgia
August 26, 1998

                       INPUTS BUSINESS OF GOLD KIST INC.

                            STATEMENT OF OPERATIONS

                            (Amounts in Thousands)

                                                         Year Ended
                                                         June 27, 1998
                                                         -------------

Net sales.............................................    $ 480,542

Cost of sales.........................................      393,711
                                                           ---------

    Gross margin......................................       86,831

Distribution, administrative and general expenses.....      105,291
                                                           ---------

    Net operating loss................................      (18,460)
                                                           ---------

Other income (deductions):............................

    Interest income...................................       10,041

    Interest expense..................................      (12,675)

    Miscellaneous, net................................        1,169
                                                           ---------

        Total other deductions........................       (1,465)
                                                           ---------

    Loss before income taxes..........................      (19,925)

Income tax benefit (note 6)...........................        7,576
                                                           ---------

    Net loss..........................................     $(12,349)
                                                           =========



                See accompanying notes to financial statements.

                       INPUTS BUSINESS OF GOLD KIST INC.

                            STATEMENT OF CASH FLOWS

                             (Amounts in Thousands)

                                                                 Year Ended
                                                               June 27, 1998
                                                               -------------
Cash flows from operating activities:
Net loss....................................................      $(12,349)
Non-cash items included in net loss:
   Depreciation and amortization............................         6,188
   Allowance for doubtful accounts..........................         5,773
   Gains on sales of assets.................................          (475)
   Equity in loss of limited liability corporation..........           481
   Other....................................................           (34)
Changes in operating assets and liabilities:
   Receivables..............................................        (8,334)
   Crop notes receivable....................................       (10,746)
   Inventories..............................................        (7,623)
   Other current assets.....................................           564
   Accounts payable and accrued expenses....................         9,166
                                                                  --------

      Net cash used in operating activities.................       (17,389)
                                                                  --------

Cash flows from investing activities:
   Acquisitions of investments..............................        (1,673)
   Acquisitions of property, plant and equipment............        (4,729)
   Proceeds from disposals of property, plant and equipment.           871
   Other....................................................          (367)
                                                                  --------

      Net cash used in investing activities.................        (5,898)
                                                                  --------

Cash flows from financing activities:
   Principal payments of long-term debt.....................          (232)
   Net transfers form Gold Kist Inc.........................        23,519
                                                                  --------
      Net cash provided by financing activities.............        23,287
                                                                  --------
      Net change in cash and cash equivalents...............            --

Cash and cash equivalents at beginning of year..............            --
                                                                  --------

Cash and cash equivalents at end of year....................      $     --
                                                                  ========

Supplemental disclosure of cash flow data:
Cash paid during the year for:
   Interest paid to third parties...........................      $    468
                                                                  ========
   Income taxes (note 6)....................................      $     --
                                                                  ========


                See accompanying notes to financial statements.

                       INPUTS BUSINESS OF GOLD KIST INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 June 27, 1998

                         (Dollar Amounts in Thousands)


(1)  Basis of Presentation

     Gold Kist Inc. ("Gold Kist" or "Company") and Southern States Cooperative, Incorporated ("Southern States") have entered into an Asset Purchase Agreement (the "Agreement"), dated as of July 23, 1998, pursuant to which the Company has agreed to sell and assign, and Southern States has agreed to purchase and assume, the assets and certain of the liabilities of the Company's agricultural inputs business. The affected assets include substantially all of the assets of the Company's Agri-Services segment, as well as certain crop notes receivable of AgraTrade Financing, Inc., the Company's wholly-owned finance subsidiary (such businesses and certain other assets to be acquired are referred to as the "Inputs Business"). The Agri-Services segment purchases, manufactures and processes fertilizers, agricultural chemicals, seeds, pet foods, feed and animal health products and other farm supply items for distribution and sale at wholesale and retail. Additionally, the segment serves as a contract procurement agent for and storer of farm commodities such as soybeans, grain and peanuts and is engaged in cotton processing and storage.

     The financial statements are not intended to be a complete presentation of the results of operations and cash flows as if the Inputs Business had operated as a stand-alone company. Intercompany transactions within the Inputs Business have been eliminated. The accompanying financial statements present the results of operations and cash flows of the Inputs Business, based upon the structure of the transaction as described in the Agreement. The transaction as set forth in the Agreement is hereinafter referred to as the Acquisition.

     Gold Kist provides various services to the Inputs Business including, but not limited to, facilities management, information systems processing, corporate protection and risk management, payroll and employee benefits administration, auditing and financial reporting, credit, engineering, and government and public relations services. Gold Kist allocates these expenses and all other central operating costs, first on the basis of direct usage when identifiable, with the remainder allocated among Gold Kist's businesses on the basis of their respective assets, revenues, headcount, or other measures. In the opinion of management of Gold Kist, these methods of allocated costs are reasonable. These expenses totaled $5.4 million in 1998.

     The Inputs Business has been financed by operating cash flow and advances from Gold Kist. Gold Kist has allocated interest expense to the Inputs Business based upon net operating assets employed at interest rates that approximate market. Interest expense charged to the Inputs Business for 1998 was $12.2 million.

     Sales of animal feeds from the Inputs Business to Gold Kist approximated $6.0 million in 1998. The Inputs Business recorded cotton procurement commission revenue from Gold Kist of $95 for 1998. These amounts have been included in the statement of operations.

     The Inputs Business participates in a centralized cash management system wherein cash receipts are transferred to and cash disbursements are funded by Gold Kist.

     Significant accounting policies are designated below as an integral part of the notes to financial statements to which the policies relate.

                       INPUTS BUSINESS OF GOLD KIST INC.

                                 June 27, 1998

                         (Dollar Amounts in Thousands)


     (a)  Fiscal Year

          Gold Kist employs a 52/53 week fiscal year. The financial statements for 1998 reflect 52 weeks.

     (b)  Use of Estimates

          Management of Gold Kist has made a number of estimates and assumptions to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

     (c)  Depreciation

          Depreciation of plant and equipment is calculated by the straight-line method over the estimated useful lives of the respective assets (buildings and improvement--10 to 25 years, machinery and equipment--4 to 10 years).

     (d)  Goodwill

          In 1997, Gold Kist acquired a cotton gin at Morven, Georgia that is included in the Inputs Business. The cash purchase price totaled $1.7 million. Of this amount, $423 of goodwill was recorded to reflect the excess of cash prices for these businesses over the fair values of their net assets. The goodwill for this acquisition is being amortized on a straight-line basis over a 15 year period.

(2)  Crop Notes Receivable

     The Inputs Business issues crop notes receivables to farmers and third party agricultural inputs dealers which are generally secured by crop liens and bear interest at variable rates based on the prime lending rate. The increase in the bad debts provision on crop notes receivable for the year ended June 27, 1998 reflects the increase in the age of outstanding crop notes and a deterioration in the credit quality of specific crop notes. These factors were primarily the result of poor crop yields and low farm commodity prices during 1998. An allowance for doubtful notes has been recorded, the activity of which is summarized as follows:


                                          Year Ended
                                        June 27, 1998
                                        --------------
  Allowance for doubtful notes -
       beginning of the fiscal year...      $ 2,706

  Bad debts provisions on crop
        notes receivable..............        6,798

  Write-off of crop notes receivable..       (2,688)
                                            -------

  Allowance for doubtful notes -
       end of the fiscal year.........      $ 6,816
                                            =======

                       INPUTS BUSINESS OF GOLD KIST INC.

                                 June 27, 1998

                         (Dollar Amounts in Thousands)


(3)  Futures and Options Transactions

     Gold Kist on behalf of the Inputs Business engages in commodity futures and options transactions to manage the risk of adverse price fluctuations with regard to its animal feed ingredient purchases. Gains and losses on futures contracts are recognized when closed. Option contracts are valued at fair market value. Gains or losses on futures and options transactions are included as a part of product cost. Cost of sales for the fiscal year ended June 27, 1998 include losses on futures and options transactions of $4.1 million.

(4)  Investments

     At June 27, 1998, Gold Kist had a $28.8 million investment in CF Industries, Inc., a major fertilizer cooperative, that is not included in the acquisition. The Inputs Business Statement of Operations includes patronage refunds from CF Industries, Inc. of $3.7 million for 1998. These patronage refunds are reflected as a reduction in cost of sales.

(5)  Rent Expense

     Total rental expense on operating leases was $12.0 million in 1998.

(6)  Income Taxes

     The operations of the Inputs Business are included in the consolidated income tax returns of Gold Kist. All income tax payments are made by Gold Kist and are not allocated to the Inputs Business. Pursuant to the Agreement, Gold Kist will retain all income tax liabilities and rights to all tax refunds relating to operations prior to the closing date of the acquisition. The statement of operations reflects management's estimates of income tax benefit using effective federal and state statutory rates as if the Inputs Business was operated as a stand-alone company. As Gold Kist manages its tax position on a consolidated basis, which takes into account the results of all of its operations, the Inputs Business's effective tax rate could vary in the future from that reported in the accompanying statement of operations. The Inputs Business's future effective tax rate will largely depend on Southern States' structure and tax strategies.

     The components of the income tax benefit were as follows:

                                                  June 27, 1998
                                                  -------------
Current:
--------
     Federal                                           $(5,007)
     State                                                (698)
                                                       -------
                                                        (5,705)
                                                       -------
Deferred:
---------
     Federal                                            (1,701)
     State                                                (170)
                                                       -------
                                                        (1,871)
                                                       -------
                                                       $(7,576)
                                                       =======

     The effective tax rates were different from the United States statutory rates for the reasons set forth below:

                                                  June 27, 1998
                                                  -------------

Computed expected income tax benefit                    $(6,974)
Effect of state income taxes                               (433)
Other                                                      (169)
                                                         -------
                                                        $(7,576)
                                                         =======

                       INPUTS BUSINESS OF GOLD KIST INC.

                                 June 27, 1998

                         (Dollar Amounts in Thousands)


(7)  Profit Sharing and Retirement Plans

     The Inputs Business participates in various incentive plans provided by Gold Kist for its employees, including a voluntary profit sharing and investment plan, as well as an annual incentive plan for key employees. The Inputs Business also participates in Gold Kist's two noncontributory defined benefit pension plans, as well as a retiree health care benefit plan. All obligations and liabilities of these plans associated with Inputs Business will be retained by Gold Kist.

     The costs of these plans have been allocated by Gold Kist to the Inputs business based upon either plan participation, unit profitability or relative payroll costs. Total benefit plan costs charged to the Inputs Business operations were $1.1 million for 1998.

                       INPUTS BUSINESS OF GOLD KIST INC.

                           STATEMENTS OF OPERATIONS

                            (Amounts in Thousands)

                                  (Unaudited)



                                                                      Three Months Ended
                                                       -----------------------------------------
                                                         September 26, 1998   September 27, 1997
                                                        -------------------  -------------------
Net sales..........................................          $   91,508          $   104,735
Cost of sales......................................              78,506               91,495
                                                             ----------          -----------
 Gross margin......................................              13,002               13,240
Distribution, administrative and general expenses..              22,054               22,444
                                                             ----------          -----------
 Net operating loss................................              (9,052)              (9,204)
Other income (deductions):
 Interest income...................................               3,209                2,972
 Interest expense..................................              (3,994)              (3,168)
 Miscellaneous, net................................                 171                  753
                                                             ----------          -----------
     Total other income (deductions)...............                (614)                 557
                                                             ----------          -----------
 Loss before income taxes..........................              (9,666)              (8,647)
Income tax benefit (note 2)........................               3,625                3,288
                                                             ----------          -----------
 Net loss..........................................          $   (6,041)         $    (5,359)
                                                             ==========          ===========

                See accompanying notes to financial statements.

                       INPUTS BUSINESS OF GOLD KIST INC.

                           STATEMENTS OF CASH FLOWS

                            (Amounts in Thousands)

                                  (Unaudited)

                                                                               Three Months Ended
                                                                               -------------------
                                                                   September 26, 1998   September 27, 1997
                                                                   -------------------  -------------------
Cash flows from operating activities:
 Net loss..................................................            $ (6,041)                $ (5,359)
 Non-cash items included in net loss:
  Depreciation and amortization............................               1,592                    1,520
  Allowance for doubtful accounts..........................                (828)                     292
  (Gains) losses on sales of assets........................                  11                     (396)
  Other....................................................               1,062                       30
 Changes in operating assets and liabilities:
  Receivables..............................................              25,692                   17,428
  Crop notes receivable....................................              (6,996)                  (7,017)
  Inventories..............................................              13,840                    8,233
  Other current assets.....................................                 408                   (3,068)
  Accounts payable and other current liabilities...........             (38,535)                 (24,348)
                                                                       --------                 --------
   Net cash used in operating activities...................              (9,795)                 (12,685)
                                                                       --------                 --------
Cash flows from investing activities:
 Acquisitions of property, plant and equipment.............                 (21)                  (2,270)
 Proceeds from disposals of property, plant and equipment..                  56                      594
                                                                       --------                 --------
    Net cash provided by (used in) investing activities....                  35                   (1,676)
                                                                       --------                 --------
Cash flows from financing activities:
 Principal payments of long-term debt......................                 (52)                     (47)
 Net transfers from Gold Kist Inc..........................               9,812                   14,409
                                                                       --------                 --------
    Net cash provided by financing activities..............               9,760                   14,362
                                                                       --------                 --------
    Net change in cash and cash equivalents................                   -                        -
Cash and cash equivalents at beginning of period...........                   -                        -
                                                                       --------                 --------
Cash and cash equivalents at end of period.................            $      -                 $      -
                                                                       ========                 ========

Supplemental disclosure of cash flow data:
Cash paid during the period for:
  Interest paid to third parties...........................            $     87                 $    117
                                                                       ========                 ========
  Income taxes (note 2)....................................            $      -                 $      -
                                                                       ========                 ========


                See accompanying notes to financial statements.

                       INPUTS BUSINESS OF GOLD KIST INC.

                         NOTES TO FINANCIAL STATEMENTS

                            (Amounts in Thousands)

                                  (Unaudited)


1. Gold Kist Inc. ("Gold Kist" or "Company") and Southern States Cooperative, Incorporated ("Southern States") have entered into an Asset Purchase Agreement (the "Agreement"), dated as of July 23, 1998, pursuant to which the Company has agreed to sell and assign, and Southern States has agreed to purchase and assume, the assets and certain of the liabilities of the Company's agricultural inputs business. The affected assets include substantially all of the assets of the Company's Agri-Services segment, as well as certain crop notes receivable of AgraTrade Financing, Inc., the Company's wholly-owned finance subsidiary (such businesses and certain other assets to be acquired are referred to as the "Inputs Business"). The Agri-Services segment purchases, manufactures and processes fertilizers, agricultural chemicals, seeds, pet foods, feed and animal health products and other farm supply items for distribution and sale at wholesale and retail. Additionally, the segment serves as a contract procurement agent for and storer of farm commodities such as soybeans, grain and peanuts and is engaged in cotton processing and storage.

    The financial statements are not intended to be a complete presentation of the results of operations and cash flows as if the Inputs Business had operated as a stand-alone company. Intercompany transactions within the Inputs Business have been eliminated. The accompanying financial statements present the results of operations and cash flows of the Inputs Business, based upon the structure of the transaction as described in the Agreement. The transaction as set forth in the Agreement is hereinafter referred to as the Acquisition.

    The accompanying unaudited financial statements reflect the accounts of the Inputs Business of Gold Kist Inc. ("Inputs Business"). All significant intercompany transactions have been eliminated. Due to the seasonality of the Inputs Business, results of operations for interim periods are not necessarily indicative of results for the entire year.

    In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the results of operations and cash flows.

2. The operations of the Inputs Business are included in the consolidated income tax returns of Gold Kist. All income tax payments are made by Gold Kist and are not allocated to the Inputs Business. The statements of operations reflect management's estimates of income tax benefit using effective federal and state statutory rates as if the Inputs Business was operated as a stand-alone company. As Gold Kist manages its tax position on a consolidated basis, which takes into account the results of all of its operations, the Inputs Business's effective tax rate could vary in the future from that reported in the accompanying statements of operations. The Inputs Business's future effective tax rate will largely depend on Southern States's structure and tax strategies.

================================================================================

You should rely only on the information contained in this prospectus or other information to which this prospectus refers. Southern States has not authorized anyone to provide you with information that is different. Southern States is not making an offer of the Senior Notes in any state where the offer is not permitted. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, the Senior Notes offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.


                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary......................................................    1
Risk Factors............................................................    6
Use of Proceeds.........................................................   10
Selected Historical Consolidated Financial Information..................   11
Management's Discussion and Analysis of Financial Condition and Results
   of Operations........................................................   15
Southern States.........................................................   34
Business of Southern States.............................................   39
Management..............................................................   56
Description of the Senior Notes.........................................   70
Plan of Distribution....................................................   82
Absence of Public Market, Redemption and Market Risk....................   83
Legal Matters...........................................................   84
Experts.................................................................   84
Available Information...................................................   84
Disclosure Regarding Forward Looking Statements.........................   85
Index to Financial Statements...........................................  F-1

================================================================================


================================================================================


                                  $50,000,000



                            [Southern States Logo]



                                 SENIOR NOTES

                                   Due From
                           Six Months to Seven Years
                             From Date of Issuance



                            ______________________

                                  Prospectus

                            ______________________



                             ____________ __, 2000



================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses to be incurred by Southern States in connection with the issuance and distribution of the Senior Notes to be offered. All amounts are estimates except for the SEC registration fee:


     Registration under the Securities Act of 1933, as amended..  $ 13,200
     Accounting Fees and Expenses...............................   250,000
     Blue Sky Fees and Expenses.................................    16,000
     Legal Fees and Expenses....................................   300,000
     Trustee Fees...............................................    10,000
     Printing and Engraving Expenses............................   100,000
     Miscellaneous..............................................    60,800
                                                                  --------
          Total.................................................  $750,000
                                                                  ========

Item 14.  Indemnification of Directors and Officers

     Sections 13.1-698 and 13.1-702 of the Code of Virginia (1950) (the "Code") provide that, unless limited by its articles of incorporation, a corporation shall indemnify a director or officer who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding. Further, under Sections 13.1-697 and 13.1-702 of the Code, a corporation may indemnify an individual made a party to a proceeding because he is or was a director or officer against reasonable expenses incurred in the proceeding if (i) he conducted himself in good faith, and (2) he believed, in the case of conduct in his official capacity with the corporation that his conduct was in its best interests and, in all other cases, that his conduct was at least not opposed to its best interests, and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Such indemnification is not permissible however, (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (b) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

     Article D of the Restated Articles of Incorporation of Southern States reads as follows:

               The Association shall indemnify any person who was or is a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Association, or is or was serving at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the full extent permitted under Title 13.1 of the Code of Virginia, as the same may be amended from time to time, and under any other controlling statutes or regulation whether Federal or State. Such indemnification shall be in addition to, and not in limitation of, any other indemnity required by law or agreement.


     The Company maintains a Directors and Officers Liability Insurance Policy (the "Policy") in place with Federal Insurance Company which provides coverage for the Company and for directors and officers of the Company against certain damages and expenses relating to claims against them caused by negligent acts, errors or omissions. The Policy is a "claims made" policy with a $ 15,000,000 policy aggregate.


Item 15.  Recent Sales of Unregistered Securities

     During the three fiscal years ended June 30, 2000, the Company issued the following:

     A.  Southern States Membership Common Stock. Southern States' common stock
         ---------------------------------------
is membership common stock, issued at a price equal to its $1.00 par value per share. Southern States' membership common stock, notwithstanding a 6% dividend feature, does not have characteristics typical of an investment security. As an agricultural cooperative, voting rights in the Company are per capita, regardless of the number of shares of membership common stock held; there is no opportunity for capital appreciation, as shares are issued at par ($1.00 per share) and are redeemable at par; there is no trading market in such shares as they are subject to significant transfer restrictions. Pursuant to the requirements of the Agricultural Cooperative Association Act of Virginia and the Articles of Incorporation and Bylaws of Southern States, its issuance and transfer is limited to bona fide producers of agricultural products and cooperative associations that are owned and controlled by such producers who use the services or supplies of Southern States. An agricultural producer who qualifies for membership but is not already a member will automatically receive the first $1.00 of any patronage refund in the form of one share of membership common stock. Southern States is of the opinion that its membership common stock should not be considered a security within the meaning of the federal securities laws, but is nevertheless providing the information below to comply with the requirements of this Item 15 under a contrary view.

     1.   Issuance of Shares of Membership Common Stock to Managed Local
          --------------------------------------------------------------
Cooperatives in Lieu of Cash Refunds of Patronage Refund Allocations.
-----------------------------------------------------------------------

          (a)  Securities Issued.  During the fiscal year ended June 30, 1998,
               -----------------
the Company issued an aggregate of 803,329 shares of its membership common stock to 66 managed local cooperatives, all of which are managed by the Company under uniform management contracts and all of which operate as an integral part of the Southern States cooperative distribution system. See "Southern States--The Southern States Distribution System--Managed Local Cooperatives" in the Prospectus included as Part I of this registration statement. The shares of membership stock issued in 1998 were issued in lieu of cash payments made on the Company's patronage refund allocations previously distributed to patrons for the fiscal year ended June 30, 1976. See "Southern States--Cooperative Structure-- Patronage Refunds" in the Prospectus included as Part I of this registration statement.

          (b) Underwriters and Other Purchasers.  No underwriters were involved.
              ---------------------------------
See (a) above.


          (c) Consideration.  The shares were issued at par value ($1.00 per
              -------------
share) in lieu of an equivalent dollar amount otherwise payable in cash upon revolvement of the Company's patronage refund allocations for the years in question.

          (d) Exemption from Registration Claimed.  The Company is of the
              -----------------------------------
opinion that even if its shares of membership common stock are considered to be securities for purposes of the Securities Act of 1933, the issuance of such shares was exempt from registration pursuant to Section 4(2) of the Securities Act in the circumstances described. The offer and sale of shares exchanged with the managed local cooperatives was made exclusively to a limited and clearly defined class of offerees, namely the 70 managed local cooperatives who operate under a management agreement with Southern States and who, by virtue of their relationship with Southern States, are familiar with and have access to complete information concerning the business and financial position of Southern States. The offer and sale was not made through any general advertisement or solicitation.


     2.   Issuance of Shares of Membership Common Stock to Agricultural
          -------------------------------------------------------------
Producers Who Wish to Qualify to Do Business with the Company on a Cooperative
------------------------------------------------------------------------------
Basis.
-----

          (a) Securities Issued.  During each of the fiscal years ended June 30,
              -----------------
1998, 1999 and 2000, the Company issued one (1) share of its membership common stock, $1.00 par value per share, to each of approximately 50 agricultural producers who purchased one share each in order to qualify for membership in the Company. Such transactions usually involved agricultural producers who did not wish to wait to receive a share of membership common stock in connection with a future patronage refund based upon business done with the Company.

          (b) Underwriters and Other Purchasers.  No underwriters were involved.
              ---------------------------------
See (a) above.

          (c) Consideration.  $1.00 per share.  See (a) above.
              -------------

          (d) Exemption from Registration Claimed. The Company is of the opinion
              -----------------------------------
that the issuance of one (1) share of its membership common stock, at a purchase price of $1.00, to persons wishing to qualify to do business with the Company on a cooperative basis, does not involve the issuance of a security for purposes of the Securities Act of 1933, and that even if such transactions are viewed as involving the issuance of a security, such transactions were exempt under Rule 504 of Regulation D. In no year during the three year period ending June 30, 2000, did the issuance of shares of membership common stock by the Company pursuant to Section 3(b) or in violation of Section 5(a) of the Securities Act exceed the aggregate $1 million limitation of Rule 504. The Company believes it complied with the requirements of Rule 504 in all material respects with respect to the issuance of these shares.

     3.   Issuance of Shares in Connection with Mergers of Managed Local
          --------------------------------------------------------------
Cooperatives into the Company.
-----------------------------

          (a) Securities Issued.  In the fiscal year ended June 30, 1998, the
              -----------------
Company issued approximately 4,120 shares of its membership common stock to members of two managed local cooperatives that were merged into the Company during that period.

          (b) Underwriters and Other Purchasers.  No underwriters were involved.
              ---------------------------------
See (a) above.

          (c) Consideration.  $1.00 per share.  See (a) above.
              -------------

          (d) Exemption from Registration Claimed. The Company is of the opinion
              -----------------------------------
that even if its shares of membership common stock are considered to be securities for purposes of the Securities Act of 1933, the issuance of such shares was exempt from registration under Rule 504 of Regulation D. The aggregate dollar amount of this offering, based upon the par value of the shares of membership common stock issued, was under $5,000. The Company believes all applicable requirements of Rule 504 were met. The Company filed a Form D with respect to these two transactions under cover of letter dated February 17, 1998.

     4.   Issuance of Shares in Connection with Merger of Michigan Livestock
          ------------------------------------------------------------------
Exchange with and into the Company.
----------------------------------

          (a) Securities Issued.  The Company has issued or will issue a maximum
              -----------------
of approximately 78,000 shares of its membership common stock to members of Michigan Livestock Exchange ("MLE"), a Michigan cooperative, in connection with the merger of MLE into the Company effective April 1, 1998. The merger agreement specified that each active member of MLE who held allocated equities of MLE at the time of the merger would receive one share of the Company's membership common stock in exchange for, and in lieu of, the first $1.00 of allocated equity held in MLE, which allocated equity was assumed by the Company in the merger.

          (b) Underwriters and Other Purchasers.  No underwriters were involved.
              ---------------------------------
See (a) above.


          (c) Consideration.
              -------------

              (i) One share of membership common stock, $1.00 par value, was issued or will be issued to each of approximately 38,000 members of MLE as described in (a) above as part of the consideration for the merger; there were no discounts or commissions. Members of MLE are required by law to own one share of the Company's membership common stock in order to be a member of the Company. Each share issued represents, and will be issued in lieu of, the first $1.00 of any allocated equity due to such member of MLE, which allocated equities were assumed by the Company in the merger.

               (ii) A maximum of approximately 40,000 of the shares referenced in (a) above will be on the basis of one share per member, to MLE members who were not due any allocated equity from MLE at the time of merger, in order to qualify such members of MLE for membership in the Company. The consideration is $1.00 per share which was deemed by the parties to the merger to have been paid as part of the merger consideration.

          (d) Exemption from Registration Claimed. The Company is of the opinion
              -----------------------------------
that even if its shares of membership common stock are considered to be securities for purposes of the Securities Act of 1933, the issuance of such shares was exempt from registration under Rule 504 of Regulation D, as the consideration for such shares was limited to $1.00 per share, or a maximum of approximately $78,000. The Company believes all requirements of Rule 504 were met. The Company filed a Form D with respect to this transaction under cover of letter dated February 17, 1998.

     B.   Southern States 6% Cumulative Preferred Stock.  Southern States' 6%
          ---------------------------------------------
cumulative preferred stock is issued at a price equal to its $100.00 par value.

          (a) Securities Issued.  During its fiscal years ended June 30, 1998,
              -----------------
1999 and 2000, the Company issued 424, 507 and 341 shares, respectively, of its 6% cumulative preferred stock to existing holders of such securities, in lieu of cash dividends thereon, pursuant to prior elections made by such holders to receive additional shares in lieu of cash dividends.

          (b) Underwriters and Other Purchasers.  No underwriters were involved.
              ---------------------------------
See (a) above.

          (c) Consideration.  Each of the shares referenced in (a) above was
              -------------
issued at par value, for $100.00 per share, in lieu of cash dividends in like amount.

          (d) Exemption from Registration Claimed.  The Company's 6% cumulative
              -----------------------------------
preferred stock was initially sold in 1970 pursuant to the exemption in Section 3(a)(5)(B) of the Securities Act. At that time, purchasers were given the option of electing to receive future dividends, if declared, in the form of cash or in additional shares of the same issue. The Company is of the opinion that the issuance of additional shares of its 6% cumulative preferred stock pursuant to such elections is not a sale of such securities within the meaning of Section 2(3) of the Securities Act. The Company relies on the interpretive ruling of the General Counsel of the SEC listed at 17 C.F.R. Section 231.929 (par. 1121 of the CCH Federal Securities Law Reports) in support of this position.

     C.   "Payment Plus" Debt Obligations.
           ------------------------------

          (a) Securities Issued.  On April 1, 1998, Michigan Livestock Exchange
              -----------------
("MLE"), a Michigan cooperative, merged into the Company. MLE has, for a number of years, operated a "Payment Plus" program under which farmers and other members of MLE who sell livestock to or through MLE, can elect to receive sales proceeds on a deferred basis. Such proceeds are payable upon demand of the MLE member, and are paid with interest at a specified rate. If not earlier paid, such obligations are paid 12 months after the date of the livestock sale transaction that gave rise to such proceeds. The Payment Plus obligations of MLE, at the time of its merger into the Company, were secured by an irrevocable stand-by letter of credit issued by the St. Paul Bank for Cooperatives. MLE had outstanding Payment Plus indebtedness of approximately $14,000,000 at April 1, 1998, held by approximately 550 members of MLE. Payment Plus obligations became obligations of the Company upon the effective date of the merger. At June 30, 1998, 1999 and 2000, respectively, the Company had outstanding Payment Plus indebtedness of approximately $14 million, $14 million and $16 million held by approximately 500 patrons.

          (b) Underwriters and Other Purchasers.  No underwriters were involved.
              ---------------------------------
See (a) above.


          (c) Consideration.  Payment Plus obligations are interest-bearing debt
              -------------
obligations for livestock sales proceeds owed by MLE (now the Company) to members as a result of commercial transactions handled by MLE (now the Company).

          (d) Exemption from Registration Claimed.  Prior to its merger into the
              -----------------------------------
Company, MLE was a farmers' cooperative organization exempt from tax under section 521 of the Internal Revenue Code of 1954. Accordingly, if the Payment Plus obligations of MLE are viewed as securities, the Company is of the view they were exempt from registration pursuant to section 3(a)(5)(B) of the Securities Act of 1933. Upon the merger of MLE into the Company effective April 1, 1998, the Payment Plus obligations became obligations of the Company. Although the Payment Plus obligations (as obligations of the Company) no longer qualify for the exemption in section 3(a)(5)(B) of the 1933 Act, the Company has continued to maintain the bank letter of credit securing such obligations and, accordingly, is of the opinion that if such obligations constitute securities, they are exempt from registration by virtue of the exemption from registration provided by section 3(a)(2) of the 1933 Act.

     D.  Step-Up Rate Series B Cumulative Redeemable Preferred Stock and Step-Up
         -----------------------------------------------------------------------
Rate Capital Securities.
-----------------------

         (a) Securities Issued.  On October 5, 1999, the Company issued and sold
             -----------------
to Gold Kist Inc. ("Gold Kist") $40,000,000 aggregate liquidation amount of its Step-Up Rate Series B Cumulative Redeemable Preferred Securities. As part of the same transaction, Gold Kist purchased $60,000,000 aggregate liquidation amount of Step-Up Rate Capital Securities issued by Southern States Capital Trust I, a trust subsidiary of the Company.

         (b) Underwriters and Other Purchasers.  No underwriters were involved.
             ---------------------------------
Gold Kist was the sole purchaser of the preferred securities and the capital securities.

         (c) Consideration.  Gold Kist paid the Company and Southern States
              -------------
Capital Trust I a total of $100 million for the preferred securities and capital securities (or $98.6 million, net of a commitment fee Southern States paid to Gold Kist in connection with the sale).

         (d) Exemption from Registration Claimed.  The sale of securities to
             -----------------------------------
Gold Kist in October, 1999, was made pursuant to a fixed price commitment letter, dated October 13, 1998, between the Company and Gold Kist. The parties entered into the commitment letter in connection with the Company's acquisition from Gold Kist of its agriservices (or "inputs") business. See "Business of Southern States--Acquisition of the Gold Kist Inputs Business--Financing Commitment" in the prospectus constituting Part I of this registration statement. In entering into this commitment letter and making this sale of securities to Gold Kist, the Company relied on the exemption from federal registration contained in (S) 4(2) of the Securities Act of 1933.


Item 16.  Exhibits, Financial Statement Schedules

(A)  EXHIBITS

     An index of exhibits appears at page II-11 and is incorporated herein by reference.

(B)  FINANCIAL STATEMENT SCHEDULES

     Schedule II - Valuation and Qualifying Accounts and Report of Independent Public Accountants on Schedule II

     All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes included herein.

Item 17.  Undertakings

     A.   The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to its registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.   The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Southern States Cooperative, Incorporated has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, State of Virginia on October 5, 2000.

                              SOUTHERN STATES COOPERATIVE,
                               INCORPORATED

                              By: /s/  Wayne A. Boutwell
                                  ------------------------------
                                  Wayne A. Boutwell
                                  President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed for the following persons in the capacities indicated on October 5, 2000.


 /s/ Wayne A. Boutwell                           President and Chief
---------------------------
     Wayne A. Boutwell                            Executive Officer

 /s/ Jonathan A. Hawkins                       Senior Vice President and
---------------------------
     Jonathan A. Hawkins                         Chief Financial Officer

 /s/ Philip W. Miller                         Vice President and Controller
---------------------------
     Philip W. Miller


Michael W. Beahm, Cecil D. Bell, Jr., Floyd K. Blessing,
James E. Brady, Jr., Earl L. Campbell, Jere L. Cannon,
William F. Covington, Herbert A. Daniel, Jr., H. Michael Davis,
John B. East, George E. Fisher, R. Bruce Johnson,
James A. Kinsey, J. Wayne McAtee, Richard F. Price,
William Pridgeon, Curry A. Roberts, John Henry Smith,
James A. Stonesifer, William W. Vanderwende,
Raleigh O. Ward, Jr., Wilbur C. Ward, Charles A. Wilfong              Directors


   By:  /s/ N. Hopper Ancarrow, Jr.
       ------------------------------------
        N. Hopper Ancarrow, Jr.
        Attorney-In-Fact

                                 EXHIBIT INDEX
                           to Amendment No. 2 to the
                            Registration Statement
                                  on Form S-1

                   SOUTHERN STATES COOPERATIVE, INCORPORATED


Exhibit No.                  Description of Exhibit
-----------                  ----------------------


           ARTICLES OF INCORPORATION AND BYLAWS:

3.1*           (a)  Restated Articles of Incorporation of Southern States
                    Cooperative, Incorporated, effective July 30, 1998

               (b) Articles of Amendment, effective October 1, 1999, to Restated Articles of Incorporation of Southern States Cooperative, Incorporated

3.2* Bylaws of Southern States Cooperative, Incorporated, amended as of March 29, 1999

        INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
        INDENTURES:

4.1* Form of Indenture between Southern States Cooperative, Incorporated and First Union National Bank, dated ________, 2000

4.2* Form of Senior Notes for Southern States Cooperative, Incorporated (included as Exhibits A-K to Exhibit 4.1 above)

        Certain instruments relating to long-term debt not being registered have been omitted in accordance with Item 601(b) (4) (iii) of Regulation S-K. Registrant will furnish a copy of any such instrument to the Commission upon its request.


5** Opinion of Mays & Valentine, L.L.P. regarding the legality of the Senior Notes


        MATERIAL CONTRACTS:

10.1*     (a)  Asset Purchase Agreement between Gold Kist Inc. and Southern
               States Cooperative, Inc., dated July 23, 1998

          (b) Letter Agreement between Gold Kist Inc. and Southern States Cooperative, Inc., dated as of October 13, 1998, amending the Asset Purchase Agreement

          (c) Amendment to Asset Purchase Agreement, dated September 7, 1999, between Gold Kist Inc. and Southern States Cooperative, Inc.

          (d) Commitment Letter between Gold Kist Inc. and Southern States Cooperative, Inc., dated October 13, 1998

          (e) Letter Agreement between Gold Kist Inc. and Southern States Cooperative, Inc., dated as of March 25, 1999, amending the Commitment Letter

          (f) Purchase Agreement among Southern States Capital Trust I, Southern States Cooperative, Inc. and Gold Kist Inc., dated October 5, 1999

10.2*     (a)  Revolving Credit Agreement between Southern States Cooperative,
               Incorporated and CoBank, ACB, First Union National Bank,
               NationsBank, N.A. and various other lenders, dated January 12, 1999, as amended February 3, 1999

          (b) Consent Agreement between Southern States Cooperative, Incorporated and CoBank, ACB, First Union National Bank, NationsBank, N.A. and various other lenders, dated as of March 25, 1999, relating to the Revolving Credit Agreement, as amended February 3, 1999

          (c) Second Amendment to Revolving Credit Agreement and Consent Agreement between Southern States Cooperative, Incorporated and CoBank, ACB, First Union National Bank, Bank of America, N.A. and various other lenders, dated December 22, 1999

          (d) Third Amendment to Revolving Credit Agreement Southern States Cooperative, Incorporated and CoBank, ACB, First Union National Bank, Bank of America, N.A. and various other lenders, dated January 31, 2000

          (e) Consent Agreement between Southern States Cooperative, Incorporated and CoBank, ACB, First Union National Bank, Bank of America, N.A. and various other lenders, dated as of April 19, 2000, relating to the Revolving Credit Agreement, as amended January 31, 2000

10.3* Fourth Amended and Restated Financing Services and Contributed Capital Agreement between Southern States Cooperative, Incorporated and Statesman Financial Corporation, dated January 12, 2000

10.4*     (a)  Financing Services and Contributed Capital Agreement between
               Southern States Cooperative, Incorporated and Michigan Livestock
               Credit Corporation, dated April 1, 1998

          (b) Amendment to Financing Services and Contributed Capital Agreement between Southern States Cooperative, Incorporated and Michigan Livestock Credit Corporation, dated November 6, 1998 (included as
               Exhibit I to Exhibit 10.2(a) above)

          (c) Second Amendment to Financing Services and Contributed Capital Agreement between Southern States Cooperative, Incorporated and Michigan Livestock Credit Corporation, dated March 25, 1999

10.5*     (a)  Southern States Insurance Exchange Subscriber's Agreement and
               Power of Attorney, dated April 27, 1988

          (b) Agreement between Southern States Insurance States Underwriters, Incorporated, dated April 27, Exchange and Southern 1988

10.6*     (a)  Form of Management Agreement between Southern States Cooperative,
               Incorporated and various local managed cooperatives (listed in Attachment A to Exhibit 10.6(a))

          (b) Management/Operating Agreement between Orange-Madison Cooperative Farm Service, Inc. and Southern States Cooperative, Inc., dated March 1, 1991, as amended by Reclassification Agreement, dated September 1, 1991, as amended November 20, 1992, as amended April 1, 1993, as amended February 1, 1994, as amended May 1, 1994, as amended March 2, 1995

10.7*     (a)  Member Product Purchase Agreement between CF Industries, Inc. and
               Southern States Cooperative, Incorporated, dated October 18,
               1974, as supplemented by letter from J. Sultenfuss to G. Adlich, dated January 7, 1998

          (b) CF Industries, Inc. Product Purchase Agreement Assignment and Assumption Agreement by and among Gold Kist Cooperative, Inc. and CF Industries, Inc., dated Inc., Southern States October 13, 1998

10.8* Agreement and Plan of Merger between and among Southern States Cooperative, Incorporated, and Michigan Livestock Exchange, Statesman Financial Corporation and Michigan Livestock Credit Corporation, dated as of December 31, 1997

10.9*     (a)  Ground Lease between Southern States Cooperative, Incorporated, as Lessor, and Gold Bond Stamp Company of Georgia, as Lessee, dated as of July 15, 1977

          (b) Lease and Agreement between Gold Bond Stamp Company of Georgia, as Lessor, and Southern States Cooperative, as of July 15, 1977 Incorporated, as Lessee, dated as of July 15, 1977

10.10* Lease Agreement with Purchase Option by and between Scott Petroleum Corporation and Gold Kist Inc., dated January 5, 1995

10.10.1*  (a)  Asset Purchase Agreement by and between Agway, Inc. and Southern
               States Cooperative, Inc., dated as of June 20, 2000

          (b) Letter Agreement between Agway, Inc. and Southern States Cooperative, Inc., dated July 31, 2000, amending Asset Purchase Agreement

          (c) Promissory Note, dated July 31, 2000, payable to Agway, Inc. in the principal amount of $13,300,000


     MANAGEMENT REMUNERATION PLANS:

10.11* Southern States Supplemental Retirement Plan, effective November 11, 1987, as amended and restated through Fourth Amendment, effective July 1, 1995

10.12* Southern States Executive Incentive Plan, as restated effective July 1, 2000 (formerly, Southern States Deferred Compensation Plan, effective July 1, 1995, as amended and restated through Sixth Amendment, effective October 1, 1999)

10.13* Southern States Directors Deferred Compensation Plan, effective July 1, 1989, as amended and restated through First Amendment, effective July 1, 1995

10.14* Form of Executive Split Dollar Agreement between Southern States Cooperative, Incorporated and certain executive officers (listed in Attachment A to Exhibit 10.14)

12        Computation of Ratios

21*       List of Subsidiaries


     CONSENTS OF EXPERTS AND COUNSEL:

23.1      Consent of PricewaterhouseCoopers LLP

23.2      Consent of KPMG LLP

23.3**    Consent of Mays & Valentine, L.L.P. (included in Exhibit 5)

24*       Powers of Attorney

25* Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of First Union National Bank as Trustee under the Indenture

27        Financial Data Schedule

_______________________

*         Filed previously.
**        To be filed by amendment.

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                    SOUTHERN STATES COOPERATIVE, INCORPORATED
                                 (In thousands)



                  Column A                      Column B                      Column C                 Column D          Column E
                  --------                      --------                      --------                 --------          --------
                                                                              Additons
                                                                              --------
                                                 Balance            Charged                                               Balance
                                              at Beginning       to Costs and        Charged to                          at End of
                                              of the Period        Expenses        Other Accounts     Deductions          Period
                                              -------------        --------        --------------     ----------          ------
Year ended 6-30-00
     Reserves and allowances
       deducted from asset accounts:
       Allowance for doubtful accounts            $4,204                $500           $(1,800) (1)         $712 (2)       $2,192
       Allowance for discounts and
        other deductions                               0                   0                                   0                0
                                            ------------         -----------       -----------       -----------     ------------
                                                  $4,204                $500           $(1,800)             $712           $2,192
                                            ============         ===========       ===========       ===========     ============


Year ended 6-30-99
     Reserves and allowances
       deducted from asset accounts:
       Allowance for doubtful accounts            $2,643                $246           $ 1,832  (3)         $517 (2)       $4,204
       Allowance for discounts and
        other deductions                               0                   0                                   0                0
                                            ------------         -----------       -----------       -----------     ------------
                                                  $2,643                $246           $ 1,832              $517           $4,204
                                            ============         ===========       ===========       ===========     ============

Year ended 6-30-98
     Reserves and allowances
       deducted from asset accounts:
       Allowance for doubtful accounts            $2,237                $100           $ 1,233  (4)         $927 (2)       $2,643
       Allowance for discounts and
        other deductions                               0                   0                                   0                0
                                            ------------         -----------       -----------       -----------     ------------
                                                  $2,237                $100           $ 1,233              $927           $2,643
                                            ============         ===========       ===========       ===========     ============



(1) Allowance balance reversed in connection with receivables returned to Gold Kist
(2) Accounts charged off, net of recoveries
(3) Allowance balance of Inputs Business at acquisition
(4) Allowance balance of Michigan Livestock Exchange at acquisition

            Report of Independent Public Accountants on Schedule II
                   Southern States Cooperative, Incorporated


To the Board of Directors of
Southern States Cooperative, Incorporated

In connection with our audits of the consolidated financial statements of Southern States Cooperative, Incorporated and Subsidiaries as of June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
September 15, 2000